Exhibit 2.1

Execution Version

Privileged & Confidential

STOCK PURCHASE AGREEMENT

by and among

TRONOX US HOLDINGS INC.,

TRONOX ALKALI CORPORATION,

TRONOX LIMITED

(solely for purposes set forth herein)

and

GENESIS ENERGY, L.P.

Dated as of August 2, 2017

-i-

(cont’d)

-ii-

(cont’d)

-iii-

(cont’d)

-iv-

(cont’d)

-v-

(cont’d)

Page

Exhibits

Exhibit A:	Form of Transition Services Agreement
Exhibit B:	Form of Peroxygens Confidentiality Agreement
Exhibit C:	Form of Securities Purchase Agreement and Debt Commitment Letter
Exhibit D:	Example Statement
Exhibit E:	Form of Publicly Disclosable Information

Schedules

Schedule I:	Alkali Group Members
Schedule II:	Transaction Accounting Principles

Company Disclosure Schedule

Purchaser Disclosure Schedule

-vi-

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of August 2, 2017, is by and among Tronox Alkali Corporation, a Delaware corporation (the “Company”), Tronox US Holdings Inc., a Delaware corporation (“Seller”), Tronox Limited, an Australian public limited company incorporated in the Commonwealth of Australia (“Seller Parent”), and Genesis Energy, L.P., a Delaware limited partnership (“Purchaser”) (each of the Company, Purchaser and Seller, a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, Seller owns all of the issued and outstanding shares of the Company (together with its direct and indirect Subsidiaries set forth in Schedule I hereto, the “Alkali Group”);

WHEREAS, Seller desires to sell and transfer, and Purchaser desires to purchase, all of the capital stock of the Company (the “Shares”) for the consideration set forth in Section 2.2, subject to the terms and conditions of this Agreement;

WHEREAS, at the Closing, the Company, Seller and Purchaser shall enter into the Ancillary Agreements; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

1.1 Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Action” shall mean any claim, charge, action, cause of action, complaint, investigation, audit, suit, arbitration, litigation, demand, application, order, inquiry, hearing or other proceeding.

“Adjustment Amount” shall mean (i) (x) in the event Working Capital is greater than the Target Maximum Working Capital, an amount (in dollars) equal to Working Capital minus the Target Maximum Working Capital, (y) in the event Working Capital is less than the Target Minimum Working Capital, a negative amount (in dollars) equal to Working Capital minus the Target Minimum Working Capital and (z) in the event Working Capital is less than or equal to the Target Maximum Working Capital and greater than or equal to the Target Minimum Working Capital, zero dollars ($0), in each case, as of the Closing, plus (ii) Cash and Cash Equivalents.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided that, from and after the Closing, (i) none of the members of the Alkali Group shall be considered an Affiliate of Seller or Seller’s Affiliates, (ii) none of Seller or any of Seller’s Affiliates shall be considered an Affiliate of Purchaser or an Affiliate of any member of the Alkali Group and (iii) the members of the Alkali Group shall be considered Affiliates of Purchaser.

“Affiliated Group” shall mean any affiliated group within the meaning of Section 1504(a) of the Code or any other affiliated, combined, unitary or similar group defined under any state, local, or non-U.S. law.

“Alkali Group Intellectual Property” shall mean all Intellectual Property owned by (i) the Alkali Group; or (ii) the Seller or any of its Affiliates (including, the Alkali Group) and used exclusively in the Business.

“Ancillary Agreements” shall mean the Transition Services Agreement.

“Antitrust Law” shall mean the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other applicable Laws (including non-U.S. Laws) issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, lessening of competition through merger or acquisition, or effectuating foreign investment.

“Benefit Plan” shall mean each employee welfare plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA, in each case, whether or not such plan is subject to ERISA, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, equity or equity-based, change in control, retention, retirement, paid time off, employment, consulting, fringe or severance, benefit plan, (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated) other than a Multiemployer Plan, in each case (i) that is sponsored, maintained or contributed to or required to be contributed to by the Alkali Group for the benefit of the any current or former employee, director, officer or individual independent contractor of any member of the Alkali Group or (ii) maintained or sponsored by an Affiliate of the Alkali Group for the benefit of any current or former employee, officer, director or individual independent contractor of the Alkali Group.

“Business” shall mean the business as conducted by the Alkali Group of exploring, mining, producing, marketing and selling trona and trona-based sodium products, including various commercial grades of sodium carbonate (soda ash), sodium bicarbonate, sodium sesquicarbonate and sodium hydroxide (caustic soda).

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Cash and Cash Equivalents” shall mean the sum of the fair market value (expressed in United States dollars) of all cash and cash equivalents of the Alkali Group as of the Valuation Time, in each case, calculated in accordance with the Transaction Accounting Principles.

“CBA” shall mean the Collective Bargaining Agreement, dated as of July 1, 2016, by and between the Company and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers Intl. Union, AFL-CIO-CLC, on behalf of its affiliated Local Union No. 13, 214, as amended, restated and supplemented.

“Closing Indebtedness” shall mean the Indebtedness of the Seller (solely to the extent constituting a Lien on the Shares) and the Alkali Group as of the Valuation Time.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Combined Tax Return” shall mean any Affiliated Group Tax Return that includes at least one member of the Seller Group, on the one hand, and at least one member of the Alkali Group, on the other hand.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated as of May 25, 2017, by and between Seller Parent and Purchaser.

“Contract” shall mean any agreement, contract, subcontract, license, lease, sublease, obligation or undertaking, excluding any Benefit Plan.

“control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“Credit Facilities” shall mean (i) that certain Credit and Guaranty Agreement, dated as of February 8, 2012, by and among Tronox Pigments (Netherlands) B.V., as borrower, Seller Parent and certain of its subsidiaries party thereto, as guarantors, certain lenders party thereto from time to time, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the other agents party thereto (as amended, restated, supplemented or otherwise modified from time to time); (ii) that certain Amended and Restated Revolving Syndicated Facility Agreement, dated as of April 1, 2015, by and among Tronox Incorporated and certain of its subsidiaries party thereto, as U.S. borrowers and guarantors, Seller Parent and certain of its subsidiaries party thereto, as Australian borrowers and guarantors, Tronox Pigments (Holland) B.V. and certain of its affiliates party thereto, as Dutch borrowers and guarantors, the other subsidiary guarantors party thereto, the lenders party thereto from time to time, UBS AG, Stamford Branch, as issuing bank, swingline lender, administrative agent and collateral agent, and the other agents party thereto (as amended, restated, supplemented or otherwise modified from time to time); (iii) that certain Indenture, dated as of March 19, 2015, providing for the issuance of 7.50% Senior Notes due 2020, by and among Tronox Finance LLC, as issuer, Seller Parent and certain of its subsidiaries party thereto, as guarantors, and Wilmington Trust, National Association, as trustee (as amended, restated, supplemented or otherwise modified from time to time); and (iv) that certain Indenture, dated as of August 20, 2012, providing for the issuance of

6.375% Senior Notes due 2022, by and among Tronox Finance LLC, as issuer, Seller Parent and certain of its subsidiaries party thereto, as guarantors, and Wilmington Trust, National Association, as trustee (as amended, restated, supplemented or otherwise modified from time to time).

“Dataroom” shall mean the Intralinks electronic data room established for “Project Rodeo”.

“Debt Financing Sources” shall mean the Persons who have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing, including any underwriter, initial purchaser, placement agent, investor, lender, agent, arranger, bookrunner, letter of credit issuer or swingline lender under or in respect of the Debt Financing, including the parties to subscription, underwriting or purchase agreements, any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and such Persons’ and their respective Affiliates’ former, current and future officers, directors, employees, partners, controlling persons, advisors, agents, managers and representatives involved in the Debt Financing and the respective successors and permitted assigns of the foregoing.

“Debt Release Letters” shall mean release letters in customary form and reasonably acceptable to Purchaser produced by each holder of Closing Indebtedness terminating the obligations of Seller (solely to the extent constituting a Lien on the Shares) and the Alkali Group under such Closing Indebtedness and releasing Liens on the Shares and the assets and properties of the Alkali Group related thereto.

“Environmental Laws” shall mean any applicable Law relating to (a) Releases or threatened Releases of Hazardous Material; (b) pollution or protection of public health or safety; (c) protection of employee health or safety from Releases of or exposure to Hazardous Material in the indoor or outdoor environment; (d) the manufacture, distribution, registration, handling, transport, use, treatment, storage, or disposal of Hazardous Material; (e) protection of the environment, including from impacts caused by human activity, of natural resources, or of endangered species, or (f) mining or mine reclamation, including mine health or safety.

“Equity Financing Sources” means the investor parties to the Securities Purchase Agreement.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Example Statement” shall mean the example statement attached hereto as Exhibit D showing an illustrative form of the Closing Notice to be delivered pursuant to Section 2.4.

“Financing” shall mean one or more debt or equity financing transactions (including registered public offerings of debt or equity securities or private placements under Section 4(a)(2) or Rule 144A under the Securities Act and credit facilities) by the Purchaser and/or one of its Affiliates, as borrower or issuer, in each case, consummated at or before the Closing, including the Debt Financing and Equity Financing.

“Financing Sources” shall mean the Debt Financing Sources or the Equity Financing Sources.

“GAAP” shall mean generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.

“Governmental Entity” shall mean any foreign, multinational, domestic, federal, territorial, state or local governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Material” shall mean any substance, product, or waste material which is identified, listed, published, regulated or defined as a hazardous waste, hazardous or toxic substance, pollutant, contaminant, hazardous material or other similarly regulated material or substance under any Environmental Law or by any Governmental Entity, including naturally occurring radioactive materials, other radioactive materials, petroleum or any fraction thereof, petroleum refined products and petroleum waste, polychlorinated biphenyls, and asbestos and asbestos-containing materials.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person shall mean, without duplication, (a) the principal of and accrued and unpaid interest (including all obligations for premiums, fees, penalties, expenses, breakage costs and bank overdrafts) in respect of (i) indebtedness of such Person for money borrowed, (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments the payment of which such Person is responsible or liable and (iii) in respect of banker’s acceptances or letters of credit to the extent drawn upon and unpaid; (b) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities to the extent included as current liabilities in the calculation of Working Capital), including all seller notes, purchase price adjustments and “earn-out” payments; (c) all obligations in connection with any off-balance sheet financing, including synthetic leases and project financing classified as liabilities recorded on a balance sheet under GAAP; (d) all obligations of such Person under capitalized leases required to be recorded as capitalized leases by GAAP; (e) all obligations of such Person with respect to interest rate and currency obligations, swaps (other than those related to product swap sales and purchases), collars, caps and similar hedging obligations (valued at the termination value thereof); and (f) all obligations of the type referred to in clauses (a) through (e) of any Person the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, or which is secured by a Lien on any property or asset of such Person. For the avoidance of doubt and notwithstanding anything in this definition to the contrary, (A) for purposes of calculating the Purchase Price, “Indebtedness” shall not include any amounts included in Working Capital on the Final Post-Closing Adjustment Statement and (B) “Indebtedness” shall exclude any bonus amounts payable to employees of the Alkali Group pursuant to the 2017 Alkali Annual Incentive Plan or 2017 Alkali Local Incentive Plan and communicated to employees prior to the date hereof.

“Intellectual Property” shall mean all of the following in any jurisdiction throughout the world: (a) patents and applications therefor; (b) Marks, together with all appurtenant goodwill, along with renewals thereof; (c) copyrights, whether or not registered or published, and registrations, recordations and applications for registration therefor (including copyrights in computer software) and reversions, extensions and renewals thereof; (d) trade secrets, know-how, confidential information, data and databases and other collections of data (collectively, “Trade Secrets”); (e) rights in computer software and firmware, including data files, source code, object code and software-related specifications and documentations; and (f) all other forms of intellectual property.

“Intercompany Accounts” shall mean the consolidated intercompany accounts payable and accounts receivable between the Seller Parent and its Affiliates (excluding the Alkali Group), on the one hand, and the Company (including its Subsidiaries), on the other hand.

“Intercompany Advances” shall mean the consolidated intercompany loans or advances from the Seller Parent and its Affiliates (excluding the Alkali Group) to the Company (including its Subsidiaries), on the one hand, and from the Company (including its Subsidiaries) to Seller Parent and its Affiliates (excluding the Alkali Group), on the other hand.

“Interest Rate” shall mean a rate per annum equal to the one (1)-month LIBOR (as published by the ICE Benchmark Administration, or, if not published thereby, in another authoritative source selected by Seller and Purchaser), on the date that the applicable payment was required to be paid (or if no quotation for the one (1)-month LIBOR is available for such date, on the next preceding date for which such quotation is available) plus 500 basis points.

“IT Systems” shall mean all proprietary and third party computer software, firmware and hardware, and all information, communications and networks systems (including any outsourced systems and processes) that are used in, or relied on, to conduct the Business.

“Knowledge of Purchaser” shall mean the actual knowledge of the Persons listed on Section 1.1 of the Purchaser Disclosure Schedule.

“Knowledge of Seller” shall mean the actual knowledge of the Persons listed on Section 1.1(a) of the Company Disclosure Schedule.

“Knowledge of the Company” shall mean the actual knowledge of the Persons listed on Section 1.1(b) of the Company Disclosure Schedule.

“Law” shall mean any federal, state, local or foreign law (including common law), statute, regulation, ordinance, rule, judgment, order, decree, award, approval, concession, grant, franchise, directive, requirement, or other governmental restriction or any similar form of decision or approval of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Entity in effect as of the date of this Agreement.

“Leased Real Property” shall mean all leasehold or subleasehold estates in any land, buildings, structures, improvements or fixtures held by the Alkali Group, but excluding Mineral Rights.

“Liability” shall mean all indebtedness, obligations and other liabilities, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due, including any fines, penalties, judgments, awards or settlements respecting any judicial, administrative or arbitration proceedings or any damages, losses, assessments, deficiencies, claims or demands with respect to any applicable Law.

“Liens” shall mean all liens, mortgages (legal or equitable), deeds of trust, deeds to secure debt, pledges, charges, claims, security interests, purchase agreements, options, licenses, grants, leases, subleases, tenancies, occupancy agreements, rights-of-way, rights of setoff, rights of first refusal, rights of first offer, restrictive covenants, conditions, easements, encroachments, restrictions on transfer or other encumbrances.

“Losses” shall mean all losses, costs, interest, charges, expenses (including reasonable attorneys’, consultants’ or advisors’ fees), obligations, liabilities, settlement payments, awards, judgments, interest awards, fines, penalties, damages, assessments or deficiencies of any kind.

“Marks” shall mean fictional business names, corporate names, trade names, trade dress rights, trademarks and service marks, logos, social media identifiers, other sources of origin and registrations and applications for registration of any of the foregoing.

“Material Adverse Effect” shall mean (a) an event, development, change, condition or effect that is or would reasonably be expected to be materially adverse to the Alkali Group, its assets, condition (financial or otherwise) or results of operations, taken as a whole; provided, however, that no event, development, change or effect resulting from or arising out of any of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been, a “Material Adverse Effect” under clause (a): (i) events, developments, changes or effects in global or national economic, monetary, or financial conditions, including changes in prevailing interest rates, credit markets, or financial market conditions in or affecting the United States or any other jurisdiction in which the Alkali Group operates, (ii) events, developments, changes or effects in the industry in which the Alkali Group operates, (iii) events, developments, changes, conditions or effects in global or national political conditions, including the outbreak or escalation of war or acts of terrorism, (iv) earthquakes, hurricanes, tsunamis, typhoons, lightning, hailstorms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides, wildfires and other natural disasters, weather conditions and other force majeure events, (v) changes after the date hereof in applicable Law or the interpretations thereof, (vi) changes after the date hereof in GAAP or the interpretations thereof, (vii) any failure, in and of itself, by the Alkali Group to meet any internal or published industry analyst projections or forecasts or estimates of revenue or earnings for any period (it being understood that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there is or has been a Material Adverse Effect), or (viii) events, developments, changes, conditions or effects, including impacts on relationships with customers, suppliers, employees, labor organizations, or governmental entities, in each case attributable to the execution, announcement or pendency of this Agreement, the Ancillary Agreements, the transactions contemplated hereby or thereby or the identity of Purchaser or any of its Affiliates as the acquirer of the Shares (it being understood that the facts and circumstances giving rise to such impacts that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there is or has been a Material Adverse Effect); provided that the exceptions in clauses (i) – (vi) of the foregoing shall only apply to the extent such event, development, change, condition or effect does not have a materially disproportionate impact on the Alkali Group, taken as a whole, relative to other Persons in the industries in which the Alkali Group operates; or (b) an event, development, change, condition or effect that would or would reasonably be expected to impair in any material respect the ability of Seller to perform its obligations under this Agreement or any Ancillary Agreement or prevent or materially delay the consummation of the Sale.

“Multiemployer Plan” shall mean a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Order” shall mean any outstanding order, ruling, judgment, writ, injunction, stipulation, award, decree or similar order of any Governmental Entity.

“Organizational Document” shall mean any of the following, as applicable: (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (iv) limited liability company agreement or operating agreement for a limited liability company; (v) any charter, governing or similar document adopted or filed in connection with the creation, formation, governance or organization of a Person; and (vi) any amendment, side letter or binding interpretation of any of the foregoing.

“Outside Date” shall mean December 31, 2017.

“Owned Real Property” shall mean all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Alkali Group, but excluding Mineral Rights.

“Permits” shall mean all licenses (other than the Mineral Rights), permits, franchises, approvals, registrations, authorizations, consents or orders of, or filings with, any Governmental Entity.

“Permitted Liens” shall mean the following Liens: (a) Liens disclosed or reflected on the Financial Statements; (b) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable and that are being contested in good faith by appropriate proceedings or that may thereafter be paid without penalty for which adequate reserves have been established on the books and records of the Alkali Group in accordance with GAAP; (c) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by applicable Law and on a basis consistent with past practice or in the ordinary course of business of the Alkali Group for which adequate reserves have been established on the books and records of the Alkali Group that are not yet due and payable or, if due, not delinquent or that are being contest in good faith by appropriate proceedings and for which adequate reserves have been established on the books and records of the Alkali Group; (d) Liens incurred or deposits made in the ordinary course of business of the Alkali Group in connection with workers’ compensation, unemployment insurance or other types of social security for which adequate reserves have been established on the books and records of the Alkali Group; (e) defects or imperfections of title, easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances that do not materially affect the use of real estate (including the Mineral Rights) as used by the Alkali Group as of the date hereof; (f) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions, to the extent that the same do not (and could not reasonably be expected to) materially impair the ownership or use of the assets or properties of the Alkali Group or the Business (including the Mineral Rights); (g) Liens securing Closing Indebtedness to be released at Closing pursuant to the Debt Release Letters; (h) non-exclusive licenses of Intellectual Property granted in the ordinary course of business of the Alkali Group, or pursuant to this Agreement or any Ancillary Agreement, (i) exclusive licenses of Intellectual Property granted pursuant to this Agreement or any Ancillary Agreement and (j) Liens set forth on Section 1.1(c) of the Company Disclosure Schedule.

“Permitted Railcar Marks” shall mean railcar running numbers incorporating the “TNOX” prefix painted on 200 railcars leased by the Alkali Group from Trinity Industries (i.e. TNOX-2150 through TNOX-2349).

“Peroxygens Business” shall mean the business of (a) manufacture and sale of hydrogen peroxide, persulfates, peracetic acid products, silicates and calcium peroxide, (b) blending, formulating or purifying the foregoing and certain other materials into proprietary products for use in food safety, electronics, oil and gas production, wastewater treatment, soil and groundwater remediation, food processing, pharmaceutical, cosmetic and industrial markets, the latter including, but not limited to, latex and acrylic polymer initiation, pulp and paper manufacturing, and mining, (c) designing and manufacturing related value-added products, such as customized delivery systems, and (d) providing technical support, know-how and installation services related to the matters set forth in clauses (a), (b) and (c) of this sentence.

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.

“Post-Closing Period” shall mean any taxable period beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Pre-Closing Period” shall mean any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date. For the avoidance of doubt the Pre-Closing Period shall include the Seller Pre-Closing Period.

“Property Taxes” shall mean real and personal property Taxes.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, or other release into the environment.

“Restricted Business” shall mean the business of exploring, mining, producing, marketing and selling trona and trona-based sodium products, including various commercial grades of sodium carbonate (soda ash), sodium bicarbonate, sodium sesquicarbonate and sodium hydroxide (caustic soda).

“Restricted Party” shall mean (i) Seller and (ii) each Affiliate of Seller.

“Restricted Site” shall mean the portion of the property designated as NW, W2NE, NWSE, N2SW, all of NENESESW of Section 15, T19N, R110W that is identified as the Historic Phosphorous Handling Area.

“Restricted Site Deed” shall mean that certain Deed, dated March 24th, 2015, from FMC Corporation, as grantor, to FMC Wyoming Corporation, as grantee.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Equity Award” shall mean any stock option, restricted stock unit or other equity award granted to an employee of the Alkali Group under any Benefit Plan, which is outstanding on or after the date of this Agreement.

“Seller Expenses” shall mean, without duplication, the aggregate amount due and payable by the members of the Alkali Group as of immediately prior to the Closing for all out-of-pocket costs and expenses incurred by any member of the Alkali Group or by or on behalf of Seller (to the extent such amounts are a liability of any member of the Alkali Group) in connection with the negotiation, execution, delivery or performance of this Agreement or any of the Ancillary Agreements, or as a direct result of the consummation of the transactions contemplated by this Agreement and not any other actions, including any act of Purchaser or its Affiliates after the Closing; provided, however, that “Seller Expenses” shall exclude (i) any amounts to the extent incurred by, or at the written direction of, Purchaser or any of its Affiliates for the purpose of obtaining any financing in connection with the transactions contemplated by this Agreement and (ii) any bonus amounts payable to employees of the Alkali Group pursuant to the 2017 Alkali Annual Incentive Plan or 2017 Alkali Local Incentive Plan and communicated to employees prior to the date hereof.

“Seller Group” shall mean Seller and its Subsidiaries and Affiliates (other than any member of the Alkali Group).

“Seller Pre-Closing Period” shall mean any taxable period beginning on April 1, 2015 and ending on or prior to the Closing Date or a portion thereof.

“Separate Tax Return” shall mean any Tax Return of any member or members of the Alkali Group that does not include any member of the Seller Group.

“Solvent” when used with respect to any Person or group of Persons on a combined basis, shall mean that, as of any date of determination, (A) the amount of the fair saleable value of the assets of such Person (or group of Persons on a combined basis) will, as of such date, exceed (1) the value of all liabilities of such Person, including contingent and other liabilities, as of such date and (2) the amount that will be required to pay the probable liabilities of such Person (or group of Persons on a combined basis) on its existing debts (including contingent liabilities) as such debts become absolute and matured, (B) such Person (or group of Persons on a combined basis) will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (C) such Person (or group of Persons on a combined basis) will be able to timely pay and satisfy its liabilities and other obligations, including contingent and other liabilities, when and as they mature.

“Special Seller Indemnity Obligations” shall mean the following:

(i) All Liabilities of Seller and the other members of the Seller Group to the extent either arising out of or relating to the assets not owned by the Alkali Group at the Closing;

(ii) Any Indebtedness (a) of the Alkali Group or of the Business as of the Closing (other than any intercompany Indebtedness solely between members of the Alkali Group) and (b) of the Seller Group;

(iii) All out-of-pocket expenses of any member of the Seller Group arising or incurred prior to the Closing in connection with the negotiation, preparation, investigation and performance of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, including, without limitation, fees and expenses of counsel, accountants, consultants and advisers; and

(iv) Except to the extent set forth on Section 6.23 of the Company Disclosure Schedule or included in the calculation of Working Capital and reflected or reserved for on the Final Post-Closing Adjustment Statement, all intercompany Liabilities or intercompany payables between any member of the Seller Group, on the one hand, and any member of the Alkali Group, on the other hand, of any kind or nature.

“Straddle Period” shall mean any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation, business entity or organization whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (b) such first Person is the general partner or managing member or (c) such first Person owns or controls a majority of the securities or other interests of such business entity, directly or indirectly, and in respect of which such first Person is allocated such business entity’s gains or losses.

“Supplemental Financial Statements” shall mean the (a) unaudited condensed combined balance sheet of the Alkali Group as of June 30, 2017, (b) unaudited condensed combined statements of operations and cash flows, as applicable, of the Alkali Group for the three and six months ended June 30, 2016 and June 30, 2017, respectively, (c) the unaudited combined statements of comprehensive income of the Alkali Group for the three and six months ended June 30, 2016 and June 30, 2017, (d) the unaudited combined statements of changes in equity of the Alkali Group for the three and six months ended June 30, 2016 and June 30, 2017, and (e) applicable footnotes.

“Target Maximum Working Capital” shall mean $120,000,000.

“Target Minimum Working Capital” shall mean $100,000,000.

“Tax” shall mean (i) any tax of any kind, including any federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security, production, franchise, gross receipts, payroll, sales, use, employment, real or personal property, excise, transfer, value added, estimated, customs duties, stamp, alternative or add-on minimum, environmental or withholding tax, and any other governmental duty or assessment, together with all interest and penalties imposed with respect to such amounts and (ii) any obligation to indemnify another Person for any amount described in (i).

“Tax Asset” shall mean any Tax Item that could reduce a Tax, including a net operating loss, net capital loss, general business credit, foreign Tax credit, charitable deduction or credit related to alternative minimum Tax or other Tax credit.

“Tax Authority” shall mean any Governmental Entity responsible for the administration or the imposition of any Tax.

“Tax Benefit” shall mean the Tax effect of any Tax Item which decreases Taxes paid or payable or increases Tax basis, including any interest with respect thereto or interest that would have been payable but for such item. For purposes of determining the amount and timing of any Tax Benefit, the recipient of the Tax Benefit shall be deemed to pay Tax at the highest marginal rates in effect in the year such Tax Benefit is realized or utilized, shall be deemed to realize or utilize any Tax Benefit in the first taxable year that such Tax Benefit may be realized or utilized under applicable Law and shall be deemed to have no Tax Assets other than those giving rise to such Tax Benefit.

“Tax Claim” shall mean any claim with respect to Taxes made by any Tax Authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article VIII.

“Tax Item” shall mean any item of income, gain, loss, deduction, credit, recapture of credit or any other item which increases or decreases Taxes paid or payable, including an adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) resulting from a change in accounting method.

“Tax Proceeding” shall mean any audit, examination, contest, litigation or other proceeding with or against any Tax Authority.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement, including any schedules or attachments thereto, filed or required to be filed with any Tax Authority relating to Taxes and any amendment thereof.

“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property”.

“Transaction Accounting Principles” shall mean the principles and policies described in Schedule II hereto.

“Transfer Tax” shall mean any sales, use, transfer, documentary, stamp, value added, real property transfer or other similar Taxes imposed on or payable in connection with the transactions contemplated pursuant to this Agreement.

“Transition Services Agreement” shall mean the Transition Services Agreement between Purchaser, on the one hand, and Seller, on the other hand, to be entered into at the Closing in substantially the form attached hereto as Exhibit A.

“Treasury Regulations” shall mean the regulations promulgated by the United States Department of the Treasury under the Code.

“Tronox Marks” shall mean any and all Marks of Seller or any of its Affiliates using or containing “Tronox” (in block letters or otherwise), either alone or in combination with other words or elements, any and all Permitted Railcar Marks and any and all Marks confusingly similar thereto or using or containing any of the foregoing either alone or in combination with other words or elements, together with the goodwill associated with any of the foregoing.

“Valuation Time” shall mean 11:59 p.m. New York City time on the Business Day immediately preceding the Closing Date.

“Working Capital” shall mean, with respect to the Alkali Group, the aggregate value of the current assets of the Alkali Group, excluding Cash and Cash Equivalents, less the aggregate value of the current liabilities of the Alkali Group, excluding Closing Indebtedness, in each case, determined on a consolidated basis without duplication, as of the Valuation Time and calculated in accordance with the Transaction Accounting Principles and including only current assets and current liabilities to the extent that such assets and liabilities are of the type and kind included in the Example Statement.

1.2 Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Agreement	Preamble
AGUB	Section 8.10(c)
Alkali Group	Recitals
Alternative Financing	Section 6.18(a)
Attorney-Client Communication	Section 12.14
Cap	Section 11.2(b)(iv)
Causes of Action	Section 6.22(a)
Closing	Section 2.1
Closing Adjustment	Section 2.4(a)
Closing Date	Section 2.3
Closing Notice	Section 2.4(a)
Company	Preamble
Company Disclosure Schedule	Article III
Company Transaction	Section 6.21
Continuing Employees	Section 7.1(a)
Controlling Party	Section 8.6(c)
Covered Losses	Section 6.11(c)
Covered Persons	Section 6.11(a)
De Minimis Amount	Section 11.2(b)(ii)
Debt Commitment Letter	Section 5.4
Debt Financing	Section 5.4
Debt Financing Commitments	Section 5.4
Deductible	Section 11.2(b)(iii)
DOJ	Section 6.3(a)
Environmental Permits	Section 3.14(a)(ii)
Equity Financing	Section 5.4
Estimated Cash and Cash Equivalents	Section 2.4(a)
Estimated Working Capital	Section 2.4(a)
Exempt Information	Section 6.2(b)
FCPA	Section 3.8(b)
Fee Letter	Section 5.4
Final Adjustment Amount	Section 2.6(c)
Final Post-Closing Adjustment Statement	Section 2.6(c)
Financial Assurance	Section 3.14(a)(i)
Financial Statements	Section 3.5(a)
Financing Commitments	Section 5.4
FTC	Section 6.3(a)
Governmental Approvals	Section 6.3(a)
Indemnified Guarantees	Section 6.7(a)
Indemnified Party	Section 11.4(a)
Indemnifying Party	Section 11.4(a)
Indemnity Agreement	Section 6.7(c)
Independent Accounting Firm	Section 2.6(c)
Initial Cash and Cash Equivalents	Section 2.5(a)
Initial Closing Adjustment Amount	Section 2.5(a)
Initial Closing Working Capital	Section 2.5(a)
Initial Post-Closing Adjustment Statement	Section 2.5(a)
Interim Financial Statements	Section 3.5(a)
Investors	Section 5.4
IP Contracts	Section 3.16(d)

IRS	Section 3.10(b)
Leases	Section 3.12(c)
Lenders	Section 5.4
Material Contracts	Section 3.15(a)
Mineral Rights	Section 3.12(a)
Money Laundering Laws	Section 3.8(c)
New Plans	Section 7.1(b)
Non-Controlling Party	Section 8.6(c)
Notice of Disagreement	Section 2.6(a)
Parties	Preamble
Party	Preamble
PBGC	Section 3.10(b)
Pension Plan	Section 3.10(d)
Peroxygens Confidentiality Agreement	Section 6.2(a)
Post-Closing Adjustment	Section 2.7
Post-Closing Statement	Schedule II
Pre-Adjustment Amount	Section 2.2
Pre-Closing Separate Tax Return	Section 8.4(a)
Process Agent	Section 12.13(b)
Purchase Price	Section 2.2
Purchaser	Preamble
Purchaser Disclosure Schedule	Article V
Purchaser Fundamental Representations	Section 11.3(c)
Purchaser Indemnified Parties	Section 11.2(a)
Purchaser Tax Indemnified Parties	Section 8.1
R&W Policy	Section 11.2(d)
Real Property	Section 3.12(b)
Reclamation Requirements	Section 6.7(c)
Released Persons	Section 6.22(a)
Replacement Contract	Section 6.12
Resolution Period	Section 2.6(b)
Review Period	Section 2.5(b)
Sale	Section 2.1
Section 336(e) Allocation	Section 8.10(c)
Section 336(e) Allocation Notice of Objection	Section 8.10(c)
Section 336(e) Allocation Review Period	Section 8.10(c)
Section 336(e) Elections	Section 8.10(a)
Securities Purchase Agreement	Section 5.4
Seller	Preamble
Seller Fundamental Representations	Section 11.1(a)
Seller Guarantors	Section 6.7(a)
Seller Indemnified Parties	Section 11.3(a)
Seller Parent	Preamble
Seller Tax Indemnified Parties	Section 8.2
Shared Contract	Section 6.12
Shares	Recitals

Straddle Period Separate Tax Return	Section 8.4(b)
Surety Bond Issuer	Section 6.7(c)
Surety Bonds	Section 6.7(c)
Third Party Claim	Section 11.4(a)
Union Agreements	Section 3.11(a)
WARN	Section 3.11(a)
Wyoming DEQ	Section 6.7(c)

ARTICLE II

THE SALE AND PURCHASE

2.1 Sale and Purchase of Shares. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in, and in accordance with, this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), Seller shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser (or its designee) shall purchase and acquire from Seller, all right, title and interest in and to the Shares, free and clear of all Liens (the “Sale”).

2.2 Purchase Price. In consideration for the Shares, at the Closing, Purchaser shall pay to Seller $1,325,000,000 in cash (the “Pre-Adjustment Amount”), to be increased or decreased as a result of the Closing Adjustment and/or the Post-Closing Adjustment, if any, pursuant to Section 2.4 through Section 2.7 (the “Purchase Price”).

2.3 Closing. The Closing shall take place at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022, at 10:00 a.m., New York time, on the third (3rd) Business Day (or, at Seller’s option, the last Business Day of the month that includes such third (3rd) Business Day) after all of the conditions set forth in Article IX (other than those conditions that by their nature can only be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions at that time) are satisfied or waived or at such other place, time or date as may be mutually agreed upon in writing by Seller and Purchaser (the “Closing Date”). At the Closing

(a) Seller shall:

(i) deliver to Purchaser (or to an Affiliate of Purchaser designated by Purchaser), with respect to the Shares, all stock certificates, together with stock powers or other instruments of transfer duly executed in blank with any required stock transfer stamps affixed thereto;

(ii) deliver to Purchaser the certificate required to be delivered pursuant to Section 9.2(c);

(iii) deliver to Purchaser a duly executed certificate of non-foreign status from Seller, substantially in the form and substance of the sample certification set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(B);

(iv) deliver to Purchaser resignations from office of each of the directors, managers, officers or other representatives of each member of the Alkali Group designated by Purchaser (in writing delivered to Seller prior to the Closing) to resign at the Closing;

(v) execute and deliver to Purchaser each of the other Ancillary Agreements to which Seller is a party;

(vi) deliver, or cause to be delivered, to Purchaser, the Debt Release Letters;

(vii) deliver to Purchaser a certificate of good standing with respect to the Company, issued by the Secretary of State of the State of Delaware, dated a reasonable date prior to the Closing Date;

(viii) deliver to Purchaser a copy of the Organizational Documents of the Company, including any amendments thereto, certified by the Secretary of State of the State of Delaware as of a reasonable date prior to the Closing Date;

(ix) deliver to Purchaser properly completed and duly executed Section 336(e) Elections statements with respect to the sale of Company that comply with Treasury Regulation Sections 1.336-(h)(5)-(6) and are in form and substance reasonably satisfactory to the Purchaser; and

(x) deliver, or cause to be delivered, to Purchaser all such other documents, certificates and instruments as Purchaser may reasonably request in order to give effect to the transactions contemplated by this Agreement and the Ancillary Agreements or to vest in Purchaser or its designated Affiliate good and valid title to the Shares;

provided, that in no circumstances shall the Closing be delayed by reason of the non-delivery at Closing of any delivery pursuant to the forgoing clause (x).

(b) Purchaser shall:

(i) pay to Seller (or to an Affiliate of Seller designated by Seller), by wire transfer to an account or accounts designated by Seller in writing prior to the Closing, in immediately available funds, an aggregate amount equal to the Pre-Adjustment Amount, plus the Closing Adjustment (if the Closing Adjustment is a positive amount) or less the absolute value of the Closing Adjustment (if the Closing Adjustment is a negative amount);

(ii) deliver to Seller the certificate required to be delivered pursuant to Section 9.3(c);

(iii) execute and deliver to Seller each of the other Ancillary Agreements; and

(iv) deliver to Seller a copy of a signature page to the Peroxygens Confidentiality Agreement (if such agreement is required or requested by the counterparty thereto) duly executed by Purchaser.

2.4 Closing Adjustment.

(a) Not less than five (5) Business Days prior to the anticipated Closing Date, Seller shall provide Purchaser with a statement (the “Closing Notice”) substantially in the form of the Example Statement of (x) the estimated Working Capital as of the Closing (the “Estimated Working Capital”), the estimated amount of Cash and Cash Equivalents (the “Estimated Cash and Cash Equivalents”) and the estimated Adjustment Amount as of the Closing based on the foregoing (the “Closing Adjustment”), (y) Seller’s calculation of the Estimated Working Capital, Estimated Cash and Cash Equivalents and Closing Adjustment in reasonable detail, together with reasonable supporting documentation, and the calculation of the Purchase Price determined from the foregoing and (z) the account or accounts to which Purchaser shall transfer funds pursuant to Section 2.3.

(b) The Closing Notice shall be prepared in accordance with the Transaction Accounting Principles based on Seller’s good faith, reasonable best estimates.

2.5 Post-Closing Statements.

(a) Within sixty (60) days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement (the “Initial Post-Closing Adjustment Statement”) of the Working Capital as of the Closing (the “Initial Closing Working Capital”), the Cash and Cash Equivalents as of the Closing (the “Initial Cash and Cash Equivalents”) and the Adjustment Amount as of the Closing determined from the foregoing (the “Initial Closing Adjustment Amount”), setting forth Purchaser’s good faith calculation of the Initial Closing Working Capital, Initial Cash and Cash Equivalents and Initial Closing Adjustment Amount in reasonable detail, and the calculation of the Purchase Price determined from the foregoing. The Initial Post-Closing Adjustment Statement shall be prepared in accordance with the Transaction Accounting Principles.

(b) During the forty-five (45)-day period immediately following Seller’s receipt of the Initial Post-Closing Adjustment Statement (the “Review Period”), Seller and its representatives will be permitted to review Purchaser’s books and records and work papers relating to the Initial Post-Closing Adjustment Statement. As reasonably requested by Seller, Purchaser will, and will use its commercially reasonable efforts to cause its accountants to, cooperate with and assist Seller and its representatives in the conduct of such review, including by providing reasonable access to such books and records and work papers and making available personnel to the extent reasonably required at reasonable times upon reasonable advance notice, and, if required by the accountants, subject to signing a customary agreement relating to such access to work papers in form and substance reasonably acceptable to the accountants.

(c) Purchaser agrees that, following the Closing through the date that the Final Post-Closing Adjustment Statement becomes final and binding, it will not take or permit to be taken, any actions with respect to any accounting books, records, policies or procedures on which the Financial Statements or the Initial Post-Closing Adjustment Statement is based, or on which the Final Post-Closing Adjustment Statement is to be based, that are inconsistent with the Transaction Accounting Principles or that would reasonably be expected to materially impede or delay the determination of the amount of the Initial Closing Working Capital, the Initial Closing Adjustment Amount or the preparation of any Notice of Disagreement or the Final Post-Closing Adjustment Statement in the manner and utilizing the methods provided by this Agreement.

2.6 Reconciliation of Post-Closing Statements.

(a) Seller shall notify Purchaser in writing prior to the expiration of the Review Period if Seller believes the Initial Post-Closing Adjustment Statement contains errors or was not prepared in accordance with Section 2.5(a), which notice shall describe the basis for such belief in reasonable detail (the “Notice of Disagreement”). If no Notice of Disagreement is received by Purchaser prior to the expiration of the Review Period, then the Initial Post-Closing Adjustment Statement shall be deemed to have been accepted by Seller and shall become final and binding upon the Parties in accordance with Section 2.6(c), absent manifest error or fraud.

(b) During the thirty (30) days immediately following the delivery of a Notice of Disagreement (if any) (the “Resolution Period”), Seller and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement. All such discussions related thereto shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule and evidence of such discussions shall not be admissible or used by any Party in any future proceedings between the Parties, including any proceedings before or with the Independent Accounting Firm.

(c) If, at the end of the Resolution Period, Seller and Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement (other than disputes involving the application or interpretation of applicable Law or other provisions of this Agreement), Seller and Purchaser shall submit all matters that remain in dispute with respect to the Notice of Disagreement (along with a copy of the Initial Post-Closing Adjustment Statement marked to indicate those line items that are not in dispute, which line items shall be deemed final and binding on the Parties) to an independent certified public accounting firm in the United States of good national reputation mutually acceptable to Seller and Purchaser (the “Independent Accounting Firm”). Within thirty (30) days after the Independent Accounting Firm’s selection, the Independent Accounting Firm (acting as an expert and not as an arbitrator) shall make a final, written determination, binding on the Parties, of the appropriate amount of each of the line items in the Initial Post-Closing Adjustment Statement which remain in dispute, as indicated in the Notice of Disagreement which Seller and Purchaser have submitted to the Independent Accounting Firm. The Independent Accounting Firm shall calculate, based solely on (x) a single set of written submissions of Purchaser, on the one hand, and Seller, on the other hand, made within fifteen (15) days after the engagement of the Independent Accounting Firm and shared with the other Party, and (y) a single written response submitted to the Independent Accounting Firm within five (5) days after receipt of each such submission (which the Independent Accounting Firm shall share with the other Party), and not by independent investigation, the Initial Closing Adjustment Amount. During the review by the Independent Accounting Firm, Purchaser and Seller and their respective accountants will each make available to the

Independent Accounting Firm interviews with such personnel, and such information, books and records and work papers, as may be reasonably required by the Independent Accounting Firm to fulfill its obligations under this Section 2.6(c); provided, however, that the accountants of Seller or Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm, except in accordance with such accountants’ normal disclosure procedures and then only after such firm has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants. The Independent Accounting Firm shall be instructed that its calculation (i) must be made in accordance with the Transaction Accounting Principles and the other definitions and applicable provisions of this Agreement, and (ii) with respect to each item in dispute, such determination shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller in the Notice of Disagreement or by Purchaser in the Initial Post-Closing Adjustment Statement with respect to such disputed line item. The statement of the Initial Closing Adjustment Amount as determined either through agreement of the Parties pursuant to Section 2.6(a) or 2.6(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.6(c) shall be final and binding on the Parties and is referred to as the “Final Post-Closing Adjustment Statement” and the Initial Closing Adjustment Amount set forth therein as the “Final Adjustment Amount.”

(d) All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne by Seller, on the one hand, and Purchaser, on the other hand, in proportion to the differences between the Initial Closing Adjustment Amount as determined by the Independent Accounting Firm and the Initial Closing Adjustment Amount set forth in the Notice of Disagreement and the Initial Post-Closing Adjustment Statement, respectively.

2.7 Post-Closing Adjustment. The “Post-Closing Adjustment” shall be equal to (a) the Final Adjustment Amount less (b) the Closing Adjustment. If the Post-Closing Adjustment is a positive amount, then Purchaser shall pay in cash to Seller (or one or more Affiliates of Seller designated by Seller) the amount of the Post-Closing Adjustment by wire transfer of immediately available funds to the account or accounts designated by Seller prior to the Closing. If the Post-Closing Adjustment is a negative amount, then Seller shall (or shall cause an Affiliate designated by Seller to) pay in cash to Purchaser the absolute value of the amount of the Post-Closing Adjustment by wire transfer of immediately available funds to the account or accounts designated by Purchaser prior to the Closing. Any such payment shall be made within five (5) Business Days after the Final Post-Closing Adjustment Statement is delivered. The Purchase Price shall equal the Pre-Adjustment Amount (x) plus the Final Adjustment Amount, if the Final Adjustment Amount is positive, or (y) less the absolute value of the Final Adjustment Amount, if the Final Adjustment Amount is negative.

2.8 Withholding. Notwithstanding anything in this Agreement to the contrary, Purchaser and the members of the Alkali Group shall be entitled to withhold and deduct from the consideration otherwise payable pursuant to this Agreement such amounts as Purchaser or the members of the Alkali Group are required to deduct and withhold with respect to the making of such payment under the Code or any provision of U.S. state or local Tax Law; provided, that Purchaser shall provide Seller with reasonable notice prior to withholding any amounts pursuant to this Section 2.8 and the parties shall cooperate to minimize or eliminate any withholding. To the extent that amounts are so withheld and paid over to the appropriate Tax Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered to Purchaser prior to the execution of this Agreement (the “Company Disclosure Schedule”) (provided that disclosure in any Section of the Company Disclosure Schedule (other than Sections 3.1, 3.2, and 3.3 of the Company Disclosure Schedule, which matters shall be disclosed only by specific disclosure in the respective section of the Company Disclosure Schedule) shall apply to any other section to the extent that the relevance of such disclosure to such other section is reasonably apparent on its face), the Company represents and warrants to Purchaser as follows:

3.1 Organization and Qualification of the Alkali Group. Each member of the Alkali Group is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and each member of the Alkali Group has all requisite corporate or other organizational power and authority to carry on its businesses (including the Business) as now being conducted and is qualified to do business and is in good standing as a foreign Person in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.2 Capitalization of the Members of the Alkali Group. The Shares have been duly authorized and were validly issued, are free and clear of all Liens (other than Permitted Liens under the Credit Facilities that will be released at Closing or those arising under applicable securities Laws) are fully paid and nonassessable and were not offered, sold or issued in violation of any preemptive rights or any applicable Law. All other interests in any member of the Alkali Group have been duly authorized and were validly issued to the member of the Alkali Group holding such interests, are free and clear of all Liens (other than Permitted Liens under the Credit Facilities that will be released at Closing or those arising under applicable securities Laws), are fully paid and nonassessable (if applicable) and were not offered, sold or issued in violation of any preemptive rights or any applicable Law. The Shares are owned beneficially and of record by Seller free and clear of all Liens (other than Permitted Liens under the Credit Facilities that will be released at Closing or those arising under applicable securities Laws). Section 3.2 of the Company Disclosure Schedule sets forth the name, jurisdiction of incorporation or organization, authorized capital and holder of the equity interests in each Subsidiary of the Company and any other Person in which the Alkali Group owns an equity interest. Except for the Shares or any interest in any member of the Alkali Group held by another member of the Alkali Group, there are no shares of common stock, preferred stock, equity interests or other voting securities of any member of the Alkali Group reserved, issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, phantom equity or similar rights, redemption rights, repurchase rights, convertible, exercisable or exchangeable securities, or other Contracts, agreements, arrangements or commitments of any character relating to the issued or unissued share capital or other ownership interest in any member of the Alkali Group or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person, directly or indirectly (whether with or without the occurrence of any contingency), a right to subscribe for or acquire, any securities or other equity interests of any member of the Alkali Group or valued in reference, in whole or in part, to any member of the Alkali Group, and no securities or other equity interests evidencing such rights are authorized, issued or outstanding. No member of the Alkali Group has any outstanding bonds, debentures, notes or other obligations which provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders (or holders of any equity interests or other voting securities) of such member of the Alkali Group on any matter.

3.3 Authority Relative to this Agreement. The Company has all necessary power and authority, and has taken all action necessary, to authorize, execute, deliver and perform this Agreement and each Ancillary Agreement to which it is party and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, in accordance with the terms of this Agreement and the Ancillary Agreements, respectively. This Agreement has been, and each of the Ancillary Agreements when executed will be, duly and validly executed and delivered by the Company, and, assuming the due authorization, execution and delivery by Purchaser of this Agreement and each Ancillary Agreement to which it is party, constitutes (or, in the case of the Ancillary Agreements, will constitute) a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or at Law).

3.4 Consents and Approvals; No Violations. No filing with or notice to, and no license, permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of the Alkali Group for the execution, delivery and performance by the Company of this Agreement or any Ancillary Agreement except (a) compliance with any applicable requirements of the HSR Act and any non-U.S. Antitrust Laws listed on Section 3.4 of the Company Disclosure Schedule; (b) compliance with any foreign, state or federal licenses or permits listed on Section 3.4 of the Company Disclosure Schedule; or (c) any such filings, notices, licenses, permits, authorizations, registrations, consents or approvals, the failure to make or obtain have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence, neither the execution, delivery and performance of this Agreement or any Ancillary Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement or any Ancillary Agreement will (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or bylaws (or similar Organizational Documents) of the Company or any other member of the Alkali Group, (ii) result in a breach, violation or infringement of, or constitute (with or without notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Material Contract, or (iii) violate or infringe any Law applicable to the Company or any other member of the Alkali Group or any of their respective properties or assets, except in the case of each of clauses (ii) and (iii), for violations or infringements that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.5 Financial Statements; Liabilities.

(a) Section 3.5(a) of the Company Disclosure Schedule sets forth the following financial statements: (i) the audited combined balance sheets of the Alkali Group, as of December 31, 2015 and December 31, 2016; (ii) the audited combined statements of operations of the Alkali Group for the three-month period ended March 31, 2015 (Predecessor), the nine-month period ended December 31, 2015 (Successor) and the twelve-month period ended December 31, 2016; (iii) the audited combined statements of cash flows of the Alkali Group for the three-month period ended March 31, 2015 (Predecessor), the nine-month period ended December 31, 2015 (Successor) and the twelve-month period ended December 31, 2016; (iv) the audited combined statements of comprehensive income of the Alkali Group for the three-month period ended March 31, 2015 (Predecessor), the nine-month period ended December 31, 2015 (Successor) and the twelve-month period ended December 31, 2016; (v) the audited combined statements of changes in equity of the Alkali Group for the three-month period ended March 31, 2015 (Predecessor), the nine-month period ended December 31, 2015 (Successor) and the twelve-month period ended December 31, 2016 (vi) the unaudited condensed combined balance sheet of the Alkali Group as of March 30, 2017; (vii) the unaudited condensed combined statements of operations of the Alkali Group for the three-month period ended March 31, 2017; (viii) the unaudited condensed combined statements of cash flows of the Alkali Group for the three-month period ended March 31, 2017; (ix) the unaudited combined statements of comprehensive income of the Alkali Group for the three-month period ended March 31, 2017; and (x) the unaudited combined statements of changes in equity of the Alkali Group for the three-month period ended March 31, 2017 (the items referred to in clauses (i) through (x), with any notes thereto, being herein collectively referred to as the “Financial Statements” and the items referred to in clauses (vi) through (x), with any notes thereto, being herein collectively referred to as the “Interim Financial Statements”). The Financial Statements have been prepared in accordance with GAAP (except as may be noted therein), applied on a consistent basis throughout the period involved, from the books and records of the Alkali Group, and present fairly, in all material respects, the combined financial position and the combined results of operations of the Alkali Group as of the respective dates thereof or the periods then ended, except that the Interim Financial Statements may be subject to normal and recurring year-end adjustments and may not contain all footnotes and other presentation items required under GAAP, none of which is material. Notwithstanding the Company’s representations and warranties made in this Section 3.5(a) or Section 3.5(c), Purchaser acknowledges that throughout the periods covered by the Financial Statements, the Business has not operated as a separate stand-alone entity of Seller, instead the Business has been reported within Seller Parent’s consolidated financial statements; stand-alone financial statements have not historically been prepared for the Business; and the Financial Statements have been prepared in good faith from Seller Parent’s historical accounting records and are presented on a stand-alone basis.

(b) There are no liabilities or obligations of the Alkali Group of any nature, whether or not accrued, contingent or otherwise that would be required by GAAP to be reflected on a combined balance sheet of the Alkali Group, other than those that (i) are reflected or reserved against on the Financial Statements, (ii) have been incurred in the ordinary course of business since the date of the most recent balance sheet included in the Financial Statements, (iii) will be discharged or paid off prior to or at the Closing, or (iv) individually or in the aggregate, have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No member of the Alkali Group has any liabilities other than liabilities of the Business.

(c) Subject to the last sentence of Section 3.5(a), the Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) all material information concerning the Alkali Group is made known on a timely basis to the individuals responsible for the preparation of the Financial Statements and (ii) transactions have been recorded as necessary to permit the preparation of the Financial Statements in conformity with the Transaction Accounting Principles. Except as set forth on Section 3.5(c) of the Company Disclosure Schedule, neither Company nor, to the Knowledge of the Company, the Company’s independent accountants have, since December 31, 2015, identified or been made aware of (i) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by any member of the Alkali Group, (ii) any illegal act or fraud, whether or not material, that involves the management of the Company or any of its Subsidiaries, or (iii) any claim or allegation regarding any of the foregoing. Neither the Company nor any of its Subsidiaries maintains off-the-book accounts or more than one set of books, records or accounts.

(d) The Parties understand and agree that no representation or warranty is made by the Company in respect of any estimates or financial projections, plans or budgets of the Alkali Group.

3.6 Absence of Certain Changes or Events. Except as set forth on Section 3.6 of the Company Disclosure Schedule, since December 31, 2016 through the date of this Agreement, the Alkali Group has conducted the Business in the ordinary course of business. Except as set forth on Section 3.6 of the Company Disclosure Schedule, since December 31, 2016 through the date of this Agreement, no member of the Alkali Group has taken any action that, if taken after the date of this Agreement without Purchaser’s consent, would constitute a breach of the covenants set forth in clauses (iii)(A), (iii)(B), (iii)(C), (iii)(E), (viii) or (ix) of Section 6.4(b). Since December 31, 2016, there has not occurred any event that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.7 Litigation. Except as set forth on Section 3.7 of the Company Disclosure Schedule, (a) there is no material Action pending, or to the Knowledge of the Company, threatened, against any member of the Alkali Group, or brought by any member of the Alkali Group, (b) no member of the Alkali Group is subject to any material outstanding Order, writ, or injunction and (c) there are no material settlements to which, as of the date hereof, any member of the Alkali Group is a party or by which any of their material assets or material properties are bound.

3.8 Compliance with Laws.

(a) The members of the Alkali Group are and, since April 1, 2015, have been in compliance in all material respects with all applicable Laws and Orders. Since April 1, 2015, no member of the Alkali Group has received any written notice of or been charged with the material violation of any Laws. The Parties understand and agree that this Section 3.8 does not apply to (i) matters involving Benefit Plans or Taxes, as these matters are governed by Section 3.10 and 3.13 respectively, (ii) matters involving Intellectual Property, as those matters are governed by Section 3.16, or (iii) environmental matters, as those matters are governed by Section 3.14.

(b) All the members of the Alkali Group currently are and, since April 1, 2015 have been, in compliance with: (i) all applicable sanctions Laws, including the U.S. economic sanctions Laws; (ii) any Laws or regulations regarding the importation of goods, including the U.S. import Laws; (iii) all applicable export control Laws, including the Export Administration Regulations; (iv) U.S. anti-boycott Laws; and (v) all applicable anti-corruption Laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), in each case of clauses (i) through (v), except where the failure to be in compliance is not or would not reasonably be expected to be, individually or in the aggregate, material to the Alkali Group. Since April 1, 2015, none of the members of the Alkali Group, nor any of their respective directors, officers, employees, or, to the Knowledge of the Company, any Person acting for, at the direction, or on behalf of any of them has been or is designated on, or is owned or controlled by any party that has been or is designated on, any list of restricted parties maintained by any U.S. Governmental Entity. Since April 1, 2015, none of the members of the Alkali Group, nor any of their respective directors, officers or employees (except for any of the foregoing natural persons acting solely in their personal capacity), nor, to the Knowledge of the Company, any Person acting for, at the direction, or on behalf of any of them: (A) has made, paid or received any unlawful bribes, kickbacks or other similar payments; (B) has made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate; or (C) otherwise has made or paid any improper foreign payment (as defined under the FCPA).

(c) Since April 1, 2015, the operations of the members of the Alkali Group are, and have been, conducted in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related rules or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”).

3.9 Permits. The members of the Alkali Group have, or will have as of the Closing, all material Permits which are used in or required for the operation of the Business as presently conducted, and, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the transactions contemplated by this Agreement will not adversely affect them. No member of the Alkali Group is in material default or material violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any Permit to which such Person is a party. The Parties understand and agree that this Section 3.9 does not apply to any environmental matters, as those matters are governed by Section 3.14.

3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Schedule identifies each material Benefit Plan as of the date of this Agreement.

(b) With respect to each Benefit Plan, Seller or the Company, as applicable, has made available to Purchaser, copies of (i) the plan document and all amendments thereto and in the case of an unwritten Benefit Plan, a written description thereof, (ii) current trust documents and administrative services agreements, (iii) most recent summary plan description, any subsequent summary of material modification thereto, (iv) the most recently filed IRS Form 5500 annual report (with applicable attachments), (v) the most recent Internal Revenue Service (“IRS”) determination, opinion or advisory letter for each Benefit Plan that is intended to be qualified under Code Section 401(a), (vi) the most recent annual premium payment forms filed with the Pension Benefit Guaranty Corporation (“PBGC”), (vii) any non-routine correspondence with any Governmental Entity related to a Benefit Plan and (viii) the most recent nondiscrimination test results.

(c) Each Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and the applicable provisions of ERISA, the Code and all other Laws.

(d) The Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code (each, a “Pension Plan”) have received determination letters from the IRS for the most recent cycle applicable to each such Benefit Plan and, to the Knowledge of the Company, nothing has occurred since the date of such determination or recognition of exemption that would reasonably be expected to adversely affect the qualification of such Benefit Plan.

(e) Except as provided in Section 3.10(e) of the Company Disclosure Schedule, neither any member of the Seller Group nor any member of the Alkali Group maintains, contributes to, is required to contribute to, or has any actual or contingent Liability, whether direct or indirect, with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code or (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

(f) No Benefit Plan has failed to satisfy the minimum funding standards of Section 302 of ERISA or Section 412 of the Code, nor has any waiver of the minimum funding standards of Section 302 of ERISA or Section 412 of the Code been requested, or granted, with respect to any Benefit Plan.

(g) There has been no “reportable event” within the meaning of Section 4043 of ERISA that would reasonably result in material Liabilities to any member of the Seller Group or any member of the Alkali Group. To the Knowledge of the Company, no liability under Title

IV of ERISA is expected to be incurred that could result in Liability to any Benefit Plan, any member of the Seller Group, or any member of the Alkali Group, other than for premiums pursuant to Section 4007 of ERISA that are not yet due. No Benefit Plan that is subject to the minimum funding standards of ERISA or the Code is in “at risk” status (within the meaning of Section 430 of the Code).

(h) There are no pending audits or investigations by any Governmental Entity involving any Benefit Plan, and no pending or, to the Knowledge of the Company, threatened Actions (except for individual claims for benefits payable in the ordinary course of business) involving any Benefit Plan nor any fiduciary thereof.

(i) To the Knowledge of the Company there have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Benefit Plan.

(j) Except as provided in Section 3.10(j) of the Company Disclosure Schedule, no Benefit Plan provides post-employment health, life or other welfare benefits other than as required under Section 4980B of the Code or any similar applicable Law.

(k) Except as provided in Section 3.10(k) of the Company Disclosure Schedule, none of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment) will (i) trigger any payment to any current or former employee, officer, director or independent contractor of the Alkali Group under any Benefit Plan or otherwise; (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other obligation to or in respect of any current or former employee, officer, director or independent contractor of the Alkali Group under any Benefit Plan or otherwise; (iii) result in any payment or benefit that would not be deductible pursuant to Section 280G of the Code or that would be subject to any Tax under Section 4999 of the Code; (iv) increase any amount of compensation or benefits otherwise payable under any Benefit Plan; or (v) limit the right to merge, amend or terminate any Benefit Plan.

(l) The Parties understand and agree that no representation or warranty is made in respect of employee benefit matters in any Section of this Agreement other than this Section 3.10.

3.11 Employees; Labor Matters.

(a) Section 3.11(a) of the Company Disclosure Schedule identifies each collective bargaining agreement or other Contract with any labor union or labor organization to which a member of the Alkali Group is a party or otherwise bound (collectively, the “Union Agreements”). Except for such matters that have not been or would not reasonably be expected to be, individually or in the aggregate, as of the date hereof, material to the Alkali Group, taken as a whole: since April 1, 2015 (i) there have been no strikes or lockouts in effect or, to the Knowledge of the Company, threatened, with respect to any employees of the Alkali Group or against any member of the Alkali Group, (ii) there have been no demands for recognition, representation proceedings, petitions seeking representation, or union organizing or decertification activity pending or, to the Knowledge of the Company, threatened involving any employees of the Alkali Group, (iii) there has been no unfair labor practice charges, material grievances, labor disputes, complaints, or labor arbitration proceedings pending or, to the Knowledge of the Company, threatened, with respect to employees of the Alkali Group or against any member of the Alkali Group, and (iv) there has been no slowdown, or work stoppage in effect or, to the Knowledge of the Company, threatened with respect to any employees of the Alkali Group. The Company and its Subsidiaries are, and since April 1, 2015 have remained, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including (A) hiring, termination, terms and conditions of employment, wages and hours, equal opportunity, classification of employees and contractors, including as exempt and non-exempt, and as employees and independent contractors, background checks, and legal authorization to work in the United States, (B) unfair labor practices and (C) collective bargaining. Since April 1, 2015, no member of the Alkali Group has implemented any plant closing, mass layoff, or employee layoff, that was not in compliance with, the Worker Adjustment and Retraining Notification Act of 1998, as amended, or any similar applicable state, local or foreign Law (collectively, “WARN”). To the Knowledge of the Company, no employee of the Alkali Group is subject to any secrecy or noncompetition agreement or any other agreement that would materially impede the ability of such employee to carry out the activities of such employee in furtherance of the Business. With respect to the transactions contemplated by this Agreement, any notice to employees of the Alkali Group or their bargaining representatives required by Law, collective bargaining agreement, or other Contract has been or prior to the Closing Date will be given, and all bargaining, consent or similar obligations with any such employee representative have been or prior to the Closing Date will be satisfied.

(b) Section 3.11(b) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of all employees of the Alkali Group, including their respective titles, current base salary or wage rate, current target bonus, start date, work location, employer, severance entitlement, overtime exempt or nonexempt status, whether or not any such employee is on leave of absence, and, if applicable, whether or not such employee is covered by a Union Agreement and, if so, which one.

(c) To the Knowledge of the Company, no executive or key employee of the Alkali Group has submitted his or her resignation or intends to resign within the first twelve (12) months following the Closing, as of the date of this Agreement.

3.12 Property.

(a) Except for such matters that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the members of the Alkali Group have all necessary mineral rights, surface and subsurface rights, water rights and rights in water, rights of way, licenses, easements, ingress, egress and access rights, and all other rights and interests granting the members of the Alkali Group the rights and ability to mine, extract, remove, process, transport and market the minerals produced at the mines of the Business, in the ordinary course thereof (“Mineral Rights”), free and clear of any Liens, other than Permitted Liens. Neither the Company nor any other member of the Alkali Group, nor, to the Knowledge of the Company, any other party to a lease or other agreement providing for

Mineral Rights, has violated any provision of such lease or other agreement providing for Mineral Rights, and no circumstance exists that, with or without notice, the lapse of time, or either, would constitute a default under, or give rise to any rights to terminate (in whole or in part) or suspend, any lease or other agreement providing for Mineral Rights. There are no leases, subleases, licenses, concessions, rights-of-way, easements or other agreements, whether written or oral, granting third Persons (other than members of the Alkali Group) the right of use or occupancy of, any Mineral Right (or the surface thereof).

(b) Section 3.12(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of each Owned Real Property and Leased Real Property (collectively, the “Real Property”), along with the street address and the identity of the record owner, lessor, lessee and current occupant (if different from lessee) of each such Real Property. With respect to each Owned Real Property: (i) the members of the Alkali Group have good and valid fee simple title to the Owned Real Property, in each case free and clear of all Liens except for Permitted Liens, (iii) there are no leases, subleases, or other similar agreements affecting the Owned Real Property, and (iii) there are no outstanding options, rights for first offer or rights of first refusal to purchase any Owned Real Property or any portion thereof or interest therein other than this Agreement. Seller has made available to Purchaser true, correct and complete copies of all deeds, title policies and surveys regarding the Owned Real Property in Seller’s or its Affiliates’ possession or reasonable control.

(c) Section 3.12(c) of the Company Disclosure Schedule contains a true, correct and complete list of all leases (including all amendments extensions, renewals, guaranties and other agreements with respect thereto) (collectively, the “Leases”) for each such Leased Real Property. Seller has made available to Purchaser true, correct and complete copies of the Leases. With respect to the Leases: (A) such Lease is binding, enforceable and in full force and effect, subject to proper authorization and execution of such Lease by the other party thereto and the application of any bankruptcy or other creditor’s rights laws, (B) the members of the Alkali Group have good and valid leasehold estate in all Leased Real Property, free and clear of all Liens except for Permitted Liens, (C) neither any member of the Alkali Group nor, to the Knowledge of the Company, any other party to the Lease is in breach or default under such Lease, and no event has occurred or, to the Knowledge of the Company, circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease, and (D) no member of the Alkali Group has assigned, subleased, mortgaged, deed in trust or otherwise transferred or granted any security interest in such Lease or Leased Real Property or any interest therein.

(d) There are no pending, or to the Knowledge of the Company, threatened proceedings by any Governmental Entity to condemn, take, expropriate or demolish the Real Property or Mineral Rights.

3.13 Taxes. Except for such matters that have not been or would not reasonably be expected to be, individually or in the aggregate, a Material Adverse Effect: (i) all Tax Returns required to be filed by or with respect to any member of the Alkali Group have been timely filed (taking into account valid extensions) and all such Tax Returns are correct and complete in all respects; (ii) all Taxes required to be paid by any member of the Alkali Group (whether or not shown to be due on any Tax Returns) have been paid or will be timely paid by the due date thereof; (iii) there is no pending Action by any Tax Authority with respect to any Taxes of the members of the Alkali Group; (iv) each member of the Alkali Group has complied with all applicable Laws relating to the withholding of Taxes; (v) within the past two (2) years no member of the Alkali Group has been a “distributing corporation” or a “controlled corporation” in a distribution that was intended to qualify, in whole or in part, under Sections 355(a) of the Code; (vi) in the last three (3) years, no written claim has been made by a Tax Authority in a jurisdiction where any member of the Alkali Group does not file income or franchise Tax Returns that such member is or may be subject to income or franchise taxation by that jurisdiction; (vii) no member of the Alkali Group has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4; (viii) no member of the Alkali Group is a party to or bound by any Tax allocation or sharing agreement except for (x) any such agreement solely among or between two or more members of the Alkali Group (that has been disclosed on Section 3.13 of the Company Disclosure Schedule) and (y) customary tax provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Taxes (including, without limitation, gross up or other tax sharing or allocation provisions contained in any credit agreement, lease or other commercial agreement); (ix) all of the members of the Alkali Group are members of the same Affiliated Group filing a U.S. consolidated federal income Tax Return with the Seller and no member of the Alkali Group has been a member of an Affiliated Group filing a U.S. consolidated federal income Tax Return other than a group the common parent of which is Seller; and (x) no member of the Alkali Group is the subject of any agreement or waiver providing for any extension of time within which to pay or remit any Taxes or for any Governmental Entity to assess or collect Taxes and (xi) there are no liens for Taxes on any assets of any member of the Alkali Group other than Permitted Liens.

The Parties understand and agree that no representation or warranty is made by the Company in this Agreement in respect of Tax matters, other than the representations and warranties set forth in this Section 3.13.

3.14 Environmental Matters.

(a) Except for such matters that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and except as set forth in Section 3.14(a) of the Company Disclosure Schedule:

(i) members of the Alkali Group, the facilities and operations on the Real Property and the operation of the Business are, and since April 1, 2015 have been, in compliance with applicable Environmental Laws, including, compliance with all applicable and legally required Reclamation Requirements, including, all financial assurance, security and bonding requirements under applicable Environmental Laws and Environmental Permits (“Financial Assurance”). None of the members of the Alkali Group is currently required to perform reclamation obligations (other than maintaining Financial Assurance) in connection with such member’s Business or Real Property, pursuant to Environmental Law or Contract or as a result of a written direction by any Governmental Entity having jurisdiction that have not been completed. Each of the members of the Alkali Group has posted all Financial Assurances legally required to be posted in connection with such Business and, to the Knowledge of the Company, such member is not required to materially increase the amount of any Financial Assurance with respect to such Business in connection with the transactions contemplated hereunder;

(ii) members of the Alkali Group, the facilities and operations on the Real Property and the operation of the Business are and since April 1, 2015 have been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all material Permits required under all applicable Environmental Laws and necessary to own or operate the Business or the Real Property (the “Environmental Permits”), and to the Knowledge of the Company, each Environmental Permit is valid and in full force and effect, and the transactions contemplated by this Agreement will not adversely affect them. No member of the Alkali Group is in default or violation of any term, condition or provision of any Environmental Permit to which such member is a party and there are no proceedings pending or, to the Knowledge of the Company, threatened that seek the revocation, cancellation, suspension, termination or modification of such Environmental Permit. Each of the members of the Alkali Group has timely filed for renewals of any Environmental Permits;

(iii) no members of the Alkali Group are subject to any pending, or to the Knowledge of the Company, threatened, claim, Action or Order, or have received any written notice, alleging that a member of the Alkali Group or the Business is in violation of any Environmental Law or any Environmental Permit or that any member of the Alkali Group has any Liability under any Environmental Law;

(iv) there are no pending or, to the Knowledge of the Company, threatened investigations of the Alkali Group or the Business, the Real Property or any other currently or previously owned or leased real property of the members of the Alkali Group or used in connection with the operation of the Business under Environmental Laws, which have or would reasonably be expected to result in any violation of, or any member of the Alkali Group, the Business or Purchaser incurring any Liability pursuant to any Environmental Law; and

(v) no member of the Alkali Group has (i) to the Knowledge of the Company, disposed of, arranged for or permitted the disposal of, Released, or exposed any Person to, any Hazardous Material, or (ii) owned or operated any property or facility contaminated by any Hazardous Material, in each case so as to give rise to Liability pursuant to any Environmental Laws, including, Liability for rehabilitation or reclamation of any Real Property;

(vi) except for terms and conditions in lease agreements and customer Contracts entered into in the ordinary course of the Business and except for indemnities or agreements that have expired, concluded, been settled, or are no longer surviving or outstanding, none of the members of the Alkali Group has entered into any indemnity or other agreement with any other Person imposing or assuming Liabilities of such other Person relating to Environmental Laws or Hazardous Materials;

(vii) to the Knowledge of the Company, none of the members of the Alkali Group has arranged directly, or by delegation to any Person, for the treatment, storage, disposal or recycling of any Hazardous Material at any off-site location or facility that is listed or proposed for listing on the National Priorities list or any state list of sites requiring investigation, remediation or other response action under Environmental Laws; and

(b) the Seller has provided to the Purchaser all material environmental reports, results of tests, inspections, audits and investigations, pending or unresolved notices of actual or potential material violation of or material Liability under Environmental Laws, and other material documents, in each case in the possession, custody or reasonable control of the Seller or any member of the Seller Group or Alkali Group and material to an understanding of the material Liabilities of the Business under Environmental Laws.

(c) The Parties understand and agree that no representation or warranty is made by the Company in this Agreement in respect of environmental matters, other than the representations and warranties set forth in this Section 3.14 and in Section 3.4 and Section 3.5.

3.15 Material Contracts.

(a) Section 3.15 of the Company Disclosure Schedule includes, as of the date of this Agreement, all of the following Contracts (other than purchase orders, invoices and mineral leases) to which any member of the Alkali Group is a party or is bound (together with the Union Agreements, the “Material Contracts”) (provided that Section 3.15 of the Company Disclosure Schedule shall not be required to reference each individual purchase order, invoice or mineral lease, but regardless of whether such Contracts are referenced, each shall be considered a “Material Contract”):

(i) any Contract or group of related Contracts that involves non-cancelable commitments to make capital expenditures or which provides for payments for goods or services by the members of the Alkali Group to any Person in excess of $5,000,000 in fiscal year 2016 or the performance of which is expected to involve expenditures by the Alkali Group in excess of $15,000,000 over the life of the Contract;

(ii) any Contract or group of related Contracts that involved annual consideration for products or services provided by the Alkali Group in excess of $5,000,000 in fiscal year 2016 or the performance of which is expected to involve revenue to the Alkali Group in excess of $15,000,000 over the life of the Contract;

(iii) any joint venture or partnership agreements with any unaffiliated third party involving a sharing of profits or losses with such unaffiliated third party;

(iv) any employment or consulting agreements with any natural person involving an annual base compensation in excess of $175,000 and any independent contractor or consulting agreements with any natural person or any organization composed of no more than one natural person (whether or not incorporated or employing a trade name) involving an annual fee in excess of $175,000;

(v) any Contract pursuant to which the members of the Alkali Group are a lessee of any personal property or real property, for which the aggregate annual base rent or lease payments exceed $5,000,000, respectively;

(vi) any Contract providing for or securing Indebtedness in an amount in excess of $1,000,000 outstanding (other than (A) intracompany Indebtedness (as between the members of the Alkali Group) and (B) trade accounts payable and other accrued current liabilities) or relating to any Liens on any assets of the Alkali Group;

(vii) any Contract with respect to any future disposition or granting a right of first refusal or first negotiation with respect to the sale of any equity interests or assets (or rights thereto) of any member of the Alkali Group;

(viii) any Contract that is an operating or leveraged lease for railcars;

(ix) other than Contracts in the ordinary course of business, Contracts for the acquisition, sale, assignment, transfer or other acquisition or disposition of any business or any material assets of the members of the Alkali Group (in a single transaction or a series of related transactions, whether by merger, sale of stock, sale of assets or otherwise) and (A) under which the members of the Alkali Group have any continuing liability or (B) which were for a purchase price in excess of $15,000,000, and were entered into by any member of the Alkali Group after April 1, 2015;

(x) any Contract containing a provision that (A) materially restricts any member of the Alkali Group from competing in a particular geographic area or scope of business or from soliciting any Person for business, (B) limits or restrains the Alkali Group from soliciting any individual for employment or (C) contains “most favored nation” pricing terms or grants any right of first offer or right of first refusal;

(xi) any Contract with a customer of the Alkali Group granting such customer exclusive relations;

(xii) any material Contract for the supply of products or services to a Governmental Entity;

(xiii) any Contract, excluding a mineral lease, under which a third Person that is not a member of the Alkali Group is entitled to a share of production from (or that is attributable to) the Mineral Rights or any payment calculated directly, in whole or in part, using the amount of production from Mineral Rights;

(xiv) any settlement, conciliation, or litigation “standstill” Contract pursuant to which, after the date of this Agreement, a member of the Alkali Group will be required to satisfy any obligation;

(xv) any Contract with an officer or director of any members of the Alkali Group; and

(xvi) any performance bonds or surety bonds of the Alkali Group.

(b) The Company has made available an accurate copy, or, solely with respect to oral contracts, a fair summary of key terms of, each Material Contract. Except as set forth on Section 3.16(b) of the Company Disclosure Schedule, each Material Contract is a legal, valid and binding obligation of a member of the Alkali Group, and, to the Knowledge of the Company, on each counterparty thereto, and is in full force and effect, except for such failures to be valid, binding or in full force and effect that have not had or would not reasonably be expected to have a material and adverse effect on the Business. No member of the Alkali Group, on the one hand, nor, to the Knowledge of the Company, any other party to a Material Contract, on the other hand, is in breach or default in any material respect under any Material Contract to which it is a party. There are no material disputes pending or, to the Knowledge of the Company, threatened in writing, and, to the Knowledge of the Company no written notice of any intention to terminate or materially modify any Material Contract has been received by any member of the Alkali Group since December 31, 2016.

3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth a list as of the date hereof of all issued patents and pending patent applications, and all registrations and pending applications for registration of Intellectual Property that are, in each case, part of the Alkali Group Intellectual Property, setting forth as to each such item as applicable, the owner(s) of record (and, in the case of domain names, the registrant), jurisdiction of application and/or registration, the application and/or registration number and the date of application and/or registration. Except as set forth in Section 3.16(a) of the Company Disclosure Schedule, each item of Alkali Group Intellectual Property required to be set forth in Section 3.16(a) of the Company Disclosure Schedule (i) is in effect, and there is no pending or, to the Knowledge of the Company, threatened Action to invalidate or find unenforceable any such item of Alkali Group Intellectual Property (ii) has been duly applied for and registered, and (iii) is duly assigned to and is recorded in the name of a member of the Alkali Group, except, in each case of (i) through (iii), as had not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Notwithstanding the foregoing, no representation is made herein with respect to the patents that are identified as expired on Section 3.16(a) of the Company Disclosure Schedule.

(b) A member of the Alkali Group is the sole and unrestricted legal and beneficial owner of all Alkali Group Intellectual Property free and clear of all Liens, adverse claims, any requirement of any past (if outstanding), present or future royalty payments, or otherwise encumbered or restricted by any rights of any third party other than the IP Contracts listed in Section 3.16(b) of the Company Disclosure Schedule or Permitted Liens. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated thereby will not result in the loss, forfeiture, termination, license, or impairment of, or give rise to any obligation to transfer or to create, change or abolish, or limit, terminate, or consent to the continued use of any rights in Alkali Group Intellectual Property or any IP Contract, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. At the Closing, Purchaser and the members of the Alkali Group will (a) taking into account all Ancillary Agreements and (b) subject to Sections 6.3, 6.7, 6.12, 6.13 and 6.20, own or have the right to use, all of the Intellectual Property used in and necessary to conduct the Business as currently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Since January 1, 2016, to the Knowledge of the Company, the Alkali Group and the conduct of the Business has not infringed, misappropriated or violated the Intellectual Property of any Person, and there are no pending or, to the Knowledge of the Company, threatened Actions with respect to the foregoing. To the Knowledge of the Company, no third party has since January 1, 2016, infringed, misappropriated or violated the Alkali Group Intellectual Property.

(d) Section 3.16(d) of the Company Disclosure Schedule sets forth a complete and correct list of all material licenses, sublicenses, and other agreements to which the Seller or any Affiliate of the Seller (including the Alkali Group) is a party pursuant to which: (i) any Person is authorized to use any Alkali Group Intellectual Property; (ii) the rights to fully exploit any Alkali Group Intellectual Property by any member of the Alkali Group is limited (iii) the Seller or any Affiliate of the Seller (including the Alkali Group) is authorized to use Intellectual Property of a third party that is used exclusively in the Business (other than (A) off-the-shelf software licensed under shrink wrap or clickwrap agreements for an annual fee of less than $250,000 and (B) all licenses, sublicenses, and other agreements to which the Seller or any Affiliate of the Seller (other than the Alkali Group) is a party that relate to services to be provided under the Ancillary Agreements); and (iv) any Intellectual Property used in the Business that is or has been developed by or for the Seller or any Affiliate of the Seller (including, the Alkali Group) is assigned to the Seller or any Affiliate of the Seller (including the Alkali Group) by any other Person, or assigned by the Seller or any Affiliate of the Seller (including, the Alkali Group) to any other Person (other than Intellectual Property assignment agreements with employees of the Seller or any Affiliate of the Seller (including the Alkali Group) entered into in the ordinary course of the Seller or such Affiliate) (collectively, “IP Contracts”).

(e) The Seller and all Affiliates of the Seller (including the Alkali Group) have taken reasonable best steps to protect and maintain all Alkali Group Intellectual Property, including to preserve the confidentiality of any Trade Secrets, except where such failure to protect and maintain has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Any disclosure by a member of the Alkali Group of its Trade Secrets to any other Person has been pursuant to a written agreement with such Person or is otherwise lawful, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, in the past three (3) years, no person has gained unauthorized access to any Trade Secrets included within the Alkali Group Intellectual Property.

(f) The members of the Alkali Group own and have the right use and at the Closing will (a) taking into account all of the Ancillary Agreements and (b) subject to Sections 6.3, 6.7, 6.12, 6.13 and 6.20, own or have the right to use all material information technology hardware and software used or held for use in the Business, and such hardware and software is adequate and sufficient in all material respects to meet the processing and other business requirements of the Business as currently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g) The Parties understand and agree that no representation or warranty is made by the Company in this Agreement in respect of Intellectual Property matters, other than the representations and warranties set forth in this Section 3.16 and in Sections 3.7 and 3.15.

3.17 Intercompany Arrangements. Except (a) for the Ancillary Agreements, (b) arrangements, understandings or Contracts pursuant to or in connection with the Credit Facilities and (c) any arrangements, understandings or Contracts relating to synthetic financing arrangements between Seller and members of the Alkali Group that will be terminated on or prior to the Closing Date, Section 3.17 of the Company Disclosure Schedule lists all arrangements, understandings and Contracts between or among the members of the Alkali Group, on the one hand, and Seller (for the avoidance of doubt, other than any Benefit Plan), on the other hand.

3.18 Brokers. Except for the Persons set forth in Section 3.18 of the Company Disclosure Schedule, whose fees with respect to the transactions contemplated by this Agreement will be borne by the Company, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Agreement based upon arrangements made by or on behalf of any member of the Alkali Group.

3.19 Title to Assets; Sufficiency of Assets.

(a) Each of the Company and its Subsidiaries has good and valid title to, or a valid leasehold interest in, the material tangible and intangible assets shown on the latest balance sheet included in the Financial Statements as owned by it, acquired since the latest balance sheet included in the Financial Statements or purported to be owned by it, free and clear of all Liens, except for Permitted Liens, and except for assets disposed of in the ordinary course of business since the date of the latest balance sheet included in the Financial Statements.

(b) At the Closing, Purchaser and the members of the Alkali Group will, (a) taking into account all of the Ancillary Agreements and (b) subject to Sections 6.7, 6.12, 6.13, and 6.20, own or have the right to use all of the assets or obtain services (on the terms and subject to the conditions of the Contracts governing the provision of such services) used in, held for use or are necessary to conduct in all material respects the Business as conducted and as proposed in the current plans of the Alkali Group to be conducted as of the date of this Agreement.

(c) To the Knowledge of the Seller, the Alkali Group’s material tangible assets and the IT Systems are (i) maintained in accordance with normal industry practice and (ii) are in good operating condition and repair (subject to normal wear and tear consistent with the age of such assets).

3.20 Insurance.

(a) Section 3.20(a) of the Company Disclosure Schedule lists each insurance policy maintained by the Seller Group or the Alkali Group as of the date hereof which is material to the Alkali Group taken as a whole (each, an “Alkali Relevant Policy”). With respect to the Business, as of the date hereof, the Seller Group or the Alkali Group, as applicable, maintains insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice. The Alkali Relevant Policies currently are in full force and effect, all premiums due with respect thereto have been timely paid in full, the members of the Seller Group or the Alkali Group, as applicable, are in material compliance with the terms and provisions thereof and, except as otherwise set forth in Section 6.8, will continue to be in full force and effect immediately following the Closing. No member of the Seller Group or the Alkali Group, as applicable, has taken any action or failed to take action that, with notice or the lapse of time, would constitute a material breach or default or permit termination or material modification of any Alkali Relevant Policy.

(b) Except as set forth on Section 3.20(b) of the Company Disclosure Schedule, there are no claims by or with respect to any member of the Alkali Group pending under any of the Alkali Relevant Policies. No written notice of cancellation, non-renewal, termination, material reduction of coverage, refusal or any coverage, rejection of any material claim or material adjustment in the amount of premiums payable has been received by any member of the Seller Group or the Alkali Group with respect to any of the Alkali Relevant Policies, and to the Knowledge of the Company, no such action is threatened, other than such notices which are received for policies that have expired on their terms, nor has any member of the Seller Group or the Alkali Group been denied any claim or made any claim which is subject to reservation of rights of the insurer, in each case, in respect of the Business.

3.21 Accounts Receivable. The accounts receivable, notes receivable and other receivables of the Alkali Group on the balance sheet included in the Interim Financial Statements, and all of the Alkali Group’s accounts receivable, notes receivable and other receivables since the date of Interim Financial Statements, arose from bona fide transactions, the goods involved have been sold and shipped to or on behalf of the account obligors and no further filings (with any Governmental Entity, insurers or others) are required to be made, no further goods are required to be provided and no further services are required to be rendered in order to complete the sales reflected by such accounts receivable, notes receivable and other receivables. No such receivable has been assigned or pledged, in whole or in part, to any Person. All outstanding accounts receivable, notes receivable and other receivables deemed uncollectible have been reserved against on the Financial Statements in accordance with GAAP. Since the date of the Interim Financial Statements, no member of the Alkali Group has cancelled, or has agreed to cancel, in whole or in part, any such receivables, except in the ordinary course of business.

3.22 Inventory. The inventory of the Alkali Group consists of good, usable and merchantable quality in all material respects and none of such inventory is damaged or obsolete, except to the extent of reserves on the balance sheet included in the Interim Financial Statements, as adjusted in accordance with GAAP in the ordinary course of business since the date thereof. All of such inventory conforms and was manufactured, in each case, in all material respects, with applicable Law.

3.23 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III (or as reflected in any schedules or certificates delivered pursuant to this Agreement) or in any Ancillary Agreement, Purchaser acknowledges that neither the Company nor any other Person on behalf of the Company has made, and

Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to the Business, the members of the Alkali Group or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser by or on behalf of the Company (including in the Dataroom).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Company Disclosure Schedule, (provided that disclosure in any section of the Company Disclosure Schedule (other than Sections 4.1, 4.2 and 4.3 of the Seller Disclosure Schedule, which matters shall be disclosed only by specific disclosure in the respective section of the Company Disclosure Schedule) shall apply to any other section to the extent that the relevance of such disclosure to such other section is reasonably apparent on its face), Seller represents and warrants to Purchaser as follows:

4.1 Organization and Qualification. Seller is duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign Person in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not and would not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of Seller to perform its obligations under this Agreement or any Ancillary Agreement or prevent or materially delay the consummation of the Sale.

4.2 Authority Relative to this Agreement. Seller has all necessary power and authority, and has taken all action necessary, to authorize, execute, deliver and perform this Agreement and each Ancillary Agreement to which it is party and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms of this Agreement and the Ancillary Agreements. This Agreement has been, and each of the Ancillary Agreements when executed will be, duly and validly executed and delivered by Seller and, assuming the due authorization, execution and delivery by Purchaser of this Agreement and each Ancillary Agreement to which Purchaser is a party, constitutes (or, in the case of the Ancillary Agreements, will constitute) a valid, legal and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or at Law).

4.3 Consents and Approvals; No Violations. No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Seller for the execution, delivery and performance by Seller of this Agreement or any Ancillary Agreement, except (a) compliance with the applicable requirements of the HSR Act and any non-U.S. Antitrust Laws listed on Section 4.3 of the Company Disclosure Schedule; (b) compliance with any foreign, state or federal licenses or permits listed on Section 4.3 of the Company Disclosure Schedule; or (c) any such filings, notices, licenses, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not, individually or in the aggregate, impair in any material respect the ability of Seller, the Company or Purchaser, as the case may be, to perform their respective obligations under this Agreement or any Ancillary Agreement or prevent or materially delay the consummation of the Sale. Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence, and except as would not impair in any material respect the ability of Seller, the Company or Purchaser, as the case may be, to perform their respective obligations under this Agreement or any Ancillary Agreement or prevent or materially delay the consummation of the Sale, neither the execution, delivery and performance of this Agreement or any Ancillary Agreement (if applicable) by Seller nor the consummation by Seller of the transactions contemplated by this Agreement or any Ancillary Agreement will (i) conflict with or result in any breach, violation or infringement of any provision of the articles of incorporation or bylaws (or similar Organizational Documents) of Seller, (ii) result in a breach, violation or infringement of, or constitute (with or without notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any material Contract to which Seller is a party or by which it or any of its properties or assets may be bound, or (iii) violate or infringe any Law applicable to Seller or any of its properties or assets, except in the case of each of clauses (ii) and (iii), for violations or infringements that would not and would not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of Seller to perform its obligations under this Agreement or any Ancillary Agreement or prevent or materially delay the consummation of the Sale.

4.4 Title to Shares. Seller owns of record and beneficially the Shares, and Seller has good and marketable title to the Shares free and clear of all Liens, other than those arising under applicable securities Laws.

4.5 Litigation. As of the date of this Agreement, (a) there is no Action pending, or to the Knowledge of Seller, threatened, against Seller or any of its Subsidiaries which would reasonably be expected to prevent, hinder or delay any of the transactions contemplated hereby and (b) neither Seller nor any Subsidiary thereof is subject to any outstanding Order, writ or injunction that would reasonably be expected to prevent, hinder or delay any of the transactions contemplated hereby.

4.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement for which Purchaser would be responsible based upon arrangements made by or on behalf of Seller.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PURCHASER

Except as set forth in the disclosure schedule delivered to the Company and Seller prior to the execution of this Agreement (the “Purchaser Disclosure Schedule”) (provided that disclosure in any section of the Purchaser Disclosure Schedule (other than Sections 5.1, 5.2 and 5.3 of the Purchaser Disclosure Schedule, which matters shall be disclosed only by specific disclosure in the respective section of the Purchaser Disclosure Schedule) shall apply to any other section to the extent that the relevance of such disclosure to such other section is reasonably apparent on its face), Purchaser represents and warrants to the Company and Seller as follows:

5.1 Organization and Qualification. Purchaser is duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite power and authority to carry on its business as now being conducted and is qualified to do business and is in good standing as a foreign Person in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not and would not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of Purchaser to perform its obligations under this Agreement or any Ancillary Agreement or prevent or materially delay the consummation of the Sale.

5.2 Authority Relative to this Agreement. Purchaser has all necessary power and authority, and has taken all action necessary, to authorize, execute, deliver and perform this Agreement and each Ancillary Agreement to which it is party and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms of this Agreement and the Ancillary Agreements. This Agreement has been, and each of the Ancillary Agreements when executed will be, duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by Seller or the applicable member of the Alkali Group of this Agreement and each Ancillary Agreement to which each such Person is party, constitutes (or, in the case of the Ancillary Agreements, will constitute) a valid, legal and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or at Law).

5.3 Consents and Approvals; No Violations. No filing with or notice to, and no license, permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Purchaser for the execution, delivery and performance by Purchaser of this Agreement or any Ancillary Agreement, except (a) compliance with the applicable requirements of the HSR Act and any non-U.S. Antitrust Laws listed on Section 5.3 of the Purchaser Disclosure Schedule; (b) compliance with any foreign, state or federal licenses or permits listed on Section 5.3 of the Purchaser Disclosure Schedule; or (c) any such filings, notices, licenses, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not, individually or in the aggregate, impair in any material respect the ability of Seller, the Company or Purchaser, as the case may be, to perform their respective obligations under this Agreement or any Ancillary Agreement or prevent or materially delay the consummation of the Sale. Assuming compliance with the items described in clauses (a) through

(c) of the preceding sentence, neither the execution, delivery and performance of this Agreement or any Ancillary Agreement (if applicable) by Purchaser nor the consummation by Purchaser of the transactions contemplated by this Agreement or any Ancillary Agreement will (i) conflict with or result in any breach, violation or infringement of any provision of the articles of incorporation or bylaws (or similar Organizational Documents) of Purchaser, (ii) result in a breach, violation or infringement of, or constitute (with or without notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any material Contract to which Purchaser is a party or by which it or any of its properties or assets may be bound, or (iii) violate or infringe any Law applicable to Purchaser or any of its properties or assets, except, in the case of each of clauses (ii) and (iii), for violations or infringements that would not and would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Purchaser to perform its obligations under this Agreement or any Ancillary Agreement or prevent or materially delay the consummation of the Sale.

5.4 Financing. Attached hereto as Exhibit C are true, complete and correct copies of (i) the Class A Convertible Preferred Unit Purchase Agreement, by and among Purchaser, Rodeo Finance Aggregator LLC and GSO Rodeo Holdings LP (the “Investors”), dated as of the date hereof, pursuant to which, and subject to the terms and conditions of which, the Investors have agreed to provide equity financing (the “Equity Financing”) to Purchaser in connection with the transactions contemplated by this Agreement (the “Securities Purchase Agreement ”), and (ii) an executed commitment letter (the “Debt Commitment Letter”) and corresponding customarily redacted fee letters (none of which redacted terms affect the amount or availability of the Debt Financing or imposed any conditions on the receipt of the Debt Financing) (the “Fee Letter”) from the financial institutions identified therein (the “Lenders”) to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein (the “Debt Financing Commitments,” as each may be amended or replaced from time to time to the extent permitted by Section 6.18 and, together with the Securities Purchase Agreement, the “Financing Commitments”) for the purpose of funding the transactions contemplated by this Agreement (being collectively referred to as the “Debt Financing”). Each of the Financing Commitments is a legal, valid and binding obligation of Purchaser, and to the Knowledge of Purchaser, the other parties thereto. As of the date hereof, each of the Financing Commitments is in full force and effect, and none of the Financing Commitments has been withdrawn, rescinded or terminated or otherwise amended or modified in any respect, and no such amendment or modification is contemplated. Purchaser is not in breach of any of the terms or conditions set forth in any of the Financing Commitments, and as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach, default or failure to satisfy any condition precedent set forth therein. As of the date hereof, Purchaser (i) has no reason to believe that any event has occurred that (with or without notice or lapse of time, or both) would constitute a breach or default under any of the Financing Commitments, (ii) is not aware of any fact, event or other occurrence that makes any of the representations or warranties of Purchaser in any of the Financing Commitments inaccurate in any material respect and (iii) has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied on a timely basis or that the Financing contemplated by the Financing Commitments will not be made available on the Closing Date. The Investors have not, and as of the date, no Financing Source has notified Purchaser of their intention to terminate all or any portion of the Financing Commitments or not to provide the Financing. The net cash proceeds from the Financing (including any Alternative Financing), together with available cash on hand, will be sufficient to satisfy all of Purchaser’s obligations hereunder, including the payment of the Purchase Price and any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement. Purchaser has paid in full any and all commitment or other fees required by the Debt Financing Commitments that are due as of the date hereof, and will pay, after the date hereof, all such fees as they become due. There are no conditions precedent or contingencies to the obligations of the parties under the Financing Commitments (including pursuant to any “flex” provisions in the related fee letter or otherwise) to make the full amount of the Financing available to Purchaser on the terms therein except as expressly set forth in the unredacted portion of the Financing Commitments. There are no side letters or other agreements, understandings, contracts or arrangements (written, oral or otherwise) related to the Financing (other than the Financing Commitments). There are no conditions precedent, contingencies or requirements to such funding other than any of the conditions expressly set forth in the unredacted portions of the Financing Commitments nor any reduction to the aggregate amount available under the Financing Commitments on the Closing Date (nor any term or condition which would have the effect of reducing the aggregate amount available under the Financing Commitments on the Closing Date). Subject to the Company’s compliance with this Agreement and the satisfaction (or waiver) of the conditions set forth in Section 9.1 and Section 9.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), as of the date hereof, Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Financing, or that the Financing will not be available on the Closing Date. For the avoidance of doubt, it is not a condition to Closing under this Agreement for Purchaser to obtain the Financing or any Alternative Financing.

5.5 Litigation. As of the date of this Agreement, (a) there is no Action pending, or to the Knowledge of Purchaser, threatened, against Purchaser or any of its Subsidiaries which would reasonably be expected to prevent, hinder or delay any of the transactions contemplated hereby and (b) neither Purchaser nor any Subsidiary thereof is subject to any outstanding Order, writ or injunction that would reasonably be expected to prevent, hinder or delay any of the transactions contemplated hereby.

5.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement for which Seller would be responsible based upon arrangements made by or on behalf of Purchaser.

5.7 Acquisition of Shares for Investment. Purchaser has such knowledge and experience in financial and business matters as is required for evaluating the merits and risks of its purchase of the Shares and is capable of such evaluation. Purchaser confirms that Seller has made available (or caused to be made available) to Purchaser and Purchaser’s agents and representatives the opportunity to ask questions of the officers and management and employees of the Alkali Group as well as access to the documents, information and records of the Alkali Group and to acquire additional information about the business and financial condition of the Alkali Group, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of the Alkali Group and their properties, assets, business, financial condition, prospects, documents, information and records. Purchaser is acquiring the Shares for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Shares. Purchaser acknowledges that the Shares have not been registered under the Securities Act or any state or foreign securities Laws, and agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Laws, in each case, to the extent applicable.

5.8 Inspections; Limitation of the Company’s and Seller’s Warranties. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, PURCHASER ACKNOWLEDGES THAT THE SHARES AND THE BUSINESSES AND PROPERTIES OF THE ALKALI GROUP ARE FURNISHED “AS IS, WHERE IS,” AND, SUBJECT TO THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III AND ARTICLE IV (OR AS REFLECTED IN ANY SCHEDULES OR CERTIFICATES DELIVERED PURSUANT TO THIS AGREEMENT) OR IN ANY ANCILLARY AGREEMENTS, WITH ALL FAULTS AND WITHOUT ANY OTHER REPRESENTATION OR WARRANTY OF ANY NATURE WHATSOEVER, EXPRESS OR IMPLIED, ORAL OR WRITTEN, AND IN PARTICULAR, WITHOUT ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY OR SUITABILITY AS TO ANY OF THE ASSETS OR PROPERTIES OF THE MEMBERS OF THE ALKALI GROUP.

5.9 No Regulatory Impediment. To the Knowledge of Purchaser, there is no fact relating to Purchaser or any of its Affiliates’ respective businesses, operations, financial condition or legal status, including any officer’s, director’s or current employee’s status, that would reasonably be expected to impair the ability of the Parties to this Agreement to obtain, on a timely basis, any authorization, consent, Order, declaration or approval of, or ability to contract with, any U.S. Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement.

5.10 ERISA. Purchaser is not an “employee benefit plan” as defined in ERISA, whether or not subject to ERISA, or a “plan” as defined in Section 4975 of the Code, and none of Purchaser’s assets constitutes (or is deemed to constitute for purposes of ERISA or Section 4975 of the Code, or any substantially similar federal, state or municipal Law) “plan assets” for purposes of 29 CFR Section 2510.3-101, as amended by Section 3(42) of ERISA, or otherwise for purposes of ERISA or Section 4975 of the Code.

5.11 Solvency. Purchaser is not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Purchaser is Solvent as of the date of this Agreement and, assuming the satisfaction of the condition to Seller’s and the Company’s obligation to consummate the transactions contemplated hereby, Purchaser, the Company and each of its Subsidiaries (on both a stand-alone and on a combined basis) will, after giving effect to all of the transactions contemplated by this Agreement, including the payment of the Purchase Price and all other amounts required to be paid, borrowed or refinanced in connection with the consummation of the transactions contemplated by this Agreement and all related fees and expenses, be Solvent at and after the Closing Date.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Access to Books and Records.

(a) Seller shall use commercially reasonable efforts to deliver, or cause to be delivered, to Purchaser, within forty-five (45) days after the Closing Date, all material files, books, records, information and data relating to the Business that are in the possession or control of the Seller Group; provided that such access shall not be construed to require the disclosure of records that would cause the waiver of any attorney-client, work product or like privilege; provided, further that in the event of any litigation nothing herein shall limit any Party’s rights of discovery under applicable Law.

(b) Seller shall (and shall cause the members of the Alkali Group to), to the extent permitted by applicable Law, afford to representatives of Purchaser reasonable access to (i) from and after the date of this Agreement to the date that is five (5) years from the Closing Date, the books and records of the members of the Alkali Group not delivered to Purchaser under Section 6.1(a), if applicable, and (ii) from and after the date of this Agreement to the Closing Date, with Seller’s prior written consent (not to be unreasonably withheld), the assets, employees of the Alkali Group, properties, facilities, data and such additional financial and operating data (and other information regarding the Alkali Group (or true, accurate and complete copies thereof) as Purchaser or such representatives may reasonably request from time to time) of the members of the Alkali Group, in each case, during normal business hours, upon reasonable notice and in accordance with reasonable procedures established by Seller; provided, however, that (A) neither the Seller nor any member of the Alkali Group shall be required to violate any written confidentiality agreement with a third party to which Seller or such member of the Alkali Group, respectively, may be subject in discharging its obligations pursuant to Section 6.1(a); (B) Seller shall make available, or cause the members of the Alkali Group to make available, the personnel files of the employees of the Alkali Group only after the Closing Date; (C) prior to the Closing Date, Purchaser shall not conduct any sampling of soil, sediment, surface water, ground water or building material at, on, or under the Real Property or within any facility on the Real Property and (D) neither the Seller nor any member of the Alkali Group shall be required to conduct, or assist the Purchaser in conducting, any physical count of inventory.

(c) Purchaser agrees that any permitted investigation undertaken by Purchaser pursuant to the access granted under Section 6.1(b) shall be conducted in such a manner as not to interfere unreasonably with the operation of the Business by the members of the Alkali Group, and Purchaser and its representatives shall not communicate with any of the directors, officers or other employees of Seller or the members of the Alkali Group (other than in the ordinary course of business not related to the Sale and, subject to the restrictions of Section 6.1(b), the employees of the Alkali Group) without the prior written consent of Seller, which consent shall not be unreasonably withheld. Notwithstanding anything to the contrary in this Agreement, neither Seller nor any member of the Alkali Group shall be required to provide access to or disclose information where, upon the advice of counsel, such access or disclosure would or would reasonably be expected to result in the loss of the attorney-client privilege of such party (provided that such information may be provided to Purchaser’s counsel on a counsel only basis) or contravene any applicable Laws.

(d) At and after the Closing to the date that is five (5) years from the Closing Date, Purchaser shall, and shall cause its Subsidiaries to, afford Seller and its representatives, during normal business hours, upon reasonable notice, access to the books, records (excluding employee and personnel records), properties and employees of each member of the Alkali Group, solely to the extent relating to events, occurrences or facts arising at or prior to the Closing, as may be reasonably requested by Seller, including in connection with financial statements, Taxes and SEC reporting obligations, in each case, during normal business hours, upon reasonable notice and in accordance with reasonable procedures established by Purchaser and its Subsidiaries; provided, however, that nothing in this Agreement shall limit Seller’s rights of discovery; provided further, however, that (i) neither Purchaser nor any member of the Alkali Group shall be required to violate any written confidentiality agreement with a third party to which Purchaser or such member of the Alkali Group, respectively, may be subject in discharging its obligations pursuant to this Section 6.1(d), (ii) Seller agrees that any permitted investigation undertaken by Seller pursuant to the access granted under this Section 6.1(d) shall be conducted in such a manner as not to interfere unreasonably with the members of the Alkali Group from and after the Closing, (iii) Seller shall not conduct any sampling of soil, sediment, surface water, ground water or building material at, on, or under the Real Property or within any facility on the Real Property and (iv) neither Purchaser nor any member of the Alkali Group shall be required to conduct, or assist Seller in conducting, any physical count of inventory. Notwithstanding anything to the contrary contained in this Agreement, the Parties acknowledge and agree that, subject to Section 6.2, Seller may retain copies of any books and records, Contracts or any other documents or materials transferred to Purchaser as part of the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any member of the Purchaser Group shall be required to provide access to or disclose information where, upon the advice of counsel, such access or disclosure would result in the loss of the attorney-client privilege of such party (provided that such information may be provided to Seller’s counsel on a counsel only basis) or contravene any applicable Laws.

(e) Each Party agrees to hold all the books and records of each member of the Alkali Group existing on the Closing Date and not to destroy or dispose of any thereof for a period of seven (7) years from the Closing Date or such longer time as may be required by applicable Law, and prior thereto, if it desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to the other Party.

6.2 Confidentiality.

(a) The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect in accordance with the terms of the Confidentiality Agreement; provided, however, that Purchaser’s confidentiality obligations shall terminate as of the Closing solely in respect of that portion of the Confidential Information (as defined in the Confidentiality Agreement) to the extent relating to the Alkali

Group or the Business, including the Agreement and the Ancillary Agreements, including the terms hereof and thereof. If, for any reason, the Sale is not consummated, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms. Without limiting the generality of the foregoing, Purchaser acknowledges that the Enterprise Resource Planning System to be transferred to Purchaser and/or its Affiliates pursuant to this Agreement contains confidential information with respect to businesses other than the Business, including the Peroxygens Business previously sold by FMC Corporation, and Purchaser hereby agrees that, (x) until the fifth (5th) anniversary of the Closing Date in respect of confidential information that is proprietary information and know-how, and in perpetuity for trade secrets, Purchaser shall (and shall cause its employees and Affiliates, including, after the Closing, the members of the Alkali Group and their respective employees, to) keep such information confidential and to not disclose or use such information for any purpose whatsoever other than as required by applicable Law (in which case, Purchaser shall provide prompt written notice to Seller, which to the extent legally permissible shall be prior to disclosing any such information, and Purchaser shall reasonably cooperate with any attempt by Seller to protect against any such disclosure, including the obtaining of a protective order or confidential treatment) and (y) at the Closing, Purchaser agrees to enter into a confidentiality agreement with PeroxyChem Holdings, L.P. (if such agreement is required or requested by PeroxyChem Holdings, L.P.) with respect to the confidential information of the Peroxygens Business, substantially in the form attached hereto as Exhibit B (the “Peroxygens Confidentiality Agreement”).

(b) For five (5) years after the Closing, Seller shall, and shall cause its Affiliates to, hold, and shall use its commercially reasonable efforts to cause its or their respective representatives to hold, in confidence, and Seller shall not, and shall cause each of its Affiliates not to, use for the benefit of Seller or any of its Affiliates, any and all information, whether written or oral, to the extent relating to the Alkali Group, except to the extent that such information (i) is generally available to or known by the public through no fault of Seller, any of its Affiliates or their respective representatives; (ii) is lawfully acquired by Seller, any of its Affiliates or their respective representatives from and after the Closing from sources which, to the Knowledge of Seller, are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation; (iii) was lawfully acquired by Seller, any of its Affiliates or their respective representatives prior to the Closing from sources (other than Seller or any of its Subsidiaries or Affiliates, including the Alkali Group) which, to the Knowledge of Seller, were not prohibited at the time of such acquisition from disclosing such information by a legal, contractual or fiduciary obligation; (iv) is independently derived by Seller or any of its Affiliates from and after the Closing without reference to or use of information subject to the confidentiality obligations of this Section 6.2(b); or (v) is required to be disclosed by Law or to a Governmental Entity or otherwise in connection with compliance, tax or regulatory activity, and in the case of this subclause (v), Seller shall disclose only that portion of such information which Seller is advised by its counsel is legally required to be disclosed (any information described in any of the foregoing clauses (i) through (v), “Exempt Information”). For five (5) years after the Closing, Seller shall, and shall cause its Affiliates to, hold and shall use its commercially reasonable efforts to cause its or their respective representatives to hold, in confidence, and Seller shall not and shall cause each of its Affiliates not to, use for the benefit of Seller or any of its Affiliates, any and all information, whether written or oral, provided by or on behalf of Purchaser to Seller or its Affiliates, relating to the Financing, except to the extent such information is Exempt Information.

(c) Promptly after the date of this Agreement, Seller will send a letter in a form reasonably acceptable to Purchaser to the other parties to confidentiality agreements with respect to the sale of the Shares (or other similar transactions) authorizing Purchaser to recover all information (as defined in such agreements or undertakings) or requesting certification of its destruction to Purchaser in each case in accordance with the terms of such agreements and undertakings; provided that Seller shall not be required to send any letter to any such party that has previously sent Seller a certification (including, e-mails) that such party has returned or destroyed such information.

6.3 Efforts.

(a) Subject to the terms and conditions herein provided (including Section 6.12), until the Closing each of Purchaser and Seller shall use commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective as promptly as practicable after the date hereof the transactions contemplated by this Agreement, including (i) preparing as promptly as practicable, all necessary applications, notices, petitions, filings, ruling requests, and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any Governmental Entity in order to consummate the transactions contemplated by this Agreement (collectively, the “Governmental Approvals”) and (ii) as promptly as practicable taking all steps as may be necessary to obtain all such Governmental Approvals. In furtherance and not in limitation of the foregoing, each Party hereto agrees to (A) make an appropriate and complete filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby within seven (7) Business Days of the date of this Agreement and (B) not enter into any agreement with the U.S. Federal Trade Commission (the “FTC”) or the U.S. Department of Justice (the “DOJ”) or any other Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other Party. Until the Closing, each Party shall substantially comply as promptly as practicable with any request for additional information or documentary material that may be made pursuant to the HSR Act or any other Antitrust Law and use its commercially reasonable efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Antitrust Law as soon as possible.

(b) Each of Purchaser and Seller shall, until the Closing in connection with the actions referenced in Section 6.3(a) to obtain all Governmental Approvals for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, (i) cooperate in all respects with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other Party and/or its counsel informed of any communication received by such Party from, or given by such Party to, the FTC, the DOJ or any other U.S. or other Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; (iii) if practicable, consult with each other in advance of any meeting or telephone call with the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other Governmental Entity or other Person, give the other Party and/or its counsel the opportunity to attend and participate in such meetings and telephone calls; and (iv) permit the other Party and/or its counsel to review in advance any submission, filing or communication (and documents submitted therewith) intended to be given by it to the FTC, the DOJ or any other Governmental Entity; provided that materials may be redacted to remove references concerning the valuation of the businesses of Seller. Purchaser and Seller, as each deems advisable and necessary, may reasonably designate any competitively sensitive material to be provided to the other under this Section 6.3(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance in writing from the source of the materials (Purchaser or Seller, as the case may be) or its legal counsel.

(c) In furtherance and not in limitation of the covenants of the Parties contained in Sections 6.3(a) and 6.3(b), each of Purchaser and Seller shall, and shall cause its Affiliates to, until the Closing, use its commercially reasonable efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing on or before the Outside Date, including defending through litigation on the merits any claim asserted in any court with respect to the transactions contemplated by this Agreement by the FTC, the DOJ or any other applicable Governmental Entity or any private party; and (ii) avoid or eliminate each and every impediment under any Antitrust Law so as to enable the Closing to occur as soon as possible (and in any event no later than the Outside Date), including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such businesses, product lines or assets of Purchaser and its Affiliates and/or the members of the Alkali Group, (y) otherwise taking or committing to take actions that after the Closing would limit Purchaser’s, its Affiliates and/or its Subsidiaries’ freedom of action with respect to, or its or their ability to operate and/or retain, one or more of the businesses, product lines or assets of Purchaser and/or the members of the Alkali Group, and (z) agreeing to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to, or Purchaser’s or Purchaser’s Subsidiaries’ ability to operate or retain, any of the businesses, product lines or assets of Purchaser and/or the members of the Alkali Group; provided, however, that any action contemplated by any of clauses (x), (y) and (z) is conditioned upon the consummation of the transactions contemplated by this Agreement.

(d) Without limiting any other obligation under this Agreement, during the period from the date of this Agreement until the Closing Date, Purchaser shall not, and shall cause its Subsidiaries and Affiliates not to, take or agree to take any action that would reasonably be expected to prevent or delay the Parties from obtaining any Governmental Approval in connection with the transactions contemplated by this Agreement, or to prevent or materially delay or impede the consummation of the transactions contemplated herein.

(e) Until the Closing, Purchaser agrees to provide such security and assurances as to financial capability, resources and creditworthiness and other information about Purchaser and its Affiliates as may be reasonably requested by any Governmental Entity whose consent or approval is sought in connection with the transactions contemplated hereby, in each case, as soon as reasonably practicable. Whether or not the Sale is consummated, Purchaser shall be responsible for all filing fees and payments to any Governmental Entity in order to obtain any consents, approvals or waivers pursuant to this Section 6.3.

6.4 Conduct of Business.

(a) During the period from the date of this Agreement to the Closing, except (i) as expressly permitted by this Agreement, (ii) as Purchaser shall otherwise consent in writing in advance (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as required by applicable Law, (iv) as set forth on Section 6.4(a) of the Company Disclosure Schedule, the Seller agrees that it will, and will cause each other member of the Seller Group and each member of the Alkali Group to, conduct the Business in all material respects in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve intact the Business’s and the Alkali Group’s organizations and goodwill, keep available the services of the Alkali Group’s senior officers, and preserve the business relationships with material customers and others having material business relationships with the Alkali Group; provided, however, that no action by the Seller, the Company or other members of the Seller Group or the Alkali Group with respect to matters specifically addressed by any provision of Section 6.4(b) shall be deemed a breach of this Section 6.4(a) unless such action would constitute a breach of such provision of Section 6.4(b).

(b) During the period from the date of this Agreement to the Closing, except (i) as expressly permitted or contemplated by this Agreement (including Section 6.20), (ii) as Purchaser shall otherwise consent in writing in advance (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as required by applicable Law, (iv) as required by, pursuant to or in connection with the Credit Facilities to the extent disclosed on Section 6.4(a) of the Company Disclosure Schedule or (v) as otherwise set forth on Section 6.4(a) of the Company Disclosure Schedule, Seller and the Company covenant and agree that it shall not, and it shall cause each other member of the Seller Group and each member of the Alkali Group not to take any of the following actions:

(i) (A) amend or propose to amend their respective certificates of incorporation or by-laws or equivalent organizational documents of the Alkali Group in any manner adverse to Purchaser, (B) split, combine or reclassify any outstanding capital stock or other equity interests in any member of the Alkali Group, (C) declare, set aside or pay from any member of the Alkali Group to any Person other than another member of the Alkali Group any (x) non-cash dividend or non-cash distribution or (y) cash distribution or cash dividend, unless, in the case of (y), such cash distribution or dividend is paid prior to the Valuation Time, or (D) purchase, redeem or otherwise acquire, directly or indirectly, any Shares or any other shares of the capital stock or other equity interests or securities of any member of the Alkali Group;

(ii) with respect to any member of the Alkali Group, issue, sell, pledge, transfer, encumber, assign, convey, surrender, relinquish or otherwise dispose of, or agree to issue, sell, pledge, transfer, encumber, assign, convey, surrender, relinquish or otherwise dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities (including those which are convertible into or exchangeable for such capital stock);

(iii) (A) incur any Indebtedness at or after the Valuation Time, or before the Valuation Time in excess of $5,000,000, except before the Valuation Time and (1) to the extent that such Indebtedness will be settled or otherwise eliminated prior to the Closing and (x) disclosed on Section 6.4(b)(iii)(A) of the Company Disclosure Schedule or (y) which Purchaser has been notified of in writing at least five (5) Business Days before the Valuation Time, (2) to replace or refinance existing Credit Facilities or other Indebtedness and (x) disclosed on Section 6.4(b)(iii)(A) of the Company Disclosure Schedule or (y) which Purchaser has been notified of in writing at least five (5) Business Days before the Valuation Time, and (3) as a draw on existing revolving credit facilities, so long as, in each case, any additional Indebtedness permits the transactions contemplated by this Agreement and provides for the termination of the obligations of Seller (solely to the extent constituting a Lien on the Shares) and the Alkali Group under such Indebtedness and releases Liens on the Shares and the assets and properties of the Alkali Group related thereto at Closing;

(B) with respect to any member of the Alkali Group, make any acquisition of any assets or businesses or capital expenditures in excess of $10,000,000 in the aggregate or outside the ordinary course of business, other than acquisitions of businesses in accordance with Contracts set forth in Section 6.4(b)(iii)(B) of the Company Disclosure Schedule, make any disposition of any assets or businesses in excess of $250,000 in the aggregate or outside the ordinary course of business, other than dispositions of inventory or obsolete equipment in the ordinary course of business, or fail to continue to make capital expenditures in the ordinary course of business,

(C) other than in the ordinary course of business and sales or dispositions of businesses in accordance with Contracts set forth in Section 6.4(b)(iii)(C) of the Company Disclosure Schedule or as may be required by applicable Law, license, assign, sell, pledge, dispose of, lease, transfer or encumber any assets or businesses of the Alkali Group (excluding Alkali Group Intellectual Property) in excess of $10,000,000 in the aggregate or (2) any Alkali Group Intellectual Property;

(D) create, incur, permit to exist or assume any Lien (other than Permitted Liens) with respect to the Shares or that is material to the Alkali Group taken as a whole, except in connection with any incurrence of Indebtedness permitted by Section 6.4(b)(iii)(A);

(E) with respect to any member of the Alkali Group, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; or

(iv) with respect to any member of the Alkali Group, enter into any Contract that would have been a Material Contract if entered into prior to the date hereof, or terminate or amend in any material respect the terms of, or waive any rights or claims of material value under, any such Contract, except for the entrance into any such Contract (other than any Contract described in Sections 3.15(a)(i) (insofar as it relates to capital expenditures), 3.15(a)(iii), 3.15(a)(x), 3.15(a)(xi) or 3.15(a)(xii)) in the ordinary course of business);

(v) except as required by applicable Law or the terms of any Benefit Plan on the date hereof or any Union Agreements or CBA, (A) grant or increase the compensation, bonus, fringe or other benefits or fees payable or provided to any of current or former employee, officer, director or independent contractor of the Alkali Group except increases to non-officer employees in the ordinary course of business consistent with past practice that do not exceed three percent (3%) per employee and are not material in the aggregate to any member of the Alkali Group, (B) enter into any employment, consulting, change of control, severance, termination or retention agreement with any current or former employee, officer, director or independent contractor of the Alkali Group (except for at-will employment agreements for newly hired employees who are not officers and who make less than $100,000 per year that are entered into in the ordinary course of business consistent with past practice and that do not provide severance or change in control benefits, are terminable on no more than sixty (60) days’ notice without penalty, are consistent in all respects with the employment agreements for current employees holding a similar position, and that have been disclosed to Purchaser before the date of this Agreement), (C) take any action to accelerate the vesting or payment of any compensation, or benefits under any Benefit Plan with respect to any current or former employee, officer, director or independent contractor of the Alkali Group or any of their dependents or beneficiaries, (D) hire any (i) officer or (ii) non-officer employee of the Alkali Group with expected annual compensation in excess of $175,000, (E) or terminate any (i) officer or (ii) non-officer employee of the Alkali Group with annual compensation in excess of $175,000 (F) establish, adopt, enter into or amend any Benefit Plan (or any arrangement that would be an Benefit Plan if in effect on the date hereof) for the benefit of any employee of the Alkali Group or any of their beneficiaries (except as otherwise permitted pursuant to clauses (A) and (B) of this Section 6.4(b)(v)) or (G) transfer the employment of any employee of Seller or any of its Affiliates (other than any member of the Alkali Group) to any member of the Alkali Group or transfer the employment of any employee of any member of the Alkali Group to Seller or any of its Affiliates (other than any member of the Alkali Group);

(vi) with respect to any member of the Alkali Group, implement any plant closing or mass layoff which requires employee notices under the WARN Act;

(vii) with respect to any member of the Alkali Group, commence or settle any Action other than in the ordinary course of business and involving solely money damages not exceeding $10,000,000 in the aggregate;

(viii) revoke, or amend any Tax election relating to a member of the Alkali Group, make a Tax election relating to a member of the Alkali Group that is inconsistent with past practice, or amend any Tax Return of any member of the Alkali Group, enter into any closing agreement with any Tax Authority in respect of Taxes of any member of the Alkali Group, settle any claim or assessment relating to Taxes of any member of the Alkali Group, in each case, only if such action would result in a material increase in the Liability for Taxes of any member of the Alkali Group for any Post-Closing Period or cause the Alkali Group to not be part of the Affiliated Group filing a U.S. consolidated federal income Tax Return with the Seller;

(ix) make any material change to the methods of financial accounting of the Alkali Group, except as required by a change in GAAP or in applicable Law;

(x) with respect to any member of the Alkali Group, make any loans, advance or capital contributions to, or investments in, any other Person, other than loans, advances or capital contributions to, or investments in, any Subsidiary of the Company in the ordinary course of business not in excess of $10,000,000 in the aggregate;

(xi) with respect to any member of the Alkali Group, enter into a new line of business or discontinue any existing line of business;

(xii) change its fiscal year;

(xiii) with respect to any member of the Alkali Group, accelerate the collection of any accounts receivable or delay the payment of accounts payable outside the ordinary course of business or change any policies or practices with regard to the extension of discounts or credit to customers, or otherwise take any action for the purpose of materially effecting the calculation of Working Capital or Cash and Cash Equivalents; or

(xiv) agree or commit to take any action described in this Section 6.4(b).

(c) Notwithstanding the foregoing or anything to the contrary herein, (i) Seller is permitted to (x) dividend all cash and cash equivalents of the members of the Alkali Group to the Seller or any of its Affiliates immediately prior to the Valuation Time and (y) make any equity contributions to Alkali Group in the form of additional paid-in capital and (ii) nothing in this Section 6.4 shall prohibit or otherwise restrict in any way the operation of the business of Seller, except solely with respect to the conduct the members of the Alkali Group and nothing contained herein shall give Purchaser any right to manage, control, direct or be involved in the management of Seller at any time or the management of the members of the Alkali Group prior to the Closing.

6.5 Commercially Reasonable Efforts. Without limiting the Parties’ obligations under Section 6.3, upon the terms and subject to the conditions herein provided, except as otherwise provided in this Agreement, until the Closing each of the Parties shall (and Seller shall cause Seller Parent to) use its commercially reasonable efforts to take or cause to be taken all actions, to do or cause to be done and to assist and cooperate with the other Party in doing all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including: (a) the satisfaction of the conditions precedent to the obligations of any of the Parties; (b) the obtaining of applicable consents, waivers or approvals of any Governmental Entities or third parties; (c) the defending of any Actions challenging this Agreement or the performance of the obligations hereby; and (d) the execution and delivery of such instruments, and the taking of such other actions, as the other Party may reasonably require in order to carry out the intent of this Agreement. Notwithstanding the foregoing, none of the Company or any of its Affiliates or Purchaser or any of its Affiliates shall be obligated to make (or shall make without Purchaser’s consent) any concessions or payments or otherwise pay any consideration to any third party to obtain any applicable consent, waiver or approval.

6.6 Public Announcements. Until the Closing, no Party nor any Affiliate or representative of such Party shall issue or cause the publication of the initial press release or public announcement or any subsequent press release or public announcement in respect of this Agreement or any Ancillary Agreement or the transactions contemplated by this Agreement or any Ancillary Agreement without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided that each Party may make internal announcements to its employees that are consistent with such Party’s prior public disclosures regarding this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby without such consent; provided, further, that (i) either Party may make any public disclosure it believes in good faith is required by applicable Law or any listing or trading agreement or other securities exchange requirement concerning its publicly traded securities, and (ii) after the Closing, either Party may make disclosures of then-current public information regarding this Agreement and the transactions effected hereunder; provided, further, that each Party hereby consents to, and agrees that no consultation or prior consent shall be required for, the issuance by the other Party or its Affiliates of the press releases attached hereto as Exhibit E or any other disclosures of the type contained, or similar to the disclosures, in such press releases. In the event a Party has approved any disclosures as required hereunder, the other Party or its Affiliates shall be entitled to make disclosures substantially similar (as to form and content) to those prior disclosures that the non-disclosing Party has approved. Notwithstanding the foregoing or the terms of the Confidentiality Agreement, but without limiting the Purchaser’s release from its confidentiality obligations under Section 6.2(a) and the Confidentiality Agreement after the Closing, Purchaser and any of its Affiliates may, without the prior written consent of Seller or any of its Affiliates, but after consultation with the Seller at least twenty-four (24) hours in advance (if before the Closing and including any consultation prior to the date hereof), disclose the terms and provisions of this Agreement and any information regarding this Agreement and the transactions contemplated hereby (including the Business, the Financial Statements, the Interim Financial Statements, and the Supplemental Financial Statements, if applicable, and any related financial information and such other information deemed necessary by Purchaser or its Affiliates) in or in connection with (i) offering materials for a Financing, and/or (ii) one or more customary investor presentations or related conference calls by Purchaser and its Affiliates with investors or analysts.

6.7 Guarantees; Commitments.

(a) From and after the Closing, Purchaser shall and shall cause the members of the Alkali Group to, jointly and severally, indemnify and hold harmless each member of the Seller Group and their respective managers, officers, directors, employees, representatives, agents, successors and assigns (collectively, “Seller Guarantors”) against any and all Losses that any Seller Guarantor suffers, incurs or is liable for by reason of or arising out of or in consequence of any Seller Guarantor being an issuer with respect to, making payment under, being required to pay or reimburse the issuer of, or being a party to, any guarantee, indemnity, surety bond, letter of credit, bank guarantee, keepwell agreement, consumer financing arrangements, or other similar commitment, understanding, agreement or obligation arising from any member of the Alkali Group and listed on Section 6.7(a) of the Company Disclosure Schedule (which list may be supplemented by Seller after the date hereof and at least two (2) Business Days prior to the Closing Date to include any such guarantee, indemnity, surety bond, letter of credit, bank guarantee, keepwell agreement, consumer financing arrangements, or other similar commitment, understanding, agreement or obligation primarily relating any member of the Alkali Group after the date hereof in the ordinary course of business) (collectively, the “Indemnified Guarantees”); (ii) any claim or demand for payment made on any Seller Guarantor with respect to any of the Indemnified Guarantees; or (iii) any Action, claim or proceeding by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Indemnified Guarantees.

(b) Prior to the Closing, Purchaser shall use commercially reasonable efforts (including renegotiating the material terms of the Indemnified Guarantees) to cause itself or the members of the Alkali Group to be substituted in all respects for each applicable member of the Seller Group, and for each such member of the Seller Group to be released, effective as of the Closing or (if such substitution and release cannot be effected as of the Closing) as soon as possible after the Closing, in respect of all obligations of each such member of the Seller Group under each of the Indemnified Guarantees. For any Indemnified Guarantees for which Purchaser or the members of the Alkali Group, as applicable, is not substituted in all respects for each applicable member of the Seller Group (or for which each such member of the Seller Group is not released) effective as of the Closing, Purchaser shall continue to use commercially reasonable efforts and shall cause the members of the Alkali Group to use commercially reasonable efforts to effect such substitution and release as promptly as practicable after the Closing, and Seller shall continue to reasonably cooperate in Purchaser’s efforts. Purchaser further agrees that, to the extent the beneficiary or counterparty under any Indemnified Guarantee does not accept any such substitute arrangement proffered by Purchaser or an Affiliate of Purchaser or to the extent each member of the Seller Group is not fully and irrevocably released and discharged, Purchaser shall reimburse each member of the Seller Group for, any and all amounts paid, including costs or expenses in connection with such Indemnified Guarantee, including expenses in maintaining such Indemnified Guarantee, whether or not any such Indemnified Guarantee is drawn upon or required to be performed, and shall in any event promptly reimburse each member of the Seller Group to the extent any Indemnified Guarantee is called upon and any member of the Seller Group makes any payment or is obligated to reimburse the Party issuing such Indemnified Guarantee.

(c) The Alkali Group is subject to certain rules and regulations put forth by the State of Wyoming Department of Environmental Quality, Land Quality Division (the “Wyoming DEQ”), including the requirement that mining operations in Wyoming be covered by a reclamation bond if the operator of such mine is unable to fulfill the reclamation requirements (the “Reclamation Requirements”). Pursuant to the Reclamation Requirements, the Alkali Group has provided surety bonds issued by Federal Insurance Company (the “Surety Bond Issuer”), Bond No. 8245-05-17 for the principal bond amount of $26,880,000.00, Bond No. 8245-05-18 for the principal bond amount of $51,814,000.00, and Bond No. 8245-05-19 for the principal bond amount of $878,400.00, in each case, in favor of the Wyoming DEQ, as beneficiary (collectively, the “Surety Bonds”), in connection with which each of Seller and

Tronox Alkali Wyoming Corporation has executed a General Agreement of Indemnity in favor of the Surety Bond Issuer and Westchester Fire Insurance Company (the “Indemnity Agreement”). Purchaser acknowledges that, effective as of the Closing, the Indemnity Agreement shall be terminated, and, without limiting the generality of Section 6.7(b), Purchaser shall use commercially reasonable efforts to (i) cause the Wyoming DEQ to accept, effective as of the Closing, such form of assurance or collateral (whether it be by self-bonding, entering in an agreement substantially similar to the Indemnity Agreement vis a vis the Surety Bonds or otherwise) as may be reasonably requested by the Wyoming DEQ in order to comply with the Reclamation Requirements, (ii) deliver to Seller at Closing releases of its current obligations (including guaranties of self-bonding obligations and any of its obligations under the Surety Bonds or the Indemnity Agreement) under the Reclamation Requirements in form and substance reasonably satisfactory to Seller. Seller shall reasonably cooperate with Purchaser in connection with any such release under the Reclamation Requirements.

(d) To the extent, if any, that any member of the Seller Group directly or indirectly retains, remains liable for, or has any credit exposure with respect to, any material obligation of any member of the Alkali Group, Purchaser shall, (i) upon Seller’s request, promptly and as soon as available furnish to Seller such annual, quarterly and monthly financial statements of Purchaser and members of the Alkali Group, including consolidated balance sheets, statements of income, cash flows and stockholders’ equity, for the applicable period, all in reasonable detail, and any other financial information or assurances as Seller may from time to time reasonably request, (ii) permit Seller to participate in any discussions or negotiations regarding any material term of any contract or agreement related to any Indemnified Guarantee for so long as any member of the Seller Group retains or remains directly or indirectly liable for, or has any credit exposure with respect to, such Indemnified Guarantee and (iii) during the period beginning ninety (90) days after the Closing Date and ending on the date on which Seller no longer directly or indirectly retains, remains liable for or has any credit exposure with respect to any Indemnified Guarantee, pay Seller, on a monthly basis (promptly following the end of each month), the Interest Rate on the aggregate outstanding amount of the Indemnified Guarantees that Seller directly or indirectly retains, remains liable for or has any credit exposure with respect to.

6.8 Insurance. From and after the Closing Date, the members of the Alkali Group shall cease to be insured by the insurance policies held by Seller or any member of the Seller Group, or by any of their self-insured programs, and neither Purchaser nor its Affiliates (including, after the Closing, the members of the Alkali Group) shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds) to cover any assets of the members of the Alkali Group. Without limiting the foregoing, Seller and its Affiliates may, to be effective as of the Closing, amend any insurance policies in the manner it deems appropriate to give effect to this Section 6.8. From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for its operation of the Alkali Group. Purchaser further covenants and agrees not to seek to assert or to exercise any rights or claims of any member of the Alkali Group under or in respect of any past or current insurance policy of Seller under which any member of the Alkali Group or Affiliate thereof is an additional insured.

6.9 Litigation Support. In the event and for so long as Seller or Purchaser, as applicable, is prosecuting, contesting or defending any legal proceeding, Action, investigation, charge, claim, or demand by a third party in connection with (a) any transactions contemplated under this Agreement, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with the members of the Alkali Group, the other Party shall, and shall cause its Subsidiaries and Affiliates (including with respect to the Purchaser after the Closing, the members of the Alkali Group) and its and their respective directors, officers and employees to, reasonably cooperate with such first Party and its counsel in such prosecution, contest or defenses, including making reasonably available its personnel, and providing such testimony and reasonable access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense, in each case, during normal business hours, upon reasonable notice and in accordance with reasonable procedures established by the Party providing such access.

6.10 Non-Solicitation; Non-Competition.

(a) For a period of one (1) year from the Closing Date, Seller shall cause the Restricted Parties not to, directly or indirectly, employ or solicit for employment (whether as an employee, consultant or otherwise) any officer, or other senior employee or substantially full-time consultant (with an annual salary exceeding $150,000) of any member of the Alkali Group immediately prior to the Closing; provided that the Restricted Parties shall not be precluded from soliciting or hiring any such employee or substantially full-time consultant who (i) has been terminated by Purchaser or its Affiliates (including, after the Closing, the members of the Alkali Group) at least six (6) months prior to the solicitation not otherwise permitted hereunder or (ii) responds to a general or public solicitation (including by a bona fide search firm) not targeted at employees of Purchaser or any of its Affiliates, including, after the Closing, the members of the Alkali Group. Notwithstanding the foregoing, the Restricted Parties shall not be restricted from engaging in general or public solicitations or advertising not targeted at any such employee of any member of the Purchaser Group.

(b) For a period of one (1) year from the Closing Date, Purchaser shall not (and shall cause its Affiliates, including, after the Closing, the members of the Alkali Group, not to), directly or indirectly, employ or solicit for employment (whether as an employee, consultant or otherwise) any officer, or other member of management, who was an employee (with an annual salary exceeding $150,000) of any member of the Seller Group immediately prior to the Closing; provided that Purchaser and its Affiliates shall not be precluded from soliciting or hiring any such employee who (i) has been terminated by any member of the Seller Group at least six (6) months prior to the solicitation not otherwise permitted hereunder or (ii) responds to a general or public solicitation (including by a bona fide search firm) not targeted at employees of Seller or any of its Affiliates. Notwithstanding the foregoing, neither Purchaser nor any of its Affiliates shall be restricted from engaging in general or public solicitations or advertising not targeted at any such employee of any member of the Seller Group.

(c) For a period of three (3) years from the Closing Date, Seller shall cause the Restricted Parties not to engage in a Restricted Business anywhere in the world. Notwithstanding the foregoing, none of the following shall be a breach of this Section 6.10: (i) the purchase or ownership by a Restricted Party of a Person or business that derives less than the greater of (A) ten percent (10%) of its total annual revenues and (B) $15,000,000 in annual revenues from the Restricted Business, measured for the fiscal year ended immediately prior to the date of such purchase, (ii) the purchase or ownership by a Restricted Party of a Person or business that derives an amount equal to or greater than the greater of (x) ten percent (10%) or more of its total annual revenues and (y) $15,000,000 in annual revenues from the Restricted Business measured for the fiscal year ended immediately prior to the date of such purchase, as long as that Restricted Party shall commit to, and shall, divest to an unaffiliated third party all of the Restricted Business operated by such acquired or owned Person or business or reduce the Restricted Business operated by such acquired or owned Person or business in size to constitute less than $15,000,000 in annual revenues as soon as reasonably practicable, in each case and in any event not later than six (6) months following the acquisition of such ownership or interest (provided, however, that such six (6)-month period shall be extended to the date on which all approvals from a Governmental Entity relating to any Antitrust Law required to complete the divestiture are received (but no later than the first (1st) anniversary following the acquisition of such Person or business) if such approvals are not received by the six (6)-month anniversary following the acquisition of such Person or business), (iii) the direct or indirect ownership for passive investment purposes by Restricted Parties of publicly traded interests in or securities of any Person engaged in the Restricted Business to the extent that such investment does not, directly or indirectly, confer on the Restricted Parties more than four and nine-tenths percent (4.9%) of the total voting power of such Person and (iv) the investment in any fund in which no Restricted Party have any discretion with respect to the investment strategy or selection of such fund.

(d) Each Restricted Party agrees that the obligations set forth in this Section 6.10, including the term and geographic area encompassed herein, are necessary and reasonable to protect the legitimate business interests of the Purchaser and the Alkali Group in the conduct of the Business and their business (including the goodwill purchased pursuant to this Agreement); are reasonably drawn to this end; are not unduly burdensome; are not injurious to the public interest; and are supported by adequate consideration. Each Restricted Party acknowledges and agrees that Purchaser would not have entered into this Agreement or any Ancillary Agreement absent the agreement by the Restricted Parties to abide by the obligations set forth in this Section 6.10.

(e) Without limiting the generality of Section 12.10, which shall remain in effect and apply while any obligations of this Section 6.10 remain in effect, Purchaser and each Restricted Party agree that if Seller or any member of the Seller Group, or Purchaser or any member of the Alkali Group, respectively, institutes any action or proceeding to enforce the provisions of this Section 6.10, the party instituting such action or proceeding shall (in addition to any other legal relief available) be entitled to seek temporary and permanent injunctive relief to enforce the provisions of this Section 6.10, and such relief may be granted without the necessity of proving actual damages. Seller and the Seller Group, or Purchaser and the Alkali Group, as applicable, shall be entitled to seek recovery from Purchaser or each Restricted Party, respectively, the reasonable attorneys’ fees incurred in enforcing the provisions of this Section 6.10. Any claim that any Restricted Party may have against Purchaser or any member of the Alkali Group, or any claim that Purchaser may have against Seller or any member of the Seller, whether under this Agreement or otherwise, will have no impact on or constitute a defense to enforcement of the obligations under this Section 6.10.

(f) To the extent that any provisions of this Section 6.10 shall be determined to be invalid or unenforceable, the invalid or unenforceable portion of such provisions shall be deleted from this Agreement, and the validity and enforceability of the remainder of such provisions and of this Agreement shall be unaffected. In furtherance of and not in limitation of the foregoing, it is expressly agreed that should the duration of or geographic extent of, or business activities covered by, the provisions contained in this Section 6.10 be determined to be invalid or unenforceable under applicable Law, then such provision shall be construed or modified to cover only that duration or extent or those activities that may validly be covered. Each Restricted Party expressly stipulates that this Section 6.10 shall be construed in a manner that renders its provisions valid and enforceable to the maximum extent (not exceeding its express terms) possible under applicable Law. The restrictions set forth in this Section 6.10 are in addition to, and not in lieu of, any non-competition, non-solicitation, non-disparagement, protection of confidential information, or other restrictive covenants by which any Restricted Party may be bound, including any non-solicitation obligation implied by law. Each Restricted Party agrees that each member of the Alkali Group is a beneficiary of the restrictions set forth in this Section 6.10 and may enforce the obligations in this Section 6.10.

(g) The Restricted Parties agree and intend that the obligations contained in this Section 6.10, as to all Restricted Parties, be tolled during any period that any Restricted Party is in breach of any of the obligations in this Section 6.10, so that Purchaser and each member of the Alkali Group are provided with the full benefit of the restrictive periods set forth herein.

6.11 Directors and Officers.

(a) Purchaser agrees that all rights to indemnification under the Alkali Group’s officers’ and directors’ liability insurance for acts or omissions occurring prior to the Closing now existing in favor of the current or former directors, managers or officers of any member of the Alkali Group (collectively, the “Covered Persons”) as provided in the Organizational Documents of the applicable member of the Alkali Group or the indemnity or indemnification agreements or as provided pursuant to a resolution of the board of directors (or similar governing body) of such member of the Alkali Group shall survive the transactions contemplated by this Agreement and the Ancillary Agreements and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Closing. Without limiting the generality of the foregoing, for a period of not less than six (6) years from the Closing, Purchaser shall not, and shall not permit any member of the Alkali Group to, amend, modify or terminate any Organizational Document, or such Contract or resolution regarding or related to such indemnification matters, unless such documents or the relevant provisions thereof are replaced with provisions that are no less favorable to the Covered Persons. At or prior to the Closing, the Purchaser shall obtain for the Company, at Purchaser’s sole cost and expense, and for a period of not less than six (6) years after the Closing Date, shall maintain (or shall obtain a six (6)-year “tail” policy providing for) liability insurance covering the Covered Persons with respect to matters occurring prior to the Closing Date, with such policies providing aggregate annual coverage of at least $75 million and containing terms and conditions that are, in the aggregate, not less advantageous to the Covered Persons than the Company’s current directors’ and officers’ liability insurance policies covering the Covered Persons (including coverage under any policy of the applicable member of the Seller Group (as a result of such Covered Person’s former service to such member of the Alkali Group)); provided that in no event shall Purchaser be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 250% of the annual premiums currently paid by the Company for such insurance (or, in the case of a “tail” policy, 400% of the annual premiums currently paid by the Company for such insurance). If such “tail” policy has been obtained by Purchaser for the Company prior to the Closing, Purchaser shall cause the Company to maintain such policy in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Company, and no other party shall have any further obligation to purchase or pay for insurance hereunder.

(b) To the fullest extent permitted by applicable Law, Purchaser shall, and shall cause each member of the Alkali Group to, honor all obligations of such member of the Alkali Group to indemnify (including any obligations to advance funds for expenses to, provided that any Person to whom expenses are advanced undertakes to repay such advances if it is ultimately determined that such Person is not entitled to such indemnification) the Covered Persons for acts or omissions by such Covered Persons occurring prior to the Closing to the extent that such obligations of such member of the Alkali Group exist on the date of this Agreement, whether pursuant to Organizational Documents, or the indemnity or indemnification agreements, board (or similar governing body) resolution or otherwise, and such obligations shall survive the Closing and shall continue in full force and effect in accordance with the terms of the Organizational Documents of such member of the Alkali Group or such board (or similar governing body) resolutions or indemnity or indemnification agreements from the Closing until the expiration of the applicable statute of limitations with respect to any claims against such Covered Persons arising out of such acts or omissions.

(c) From and after the Closing, to the fullest extent permitted by applicable Law, Purchaser shall, and shall cause each member of the Alkali Group to, indemnify, defend and hold harmless the Covered Persons against all damages, losses, charges, liabilities, claims, demands, actions, suits, judgments, settlements, costs and expenses (including reasonable attorneys’ fees and disbursements) (“Covered Losses”), as incurred (payable monthly upon written request, which request shall include reasonable evidence of the Covered Losses set forth therein), to the extent arising from, relating to, or otherwise in respect of, any actual or threatened Action in respect of actions or omissions occurring at or prior to the Closing in connection with such Covered Person’s duties as an officer, director or manager (or persons holding similar positions) of such member of the Alkali Group or any member of the Seller Group (as a result of such Covered Person’s former service to such member of the Seller Group in respect of the Business), excluding any Covered Losses of the Seller Group; provided that any Person to whom expenses are advanced undertakes to repay such advances if it is ultimately determined that such Person is not entitled to such indemnification.

(d) Notwithstanding anything to the contrary herein, (i) if any Covered Person is entitled to be reimbursed or indemnified by any Person (including any member of the Seller Group) other than Purchaser or a member of the Alkali Group, such Covered Person shall not be required to recover from or be indemnified by, or to seek such recovery or indemnification from, any such other Person prior to or as a condition to being indemnified as described in this Section 6.11 (Purchaser hereby acknowledging and agreeing that indemnification as described in this Section 6.11, including payments from the insurance proceeds under the insurance policy required by Section 6.11(a), shall be the first recourse of the Covered Persons for Covered Losses relating to the subject matter of this Section 6.11) and (ii) in the event that any member of the Seller Group is subject to any indemnification, reimbursement or similar liabilities with respect to any Covered Person or otherwise incurs any Covered Losses with respect to the subject matter of this Section 6.11 (including Covered Losses in respect of contribution), Purchaser shall indemnify each such Person from, against and with respect to any Covered Losses arising out of, resulting from or otherwise in respect of such Liabilities or Covered Losses.

(e) Notwithstanding anything to the contrary herein, the provisions of this Section 6.11 are (i) intended to be for the benefit of, and shall be enforceable by, each Covered Person, it being expressly agreed that such Persons shall be third-party beneficiaries of this Section 6.11, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise. If the Company (or Purchaser, if applicable) or its successors or assigns (x) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (y) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company (or Purchaser, if applicable) shall assume all of the obligations of the Company (or Purchaser, if applicable) under this Section 6.11.

6.12 Shared Contracts. Purchaser acknowledges that Seller is a party to certain Contracts that relate both to the Business and one or more of Seller’s other businesses with the vendors listed on Section 6.12 of the Company Disclosure Schedule (any such Contracts other than off-the-shelf software licensed under shrink wrap or clickwrap agreements for an annual fee of less than $250,000, each, a “Shared Contract”). Prior to the Closing, Seller will, at Purchaser’s request, use commercially reasonable efforts (at Purchaser’s cost and expense) to cause a member of the Alkali Group to enter into a new Contract with respect to each such Shared Contract (each, a “Replacement Contract”) on terms that have been approved in writing in advance by Purchaser (such approval not to be unreasonably withheld, conditioned or delayed). From the Closing Date, until the six (6) month anniversary thereof, Purchaser shall use commercially reasonable efforts to enter into any Replacement Contract not previously entered into prior to the Closing. If Seller is unable to enter into any Replacement Contract prior to the Closing, until the earlier of such time as such Replacement Contract is entered into and six (6) months following the Closing Date, Seller will, at Purchaser’s request, if practicable, use commercially reasonable efforts to cooperate with Purchaser (at Purchaser’s cost and expense) in any arrangement reasonably acceptable to Purchaser and Seller intended to provide Purchaser with services under such Shared Contract. For the avoidance of doubt, from and after six (6) months following the Closing, Purchaser shall have no right to receive any claims, rights or benefits under any Shared Contract.

6.13 Tronox Marks. Purchaser, for itself and its Affiliates (including, after the Closing, the members of the Alkali Group), acknowledges and agrees that Purchaser is not purchasing, acquiring or otherwise obtaining any right, title or interest in or to the Tronox Marks, and (a) neither Purchaser nor any of its Affiliates (including, after the Closing, the members of the Alkali Group) shall have any rights in or to the Tronox Marks, (b) on the Closing Date, Purchaser shall cause the members of the Alkali Group to cease any and all use of the Tronox Marks (including in the respective corporate or other legal names of the members of the Alkali Group), and (c) neither Purchaser nor any of its Affiliates (including, after the Closing, the members of the Alkali Group) shall (i) use, register or seek to use or register in any jurisdiction any of the Tronox Marks or (ii) contest the use, ownership, validity or enforceability of any rights of Seller or any of its Affiliates in or to any of the Tronox Marks (other than for the Permitted Railcar Use). Notwithstanding anything to the contrary set forth in this Section 6.13, (x) the members of the Alkali Group may continue to use any Tronox Marks to the extent such Tronox Marks appear on or are incorporated in the corporate or other legal name of any member of the Alkali Group or in any existing tangible materials or software acquired by Purchaser under this Agreement in the same manner as used by the members of the Alkali Group prior to the Closing Date for a period not to exceed nine (9) months following the Closing Date and in any case solely as necessary to wind down the use of, and transition away from, such Tronox Marks (the “Phase-Out Period”) and (y) the members of the Alkali Group may continue to use the Permitted Railcar Marks that currently appear on or are incorporated on railcars currently in use, provided that no member of the Alkali Group shall seek to use, incorporate, or otherwise cause the Permitted Railcar Marks to appear on any railcars that do not currently bear or incorporate such Permitted Railcar Marks as of the date hereof (the “Permitted Railcar Use”). For the avoidance of doubt, during the Phase-Out Period, Purchaser shall not (and shall cause its Affiliates, including, after the Closing, the members of the Alkali Group, not to) print, copy or create any tangible materials (including printed materials and electronic materials) bearing or incorporating the Tronox Marks. At the end of such Phase-out Period, Purchaser shall (and shall cause its Affiliates, including, after the Closing, the members of the Alkali Group, to) have used their best efforts to have re-labelled, destroyed or exhausted all materials bearing or incorporating the Tronox Marks (other than the Permitted Railcar Marks used in the Permitted Railcar Use), including signage, advertising, promotional materials, software, packaging, inventory, electronic materials, collateral goods, stationery, business cards, websites, and other materials, and have made all filings with any office, agency or body to effect the elimination of any use of the Tronox Marks (other than the Permitted Railcar Marks used in the Permitted Railcar Use) (including in the respective corporate or other legal names of the members of the Alkali Group), so as to bring Purchaser and its Affiliates, including, after the Closing, the members of the Alkali Group, into compliance with this Section 6.13. Following the end of the Phase-out Period, if Seller or any of its Affiliates discover any incident of usage of the Tronox Marks by Purchaser or its Affiliates (including, after the Closing, the members of the Alkali Group) in violation of this Section 6.13, promptly upon receipt of notice from Seller, Purchaser shall or shall cause its Affiliates (including, after the Closing, the members of the Alkali Group), as applicable, to promptly destroy or re-label the relevant materials incorporating the Tronox Marks and shall certify (pursuant to a certificate signed by an authorized officer of Purchaser) the completion of such destruction or re-labelling. After the Closing Date, Purchaser shall not (and shall cause its Affiliates, including, after the Closing, the members of the Alkali Group, not to) represent that it has authority to bind Seller or any of its Affiliates.

6.14 Payments.

(a) Seller shall promptly pay or deliver to Purchaser (or its designee) any monies or checks which have been sent to Seller or any of its Affiliates after the Closing by customers, suppliers or other contracting parties of the members of the Alkali Group for goods or services provided by the members of the Alkali Group.

(b) Seller agrees that Purchaser has the right and authority to endorse, without recourse, any check or other evidence of indebtedness received by Purchaser in respect of any accounts receivable, notes receivable and other receivable arising from the operation of the Business and Seller shall furnish Purchaser such evidence of this authority as Purchaser may request in writing.

(c) Purchaser shall, or shall cause the applicable member of the Alkali Group to, promptly pay or deliver to Seller (or its designee) any monies or checks that have been sent after the Closing to Purchaser, any member of the Alkali Group or their respective Affiliates to the extent they are not due to the members of the Alkali Group or should have otherwise been sent to Seller or an Affiliate of Seller (including promptly forwarding invoices or similar documentation to Seller).

(d) If, at any time after the Closing, an invoice, bill, purchase order or other similar documentation from any customer, supplier or other contracting party of any member of the Alkali Group is received by Seller and Seller actually pays any amount with respect thereto due from any member of the Alkali Group, upon receipt of written notice and reasonable supporting documentation from Seller, Purchaser shall promptly reimburse Seller for any and all such amount actually paid by Seller. Either Party shall, at its election, be permitted to offset from any amounts payable by such Party to the other Party pursuant to Sections 6.14(a) or 6.14(c), as applicable, any amounts due to such first Party pursuant to this Section 6.14(d).

6.15 Restrictions on Use of Certain Real Property. Purchaser acknowledges that the Restricted Site is subject to a restrictive covenant as set forth in the Restricted Site Deed that prohibits any form of digging or subsurface invasions on the Restricted Site, and Purchaser hereby agrees that after the Closing it shall (and shall cause its employees and Affiliates, including, after the Closing, the members of the Alkali Group to) comply with such restrictive covenant in all respects. If, after the Closing, Purchaser (or, if applicable, the Purchaser Affiliate that acquires the Shares) or its successors or assigns (x) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (y) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, Purchaser (or such Purchaser Affiliate) or its successors or assigns shall require that the definitive documentation for such consolidation, merger or transfer include a binding provision requiring that the successors and assigns of Purchaser (or such Purchaser Affiliate) assume all of the obligations of Purchaser set forth in this Section 6.15.

6.16 Financial Information. As promptly as practical after the receipt of written notice from Purchaser, from the date hereof until the Closing, Seller shall deliver (or cause to be delivered) monthly financial and operating information for the Alkali Group, in the same format that is currently provided to and reviewed by management and that includes a monthly balance sheet and profit & loss statement. The monthly balance sheet and profit & loss statement will be prepared in accordance with GAAP, applied on a consistent basis and in all material respects.

6.17 Financial Statements. As promptly as practical after the receipt of written notice from Purchaser, from the date hereof until ninety (90) days after the Closing, Seller agrees to prepare (i) the Supplemental Financial Statements in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) and reflect, in all material respects, the combined historical financial condition and results of operations, cash flows, comprehensive income and changes in owners’ equity of the Alkali Group, at the dates and for the periods indicated therein (subject to normal year-end audit adjustments), in each case meeting the requirements of Section 3-05 and Section 3-10(g) of Regulation S-X under the Securities Act and (ii) as promptly as practical, Financial Statements meeting the requirements of Section 3-05 and Section 3-10(g) of Regulation S-X under the Securities Act and any financial information relating to the Alkali Group or the Business as required to be filed with or furnished to the SEC by Purchaser and, if applicable, meeting the requirements of Section 3-05 and Section 3-10(g) of Regulation S-X under the Securities Act. Purchaser shall reimburse Seller for Seller’s reasonable out-of-pocket costs, fees and expenses incurred in connection with the Seller’s preparation of the Supplemental Financial Statements and the financial information pursuant hereto.

6.18 Financing.

(a) Subject to the terms and conditions of this Agreement, Purchaser shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain and to consummate the Equity Financing and to obtain and, if necessary, consummate the Debt Financing on the terms and conditions described in the Securities Purchase Agreement and the Debt Commitment Letter (including the flex provisions), subject to any amendments or modifications thereto permitted by this Section 6.18, including using its commercially reasonable efforts to (i) maintain in effect the applicable Financing Commitments, subject to any amendments or modifications thereto permitted by Section 6.18(b), (ii) negotiate, execute and deliver definitive agreements with respect to the applicable Debt Financing Commitments on terms and conditions (including the flex provisions) contained therein, subject to any amendments or modifications thereto permitted by Section 6.18(b), (iii) satisfy on a timely basis all conditions that are applicable to Purchaser contained in the applicable Financing Commitments (or, in the case of the Debt Financing Commitments, any definitive agreements relating thereto), including the payment of any commitment, engagement or placement fees required as a condition to the applicable Financing and due and payable by Purchaser, (iv) enforce its rights under the applicable Financing Commitments (or, in the case of the Debt Financing Commitments, any definitive agreements relating thereto), (v) comply with its obligations under the applicable Financing Commitments (or, in the case of the Debt Financing Commitments, any definitive agreements relating thereto) and (vi) consummate, as necessary, the applicable Financing at or prior to the Closing. Purchaser shall provide such information as shall be necessary to keep Seller informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the debt Financing (including providing the Company with copies of all definitive agreements and other documents related to the Debt Financing). Purchaser shall give the Company prompt notice upon having knowledge of any breach by any party of any of the Financing Commitments to the extent it would impair or delay the Closing or result in insufficient financing to consummate this Agreement or any termination of any of the Financing Commitments. In the event Purchaser becomes aware that all or any portion of the Debt Financing has become unavailable, Purchaser shall promptly notify Seller and shall, in consultation with Seller, use its commercially reasonable efforts to arrange as promptly as practicable any such portion from alternative sources on terms and conditions no less favorable to Purchaser and to Seller than the terms and conditions set forth in the Debt Commitment Letter and that would not have any of the effects specified in Section 6.18(b) (any such alternative financing, “Alternative Financing”). If an Alternative Financing is required in accordance with this Section 6.18(a), Purchaser shall obtain, and when obtained, provide Seller with a copy of, a new financing commitment that provides for such Alternative Financing, and Purchaser shall comply with its covenants in this Section 6.18(a) and Section 6.18(b) with respect to such new financing commitment (as if such financing commitment were the Debt Commitment Letter). Purchaser shall give Seller prompt notice of (A) subject to any amendments or modifications permitted by Section 6.18(b), the expiration or termination of all or any portion of the Financing Commitments (including pursuant to any Alternative Financing) or any definitive documentation relating to the foregoing; (B) for any reason, all or any portion of the Financing (including pursuant to any Alternative Financing or definitive documents relating to any of the foregoing) becoming unavailable; or (C) a breach or repudiation by any party to the Financing Commitments or Alternative Financing (including any definitive documents relating to any of the foregoing) of which Purchaser becomes aware.

(b) Notwithstanding anything to the contrary in this Agreement, Purchaser shall not, without the prior written consent of Seller, agree to or permit any amendment, replacements, supplement or other modification of, or waive any of its rights or remedies under the Securities Purchase Agreement, Debt Commitment Letter or Fee Letter (or any definitive agreements executed in connection therewith); provided that Purchaser may (i) make such amendments, replacements, supplements, modifications or waivers if they (w) do not add new (or adversely modify any existing) conditions to the consummation of the Financing as compared to those in the Securities Purchase Agreement, Debt Commitment Letter and Fee Letter as of the date hereof, (x) do not adversely affect the ability of Purchaser to timely consummate the Sale and the other transactions contemplated hereby (including, by making the conditions therein less likely to be satisfied or materially delaying, materially impeding, or preventing the Closing), (y) do not adversely affect the ability of Purchaser to enforce its rights against the other parties to the Securities Purchase Agreement, Debt Commitment Letter or Fee Letter as in effect on the date hereof or in any definitive agreements executed in connection therewith or (z) reduce the aggregate amount of the Financing contemplated thereunder in such a manner that would be reasonably likely to hinder or delay the Closing or the date on which the Financing would be obtained or that would cause the aggregate amount of Financing to equal an amount that would not equal or exceed the Purchase Price and (ii) amend the Debt Commitment Letter or the Securities Purchase Agreement to add investors, underwriters, initial purchasers, placement agents, lenders, lead arrangers, book runners, syndication agents or similar entities who had not executed the Debt Commitment Letter or the Securities Purchase Agreement as of the date of this Agreement, so long as any such addition would not reasonably be expected to prevent, materially hinder or materially delay the consummation of the Debt Financing or the Equity Financing or the transactions contemplated by this Agreement or the availability of the Debt Financing under the Debt Commitment Letter or the Equity Financing under the Securities Purchase Agreement. Purchaser shall promptly deliver to Seller copies (redacted only as to fee amounts, dates and certain other economic terms, including in respect of “market flex” and “securities demand” provisions, in the case of the Fee Letters) of any such amendment, replacement, supplement or other modification or waiver of the Debt Commitment Letter, Fee Letter or Securities Purchase Agreement.

(c) Prior to the Closing, Seller shall use commercially reasonable efforts to, and cause the members of the Alkali Group and their respective officers, employees and advisors, including financial and accounting advisors, of Seller and the members of the Alkali Group, to provide such cooperation as is reasonably requested by Purchaser in connection with the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Seller and its Subsidiaries), including (i) participating in a reasonable number of lender meetings and calls, drafting sessions, rating agency presentations, due diligence sessions (including accounting due diligence sessions) and sessions with prospective underwriters, initial purchasers, placement agents, lenders, investors and ratings agencies, in each case at mutually agreed times; (ii) assisting Purchaser in the preparation of (A) a customary offering document, prospectus supplement, private placement memorandum and/or bank information memorandum and similar marketing documents for any of the Financing and (B) materials for rating agency presentations; (iii) providing the Supplemental Financial Statements; (iv) requesting that its independent auditors cooperate with the Financing Sources and using commercially reasonable efforts to cause such independent auditors to provide customary “comfort” letters (including “negative assurance” comfort), together with drafts of such comfort letters such independent accountants are prepared to deliver upon the “pricing” of any debt or equity securities; and (v) participation by the senior management team of the Alkali Group in the marketing activities undertaken in connection with the marketing of the Financing, including (A) assisting in the preparation of a customary bankbook, offering memorandum, confidential information memorandum, prospectus supplement, lender presentations, syndication documents, business projections and similar documents and (B) attending a reasonable number of meetings at mutually agreeable times with prospective lenders or debt or equity investors, sessions with rating agencies for the Financing and due diligence sessions; (vi) providing customary authorization and/or representation letters in connection with the distribution of the bank information memoranda contemplated by the Debt Commitment Letters to prospective lenders and identifying any portion of the information therein that constitutes material non-public information regarding the Alkali Group; provided that such letters and confirmations expressly state that (x) no member of the Seller Group shall have any liability of any kind or nature resulting from the use of information in connection with their cooperation with arranging the Financing and (y) the recipient of such letters of authorization shall be entitled to rely only on the representations and warranties contained in the Financing documents; (vii) facilitating the execution and delivery by the appropriate officers of the Alkali Group of underwriting or purchase agreements, loan agreements, pledge and security documents and other definitive documents and/or certificates contemplated by the Financing; (viii) cooperating in the replacement or backstop of any outstanding letters of credit issued for the account of the Business or any joint venture thereof; (ix) furnishing Purchaser and the Financing Sources, on at least fifteen (15) Business Days prior written notice, with all documentation and other information with respect to the Alkali Group required under applicable “know your customer” and anti-money laundering laws, rules and regulations, including the USA PATRIOT Act, to the extent requested, not less than five (5) Business Days prior to the date specified by Purchaser or the Financing Sources; and (x) consenting to the use of the logos of the Business so long as such use is not reasonably likely to harm or disparage the Business or its reputation, goodwill, products, services, offerings or intellectual property rights; provided that (v) neither Seller nor any of its Affiliates shall be required to pay any commitment or other similar fee, provide any security, make any representations, provide any indemnification or incur any other Liability in connection with the Financing, (x) the effectiveness of any documentation executed by Seller with respect to the Financing shall be subject to the consummation of the Closing, (y) neither Seller nor any of its Affiliates shall be required to deliver (1) any financial information in a form not customarily prepared by the Seller or its Affiliates or (2) any financial information with respect to a fiscal period that has not yet ended, and (z) Purchaser shall promptly, upon request by Seller, reimburse and indemnify Seller for all costs or Liabilities incurred by Seller or any of its Affiliates in connection with the Financing (including any Alternative Financing), any such cooperation pursuant to this Section 6.18(c) or any information utilized in connection therewith (other than historical information relating to the Alkali Group provided by Seller or its Subsidiaries in writing for the purpose of arranging the Financing or any representations and warranties hereunder), except to the extent such costs or Liabilities are the direct result of the gross negligence or willful misconduct of the Seller or any of its Subsidiaries or other representatives (acting in their capacity as such). Any information provided to Purchaser pursuant to this Section 6.18(c) shall be subject to the Confidentiality Agreement, Section 6.2 and Section 6.6.

6.19 Title and Survey. Seller shall use its commercially reasonable efforts to assist Purchaser (at Purchaser’s sole cost and expense) in obtaining title commitments, title policies and surveys with respect to the Real Property; provided that the scope, amount or duration of the liability of Seller or its Affiliates, and their representations, warranties or indemnities, shall not be expanded beyond what is otherwise expressly provided elsewhere in this Agreement with respect to Real Property.

6.20 Other Conveyances.

(a) Prior to the Closing Date, Seller shall and shall cause Seller Parent to assign, transfer and convey (or cause to be assigned, transferred and conveyed), without violation thereof, to one or more members of the Alkali Group, and such members of the Alkali Group shall accept and assume, all of Seller and Seller Parent’s rights and obligations under the Contracts set forth on Section 6.20 of the Company Disclosure Schedule, in each case, pursuant to a form of assignment approved by Purchaser (such approval not to be unreasonably withheld).

(b) Seller shall not amend, waive or modify, or assign, transfer, convey or otherwise dispose of (or permit the amendment, waiver, modification, assignment, transfer, conveyance or other disposition of) any of the rights, title and interests under, the Contracts listed on Section 6.20 of the Seller Disclosure Schedule other than pursuant to this Section 6.20.

6.21 Exclusive Dealing. Between the date of this Agreement and the earlier of the Closing Date and the termination of this Agreement, the Seller shall not, and shall cause the members of the Seller Group, the members of the Alkali Group and any of their representatives to not (a) solicit, initiate or encourage the submission of inquiries, proposals or offers from any Person relating to any business combination with the Company or its Subsidiaries or the sale of a material portion of the assets (other than the sale of inventory in the ordinary course of business)

and/or capital stock of the Company or its Subsidiaries (a “Company Transaction”), (b) enter into or participate in any negotiations, nor initiate any discussions or continue any discussions initiated by others, regarding any Company Transaction, or furnish to any other Person any information with respect to the assets or business of the Company and its Subsidiaries for the purpose of pursuing a possible Company Transaction with any other party or (c) otherwise participate in, assist, facilitate or encourage any effort or attempt by any other Person to do any of the foregoing. Neither the Seller nor the Company shall expressly authorize its investment bankers or other advisors to violate the provisions of this Section 6.21.

6.22 Release.

(a) As of the Closing Date, except as set forth below, Seller (for and on behalf of itself and the Seller Group) fully, finally and irrevocably releases, acquits and forever discharges the Alkali Group and each of its officers, directors, partners, general partners, limited partners, managing directors, members, managers, stockholders, trustees, shareholders, representatives, employees, principals, agents, Affiliates, parents, subsidiaries, joint ventures, predecessors, successors, assigns, beneficiaries, heirs, executors, personal or legal representatives, insurers and attorneys of any of them (collectively, the “Released Persons”) from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, liabilities, judgments, extents, executions, claims and demands whatsoever, in law, admiralty or equity, which Seller (or any member of the Seller Group) ever had, now has or hereafter can, shall or may, have against any Released Person for, upon, or by reason of any matter, cause or thing whatsoever, whether known or unknown, at any time in the past until and including the Closing Date other than with respect to their respective obligations under this Agreement or any Ancillary Agreement (collectively, “Causes of Action”).

(b) As of the Closing Date, Seller further irrevocably agrees not to, directly or indirectly, and to cause Seller Parent and its Subsidiaries not to, directly or indirectly, (i) commence, institute or cause to be commenced any litigation, lawsuit or any other proceeding of any kind against any Released Person based on or arising from any Causes of Action, or (ii) assert any claim, demand or action against any Released Person with respect any Causes of Action.

(c) For the avoidance of doubt, nothing in this Section 6.22 or otherwise is intended to waive or constitutes a waiver of any claims, actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, liabilities, judgments, extents, executions, claims and demands whatsoever, in law, admiralty or equity against any Released Person (i) with respect to matters that arise from and after the Closing, (ii) arising out of or from this Agreement or any Ancillary Agreement or any of the transactions contemplated hereby or thereby, (iii) with respect to indemnification obligations of the Company and the Subsidiaries to such Released Person under the Organizational Documents of the Company or any Subsidiary or Contracts providing for indemnification obligations in favor of such Released Person and (iv) with respect to rights set forth in any employment Contracts or Alkali Benefit Plans in effect as of the date hereof.

6.23 Intercompany Accounts. Prior to the Valuation Time, all Intercompany Accounts and Intercompany Advances except for those accounts and Contracts listed on Section 6.23 of the Company Disclosure Schedule between any member of the Seller Group, on the one hand, and any member of the Alkali Group, on the other hand, shall be settled or otherwise eliminated in such a manner as Seller shall determine in its sole discretion (including by Seller or any of its Affiliates removing from any member of the Alkali Group all cash and cash equivalents or funds from cash pools by means of dividends, distributions, the creation or repayment of intercompany debt, increasing or decreasing of cash pool balances or paid-in capital or otherwise), subject to Section 6.4, and to the extent included in the calculation of Working Capital and reflected or reserved for on the Final Post-Closing Adjustment Statement or otherwise included in the calculation of the Post-Closing Adjustment. For the avoidance of doubt, intercompany accounts between and among any member of the Alkali Group shall not be affected by this provision. Without limiting the generality of the foregoing, the Parties acknowledge that prior to the Valuation Time, Seller may capitalize Intercompany Advances between Seller or other member of the Seller Group, on the one hand, and any member of the Alkali Group, on the other hand, by means of an increase of the amount of paid-in capital of Seller or such Seller Group member, as the case may be, with respect to such member of the Alkali Group and a cancellation of existing Indebtedness under such intercompany loans as consideration therefor, subject to Section 6.4, and to the extent included in the calculation of Working Capital and reflected or reserved for on the Final Post-Closing Adjustment Statement or otherwise included in the calculation of the Post-Closing Adjustment.

6.24 Misallocated Assets. If, following the Closing, any right, property or asset not forming part of the Business is found to have been transferred to Purchaser in error, either directly or indirectly, Purchaser shall (i) transfer, or shall cause its Affiliates (including, after the Closing, the members of the Alkali Group) to transfer, at no cost to Seller or the other members of the Seller Group, such right, property or asset (and any related Liability) as soon as practicable to one or more members of the Seller Group indicated by Seller and (ii) ensure that the member of the Purchaser Group shall where permitted by the terms on which such member has the right to such asset, hold the asset (or part thereof), and any monies, goods or other benefits arising after the Closing by virtue of it, as agent of and trustee for Seller and allow the Seller Group from and after the Closing to have full enjoyment and use of such asset and Seller shall bear all burdens relating to such asset. If, following the Closing, any right, property or asset forming part of the Business is found to have been retained by Seller or any other member of the Seller Group in error, either directly or indirectly, Seller shall (i) transfer, or shall cause the other members of the Seller Group to transfer, at no cost to Purchaser, such right, property or asset (and any related Liability) as soon as practicable to Purchaser or an Affiliate of Purchaser (including a member of the Alkali Group) indicated by Purchaser and (ii) ensure that the member of the Seller Group shall where permitted by the terms on which such member has the right to such asset, hold the asset (or part thereof), and any monies, goods or other benefits arising after the Closing by virtue of it, as agent of and trustee for Purchaser and allow the Purchaser from and after the Closing to have full enjoyment and use of such asset and Purchaser shall bear all burdens relating to such asset.

ARTICLE VII

EMPLOYEE MATTERS COVENANTS

7.1 Employee Benefits Matters.

(a) For a period commencing on the Closing Date and ending on the earlier of (i) the twelve (12) month anniversary of the Closing Date and (ii) the date of such Continuing Employee’s (as defined below) termination of employment with the Alkali Group, Purchaser shall cause the Alkali Group to take all action necessary so that each person employed by a member of the Alkali Group as of immediately before the Closing who continues to be employed by a member of the Alkali Group immediately after the Closing (the “Continuing Employees”) shall receive (i) base wages or salaries and cash bonus opportunity amounts that are no less favorable to such Continuing Employees than the rates of wages and salaries paid, and cash bonus opportunity amounts offered, to such Continuing Employees on the Closing Date, and (ii) employee benefit plans and programs, other than equity-based compensation, defined benefit pension, retiree welfare, change in control and retention programs, that are substantially comparable in the aggregate as those provided to such Continuing Employee as of the Closing Date (excluding equity-based compensation, defined benefit pension, retiree welfare, change in control and retention programs); provided, however, that, with respect to any Continuing Employee whose employment is terminated on or prior to the twelve (12) month anniversary of the Closing Date, Purchaser shall cause the Alkali Group to provide such Continuing Employee with non-equity-based severance benefits that are no less favorable than those non-equity-based severance benefits available to such Continuing Employee immediately prior to the Closing. This Section 7.1(a) shall not apply to any Continuing Employees who are covered by a Union Agreement or CBA.

(b) Purchaser further agrees that, from and after the Closing Date, Purchaser shall and shall cause the Alkali Group to grant all Continuing Employees credit for any service with the Alkali Group or any of their predecessors earned prior to the Closing Date for eligibility, vesting, and level of benefits and severance benefit determinations under any benefit or compensation plan, program, agreement or arrangement that may be established or maintained by Purchaser or the Alkali Group or their respective Affiliates on or after the Closing Date (the “New Plans”), to the same extent as each such employee was entitled before the Closing Date to credit for such service under any similar Benefit Plan in which such employee participated or was eligible to participate immediately prior to the Closing Date; provided that the foregoing shall not apply to the extent its application would result in a duplication of benefits. In addition, Purchaser shall (i) cause to be waived all pre-existing condition exclusions and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans to the extent waived or satisfied by a Continuing Employee under any Benefit Plan as of the Closing Date and (ii) cause any deductible, co-insurance and out-of-pocket maximums paid on or before the Closing Date by any Continuing Employee (or covered dependent thereof) under any Benefit Plan to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and out-of-pocket maximum provisions after the Closing Date under any applicable New Plan for the year in which the Closing Date occurs. This Section 7.1(b) shall not apply to any Continuing Employees who are covered by a Union Agreement or CBA.

(c) As of the Closing Date, the Alkali Group shall terminate its participation in each Benefit Plan sponsored by Seller or any Affiliate (“Seller Benefit Plan”), and in no event shall any Continuing Employee be entitled to accrue any benefits under such Seller Benefit Plans with respect to services rendered or compensation paid on or after the Closing Date, unless required by the terms of the applicable Seller Benefit Plan or applicable Law. The Alkali Group shall retain or assume all rights, liabilities and obligations under each other Benefit Plan, whether arising prior to, on or after the Closing Date; provided, however, that the foregoing shall not limit or impair the ability of Purchaser Indemnified Parties to be indemnified in accordance with the terms of this Agreement or any insurance policy for a breach of any representation, warranty or covenant contained in this Agreement.

(d) On and after the Closing, the terms and conditions of employment of union-represented Continuing Employees who are employed by the Alkali Group on the Closing Date shall be governed by the applicable CBA or other Union Agreement covering such union-represented employees immediately prior to the Closing, and Purchaser shall, or shall cause Alkali Group to, assume and honor such Union Agreement. For the avoidance of doubt, Purchaser further agrees that, from and after the Closing Date, Purchaser shall and shall cause the Alkali Group to grant all of their union-represented employees credit for any service with the Alkali Group or any of their predecessors earned prior to the Closing Date for all purposes under any applicable Union Agreement, including without limitation any benefit or compensation plan, program, agreement or arrangement.

(e) Provided that on or before the Closing the Company has supplied Purchaser with a true and complete list of employee layoffs, by date and location, of all employee layoffs implemented by the Alkali Group in the 90-day period preceding the Closing, Purchaser shall indemnify and hold harmless Seller from all obligations and liabilities arising under the WARN Act as a result, in whole or in part, of the actions or omissions of Purchaser and the Alkali Group with respect to the Continuing Employees occurring on or after the Closing. Seller shall indemnify and hold harmless Purchaser from all obligations and liabilities arising under the WARN Act as a result, in whole or in part, of the actions or omissions of Sellers and the Alkali Group with respect to any employees other than the Continuing Employees. Seller shall also indemnify and hold harmless Purchaser from all obligations and liabilities arising under the WARN Act as a result, in whole or in part, of the actions or omissions of Sellers and the Alkali Group with respect to any Continuing Employees occurring prior to and on the Closing.

(f) Purchaser agrees that, to the extent retention bonus amounts pursuant to the 2017 Alkali Annual Incentive Plan communicated to employees of the Alkali Group in writing prior to the date hereof remain unpaid as of immediately following the Closing, Purchaser shall, or shall cause the applicable member of the Alkali Group, to pay such bonuses in accordance with the terms communicated to such employees in writing within 60 days after the Closing Date, provided that Seller has provided Purchaser with all terms and documents required for Purchaser to comply with this Section 7.1(f).

(g) Notwithstanding anything set forth herein to the contrary, (i) the parties do not intend for this Agreement to (nor shall it) amend any Union Agreement, Benefit Plan or any other employee benefit plan, program, agreement or arrangement or create any rights or obligations except between the parties, (ii) no Continuing Employee, including any beneficiary or dependent thereof, or any other Person not a party to this Agreement, shall have any rights under this Article VII or be entitled to assert any claim under this Article VII, (iii) nothing in this Agreement shall create any obligation on the part of Purchaser or any of its Affiliates to continue the employment of any Continuing Employee for any definite period following the Closing Date and (iv) nothing in this Article VII is intended to be the adoption of any employee benefit plan, program, agreement or arrangement or shall limit or impair the ability of Purchaser or any of its Affiliates to amend or modify any employee benefit plan, program, agreement or arrangement.

(h) From and after the Closing, Seller will (and Seller will cause its Affiliates to) retain and be solely responsible for and will fully perform, pay and discharge, in accordance with their terms, all Liabilities in respect of Continuing Employees and former employees of the Business (and claims by or relating to such Persons) with respect to Seller Equity Awards. On the Closing Date, pursuant to the terms of the applicable award agreements governing the terms of the Seller Equity Awards, Seller will (i) accelerate the vesting and settlement of a pro rata portion of the Seller Equity Awards held by each Continuing Employee that vest solely based on continued service (such Seller Equity Awards, the “Time-Vesting Seller Equity Awards”), with such pro ration based on the amount of the Time-Vesting Seller Equity Awards that would have become vested on the next regularly scheduled vesting date following the Closing Date in an amount determined by multiplying the number of Time-Vesting Seller Equity Awards that were eligible to become vested on the next regularly scheduled vesting date following the Closing Date by a fraction, the numerator of which is the number of full months in the period beginning on the vesting date immediately preceding the Closing Date and ending on the Closing Date and the denominator of which is twelve (12), and (ii) cause a pro rata portion of the Seller Equity Awards held by each Continuing Employee that vest based both on continued service and the achievement of applicable performance goals (such Seller Equity Awards, the “Performance-Vesting Seller Equity Awards”) to remain outstanding and eligible for vesting at the end of the performance period applicable to each such Performance-Vesting Seller Equity Award, with such pro ration based on (A) the number of full months in the service period from the applicable Performance-Vesting Seller Equity Award grant date through the Closing Date, relative to (B) the number of full months in the entire service period contemplated by the applicable Performance-Vesting Seller Equity Award (the Performance-Vesting Seller Equity Awards so eligible to vest, the “Eligible-Vesting Performance-Vesting Seller Equity Awards”). At the end of the applicable performance period with respect to an Eligible-Vesting Performance-Vesting Seller Equity Award, Seller shall cause the applicable award to vest or be forfeited, based on the actual achievement of the applicable performance goals. For the avoidance of doubt, all Time-Vesting Seller Equity Awards that do not vest pursuant to this Section 7.1(h) and all Performance-Vesting Seller Equity Awards that are not Eligible-Vesting Performance-Vesting Seller Equity Awards shall be forfeited for no consideration and without any further action by any of the parties hereto effective as of the Closing. The Parties acknowledge and agree that nothing in this Section 7.1(h) shall give Purchaser or its Affiliates after the Closing Date any right or responsibility to enforce the obligations set forth in this Section 7.1(h) or any award agreement covering Seller Equity Awards.

ARTICLE VIII

TAX MATTERS

8.1 Tax Indemnification by Seller. Subject to the applicable terms, conditions and limitations set forth in Section 8.13, effective as of and after the Closing Date, Seller shall pay or cause to be paid, and shall indemnify Purchaser and its Affiliates (including the members of the Alkali Group after the Closing Date) (collectively, the “Purchaser Tax Indemnified Parties”) and hold each Purchaser Tax Indemnified Party harmless from and against, without duplication, (i) any Taxes (or the non-payment thereof) of or imposed on any member of the Alkali Group for any Pre-Closing Period (including as a result of the Section 336(e) Elections); (ii) any Taxes of any member of the Seller Group (other than any member of the Alkali Group) for which any member of the Alkali Group is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable state, local or foreign Law); (iii) any Taxes arising out of or resulting from any breach by Seller of any covenant or agreement of Seller contained in this Agreement; (iv) any Taxes attributable to any breach or inaccuracy in any representation or warranty made in Section 3.13; and (v) reasonable out-of-pocket fees and expenses attributable to any item described in clauses (i) to (iv); provided, however, that Seller shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Purchaser Tax Indemnified Parties from and against (A) any Taxes to the extent such Taxes were reflected as a reserve or liability in Working Capital on the Final Post-Closing Adjustment Statement or Indebtedness, (B) any Taxes for which Purchaser is responsible pursuant to Section 8.2, and (C) any Taxes attributable to a Post-Closing Period.

8.2 Tax Indemnification by Purchaser. Subject to the applicable terms, conditions and limitations set forth in Article XI, effective as of and after the Closing Date, Purchaser and the members of the Alkali Group shall pay or cause to be paid, and shall jointly and severally indemnify Seller and its Affiliates (collectively, the “Seller Tax Indemnified Parties”) and hold each Seller Tax Indemnified Party harmless from and against, without duplication, (i) any Taxes imposed on or with respect to any member of the Alkali Group for any Post-Closing Period; (ii) any Taxes arising from any action taken or transaction entered into by Purchaser or any member of the Alkali Group outside the ordinary course of business on the Closing Date after the Closing; (iii) any Taxes to the extent such Taxes were reflected as a reserve or liability in Working Capital on the Final Post-Closing Adjustment Statement; (iv) any Taxes arising out of or resulting from any breach of any covenant or agreement of Purchaser contained in this Agreement; (v) any Taxes for which Purchaser is responsible under Section 8.11; and (vi) any reasonable out-of-pocket fees and expenses attributable to any item described in clauses (i) through (v), in each case net of Taxes for which Seller is obligated under Section 8.1.

8.3 Straddle Periods. To the extent permitted or required by applicable Law, the taxable year of each of the members of the Alkali Group that includes the Closing Date shall be treated as closing on (and including) the Closing Date. To the extent not permitted or required by applicable Law, for purposes of this Agreement, in the case of any Straddle Period, (i) Property Taxes of the members of the Alkali Group allocable to the Pre-Closing Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) Taxes (other than Property Taxes) of the members of the Alkali Group allocable to the Pre-Closing Period shall be computed as if such taxable period ended as of the end of the day on the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period.

8.4 Tax Returns.

(a) Seller shall prepare and timely file or shall cause to be prepared and timely filed (i) any Tax Return of a member of the Seller Group or of an Affiliated Group that includes any member of the Seller Group (including any Combined Tax Return) and (ii) any Tax Return (other than any Combined Tax Return) required to be filed by or with respect to any member of the Alkali Group for any taxable period that ends on or before the Closing Date (a “Pre-Closing Separate Tax Return”). Seller shall timely file or cause to be timely filed any Combined Tax Return and any Pre-Closing Separate Tax Return that is required to be filed on or before the Closing Date (taking into account any extensions). Seller shall deliver, or cause to be delivered, to Purchaser all Pre-Closing Separate Tax Returns that are required to be filed after the Closing Date at least thirty (30) days prior to the due date for filing such Tax Returns (taking into account any extensions) and Purchaser shall timely file or cause to be timely filed such Tax Returns. If Purchaser objects, Purchaser shall provide such objection in writing to Seller within fifteen (15) days of receipt of any such Pre-Closing Separate Tax Return and Seller shall incorporate in good faith any reasonable comments received from Purchaser and Seller and Purchaser shall cooperate to resolve any remaining disagreement. Purchaser shall not amend or revoke Pre-Closing Separate Tax Returns (or any notification or election relating thereto) without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed). At Seller’s reasonable request, Purchaser shall file, or cause to be filed, amended Pre-Closing Separate Tax Returns. Purchaser shall timely provide (or cause to be provided) to Seller any information reasonably requested by Seller to facilitate the preparation and filing of any Tax Returns described in this Section 8.4(a).

(b) Except for any Tax Return required to be prepared by Seller pursuant to Section 8.4(a), Purchaser shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the members of the Alkali Group. In the case of any such Tax Return for a Straddle Period (a “Straddle Period Separate Tax Return”), Purchaser shall prepare or cause to be prepared such Tax Return in a manner consistent with past practices of the relevant member of the Alkali Group, except as required by Law. Purchaser shall deliver to Seller for its review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed) a copy of such Straddle Period Separate Tax Returns at least thirty (30) days prior to the due date therefor (taking into account any extensions). Seller shall provide any comments to Purchaser within fifteen (15) days of receipt of any such Straddle Period Separate Tax Return and Purchaser shall revise such Straddle Period Separate Return to reflect any reasonable comments received from Seller with respect to such Straddle Period Separate Tax Return. Purchaser shall not amend or revoke any such Straddle Period Separate Tax Returns (or any notification or election relating thereto) without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed). At Seller’s reasonable request and expense, Purchaser shall file, or cause to be filed, amended Straddle Period Separate Tax Returns.

8.5 Certain Tax Benefits, Refunds, Credits and Carrybacks.

(a) Seller shall be entitled to any Tax Benefit arising from any Tax Item arising in respect of any payment, loss, obligation, liability or Tax that Seller or any of its Affiliates are responsible for under this Agreement or otherwise, and Purchaser acknowledges and agrees that neither Purchaser nor any of its Affiliates (including, after the Closing Date, the members of the Alkali Group) shall claim any such Tax Item on any Tax Return for a Post-Closing Period; provided, however, that if any such Tax Item is not permitted by applicable Law to be claimed on a Tax Return for which Seller has filing responsibility pursuant to Section 8.4(a) and is permitted by applicable Law to be claimed on a Tax Return for which Purchaser has filing responsibility pursuant to Section 8.4(b), then Purchaser shall claim such Tax Item and pay to Seller the amount of any Tax Benefit resulting from such Tax Item.

(b) Seller shall be entitled to (i) any refunds or credits of or against any Taxes for which Seller is responsible under Section 8.1, and (ii) any refunds or credits to which Seller is entitled under Section 8.5(a) or (b); provided that Seller shall not be entitled to any refunds to the extent such refunds were reflected as an asset in Working Capital on the Final Post-Closing Adjustment Statement. Purchaser shall be entitled to any refunds or credits of any member of the Alkali Group of or against any Taxes of such member other than refunds or credits to which Seller is entitled pursuant to the foregoing sentence. Any refunds or credits of or against Taxes of the members of the Alkali Group for any Straddle Period shall be equitably apportioned between Seller and Purchaser in accordance with the principles set forth in Section 8.3 and the first sentence of this Section 8.5(b). Each Party shall pay, or cause its Affiliates to pay, to the Party entitled to a refund or credit of Taxes under this Section 8.5(b), the amount of such refund or credit (including any interest paid thereon and net of any Taxes to the Party receiving such refund or credit in respect of the receipt or accrual of such refund or credit, net of any Taxes otherwise due from the Party otherwise entitled to such refund or credit, and net of any reasonable expenses incurred in obtaining such refund or credit) in readily available funds within fifteen (15) days of the actual receipt of such refund or credit or the application of such refund or credit or against amounts otherwise payable.

8.6 Tax Contests.

(a) If any Tax Authority asserts a Tax Claim, then the Party to this Agreement first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other Party or Parties to this Agreement; provided, however, that the failure of such Party to give such prompt notice shall not relieve the other Party of any of its obligations under this Article VIII, except to the extent that the other Party is actually prejudiced by such failure. Such notice shall specify in reasonable detail the Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Tax Authority.

(b) In the case of a Tax Proceeding of or with respect to any member of the Alkali Group for any taxable period ending on or before the Closing Date (other than a Tax Proceeding described in Section 8.6(c)), Seller shall have the exclusive right and obligation to conduct, at its own expense, such Tax Proceeding; provided, that (i) Seller shall provide Purchaser with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) the Seller shall consult with the Purchaser before taking any action in connection with such Tax Proceeding to the extent such action could reasonably be expected to have an adverse effect on Purchaser or any of its Affiliates in any Post-Closing Period, (iii) Seller shall consult with Purchaser and offer Purchaser an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding to the extent such Tax Proceeding could reasonably be expected to have an adverse effect on Purchaser or any of its Affiliates in any Post-Closing Period, (iv) Seller shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (v) Purchaser shall be entitled to participate in such Tax Proceeding and attend any meetings or conferences with the relevant Tax Authority to the extent such Tax Proceeding could reasonably be expected to have an adverse effect on Purchaser or any of its Affiliates in any Post-Closing Period, and (vi) Seller shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, to the extent such Tax Proceeding could reasonably be expected to have an adverse effect on Purchaser or any of its Affiliates in any Post-Closing Period.

(c) In the case of a Tax Proceeding of or with respect to any member of the Alkali Group for any Straddle Period, the Controlling Party shall have the right and obligation to conduct, at its own expense, such Tax Proceeding; provided that (i) the Controlling Party shall provide the Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) the Controlling Party shall consult with the Non-Controlling Party before taking any significant action in connection with such Tax Proceeding, (iii) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iv) the Controlling Party shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (v) the Non-Controlling Party shall be entitled to participate in such Tax Proceeding and attend any meetings or conferences with the relevant Tax Authority, and (vi) the Controlling Party shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed. For purposes of this Agreement, “Controlling Party” shall mean Purchaser if Purchaser and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding or Seller if Seller and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding; and “Non-Controlling Party” means whichever of Seller or Purchaser is not the Controlling Party with respect to such Tax Proceeding.

(d) Notwithstanding anything to the contrary in this Agreement, Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to (i) any Tax Return of Seller or any other member of the Seller Group or (ii) any Tax Return of a consolidated, combined or unitary group that includes any member of the Seller Group (including any Combined Tax Return).

8.7 Cooperation and Exchange of Information.

(a) Not more than sixty (60) days after the receipt of a request from Seller, Purchaser shall, and shall cause its Affiliates to, provide to Seller a package of Tax information materials, including schedules and work papers, all as reasonably requested by Seller to enable Seller to prepare and file all Tax Returns required to be prepared and filed by it with respect to any member of the Alkali Group. Purchaser shall prepare such package completely and reasonably accurately, in good faith and in a manner consistent with Seller’s past practice.

(b) Each Party shall, and shall cause its Affiliates to, provide to the other Party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation or a right to refund of Taxes, each under this Article VIII, or (iii) conducting any Tax Proceeding. Such cooperation and information shall include providing necessary powers of attorney to the extent consistent with the provisions of this Article VIII, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Tax Authorities, and relevant records concerning the ownership and Tax basis of property and other information, which any such Party may possess. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(c) Each Party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (y) ten years (10) following the due date (without extension) for such Tax Returns. Thereafter, the Party holding such Tax Returns or other documents may dispose of them after offering the other Party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other Party’s own expense.

8.8 Tax Sharing Agreements. To the extent relating to any member of the Alkali Group, Seller shall terminate or cause to be terminated, on or before the Closing Date, all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any member of the Alkali Group, on the one hand, and any member of the Seller Group, on the other hand, are parties, and neither Seller nor any of its Affiliates nor any member of the Alkali Group shall have any rights or obligations thereunder after the Closing.

8.9 Tax Treatment of Payments. Except to the extent otherwise required by applicable Law (including pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law)), Seller and Purchaser shall (and shall cause their respective Affiliates to) treat any and all payments under this Article VIII, Section 2.7, and Article XI as an adjustment to the purchase price for Tax purposes.

8.10 Certain Tax Elections.

(a) Except for the Section 336(e) Elections, Purchaser shall not make, and shall cause its Affiliates (including, after the Closing, the members of the Alkali Group) not to make, any election with respect to any member of the Alkali Group (including any election pursuant to Treasury Regulation Section 301.7701-3), which election would be effective on or prior to the Closing Date.

(b) Seller and Purchaser agree and shall join in making an election under Section 336(e) of the Code (and any corresponding equivalent elections under state or local law) with respect to the purchase and sale of the Shares (and the deemed purchase and sale of the shares of Tronox Alkali Wyoming Corporation) (collectively, the “Section 336(e) Elections ”) to treat such purchase and sale (and deemed purchase and sale) as a purchase and sale of the Company’s and Tronox Alkali Wyoming Corporation’s assets for federal income Tax and state income and or franchise Tax purposes. In connection with the making of the Section 336(e) Elections, (i) Purchaser will enter into a written, binding agreement with Seller on or before the due date of Seller’s federal income Tax Return for the taxable year that includes the Closing Date, to make the Section 336(e) Elections and will prepare and file with such Tax Return a Section 336(e) Elections statement consistent with Treasury Regulation Section 1.336-2(h); and (ii) Seller and Purchaser will take, and cooperate with each other to take, all actions necessary and appropriate (including the preparation, completion, execution and timely filing of Form 8883 (or successor form prescribed by the IRS for use in connection with a Section 336(e) Elections), and the preparation, completion, execution and timely filing of such other forms, returns, elections, schedules and other documents and instruments) to effect, perfect and preserve a timely Section 336(e) Elections, and will report the purchase and sale of the Shares consistent with the Section 336(e) Elections, and, unless otherwise required by applicable Tax Laws, shall take no position contrary thereto or inconsistent therewith in any Tax Return or other filing or in any discussion with or any proceeding before any Taxing Authority.

(c) For purposes of the Section 336(e) Elections, within sixty (60) days following the determination of the Final Adjustment Amount, Purchaser shall provide Seller with a proposed allocation of the “adjusted grossed-up basis” as defined in Treasury Regulation 1.336-4(a) (“AGUB ”) among the assets of the Company in accordance with the applicable Treasury Regulations (the “Section 336(e) Allocation ”). Upon receipt from Purchaser, Seller shall have fifteen (15) days to review the determinations set forth in the Section 336(e) Allocation (the “Section 336(e) Allocation Review Period ”). At Purchaser’s request, Seller (x) shall reasonably cooperate and assist, and shall cause its representatives to assist, Purchaser and its representatives in the preparation of the Section 336(e) Allocation, and (y) shall provide Purchaser and its representatives with any information reasonably requested by them in connection with the Section 336(e) Allocation. If Seller disagrees with any determinations set forth on the Section 336(e) Allocation, Seller shall, on or prior to the last day of the Section 336(e) Allocation Review Period, deliver a written notice to Purchaser (the “Section 336(e) Allocation Notice of Objection ”), setting forth its objections. Unless Seller delivers the Section 336(e) Allocation Notice of Objection to Purchaser within the Section 336(e) Allocation Review Period, Seller shall be deemed to have accepted the determinations set forth in the Section 336(e) Allocation. If Seller delivers the Section 336(e) Allocation Notice of Objection to Purchaser within the Section 336(e) Allocation Review Period, Seller and Purchaser shall use their commercially reasonable efforts to reach agreement on the disputed determinations. If

Purchaser and Seller cannot resolve any disagreements with respect to the Section 336(e) Allocation, Purchaser and Seller jointly agree that the Independent Accounting Firm shall resolve such differences, with the fees and costs of such tax or valuation expert to be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller, and with the decision of the Independent Accounting Firm as to any matters in dispute between Purchaser and Seller to be binding and conclusive on all Parties. The Parties agree not to take any position, in connection with any Tax Return, audit or similar proceeding related to Taxes, that is inconsistent with the Section 336(e) Allocation as prepared (or resolved) pursuant to this Section 8.10(c) unless otherwise required by law. In the event of any adjustment to the AGUB requiring an amendment to the Section 336(e) Allocation, Purchaser shall prepare and deliver such amendment to Seller and such amended Section 336(e) Allocation shall, subject to the review and dispute resolution provisions of this Section 8.10(c), become the Section 336(e) Allocation.

8.11 Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Purchaser shall pay one-hundred percent (100%) of any applicable Transfer Taxes when due. The Party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other Party. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

8.12 Timing of Payments. Any indemnity payment required to be made pursuant to this Article VIII shall be made within ten (10) days after the Indemnified Party makes written demand upon the Indemnifying Party, but in no case earlier than five (5) days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable Tax Authority; provided that Seller shall pay to Purchaser any amounts that are indemnifiable pursuant to Section 8.1 and are shown as due on an original Tax Return required to be filed by Purchaser under Section 8.4 three (3) Business Days before such amounts are due without demand from Purchaser.

8.13 Survival; Tax Matters Coordination. (i) The indemnification obligations under this Article VIII shall survive until thirty (30) days following the expiration of the applicable statutory periods of limitation, (ii) the representations and warranties set forth in Section 3.13 shall survive until thirty (30) days following the expiration of the applicable statutory periods of limitation, and (iii) all other covenants and agreements contained in this Article VIII shall survive the Closing in accordance with their terms. Notwithstanding anything to the contrary in this Agreement, (i) indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Article VIII and Section 11.7 and Section 11.8 and (ii) the provisions of Article XI (other than Section 11.7 and Section 11.8) shall not apply to indemnification with respect to Taxes or the procedures relating thereto; provided that indemnification with respect to Taxes attributable to the Seller Pre-Closing Period and the procedures relating thereto shall be governed additionally by Section 11.2(c) and Section 11.3(c).

ARTICLE IX

CONDITIONS TO OBLIGATIONS TO CLOSE

9.1 Conditions to Obligation of Each Party to Close. The respective obligations of each Party to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:

(a) Antitrust Approvals. The waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

(b) No Injunctions. There shall not be in effect any Order by a Governmental Entity restraining, enjoining, having the effect of making the Sale illegal or otherwise prohibiting the consummation of the Sale.

(c) No Illegality. No Law shall have been enacted, entered, promulgated and remain in effect that prohibits or makes illegal the consummation of the Sale.

9.2 Conditions to Purchaser’s Obligation to Close. Purchaser’s obligation to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver by Purchaser, in its sole discretion, on or prior to the Closing Date of all of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Article III and Article IV which are qualified by a “Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (ii) the representations and warranties set forth in Article III and Article IV which are not qualified by a “Material Adverse Effect” qualification shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be so true and correct as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided, however, that, with respect to clauses (i) and (ii) of this Section 9.2(a), representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) or (ii) of this Section 9.2(a), as applicable), only as of such date or period; provided, further that the Seller Fundamental Representations, other than, in each case, de minimis exceptions, and the last sentence of Section 3.6 shall be true as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than such specified representations and warranties that by their terms speak as of another date, which representations and warranties shall be so true and correct to the extent applicable as of such other date).

(b) Covenants and Agreements. The covenants and agreements of Seller and the Company to be performed on or before the Closing in accordance with this Agreement shall have been performed in all material respects.

(c) Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of the Company by an executive officer of the Company (as to its representations, warranties, covenants and agreements) and on behalf of the Seller by an executive officer of Seller (as to its representations, warranties, covenants and agreements), stating that the conditions specified in Section 9.2(a) and Section 9.2(b) have been satisfied.

(d) No MAE. Since the date of this Agreement, no event, occurrence or development of a state of circumstances or facts shall have occurred that, individually or in the aggregate, has had, or would reasonably be expected to result in, a Material Adverse Effect.

9.3 Conditions to the Company’s and Seller’s Obligation to Close. The Company’s and Seller’s obligation to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver by Seller, in its sole discretion, on or prior to the Closing Date of all of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except as would not reasonably be expected to impair in any material respect the ability of Purchaser to perform its obligations under this Agreement or any Ancillary Agreement or prevent or materially delay the consummation of the Sale; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct only as of such date or period; provided, further, that the representations and warranties of Purchaser set forth in Section 5.4 and Section 5.6, other than, in each case, de minimis exceptions, shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.

(b) Covenants and Agreements. The covenants and agreements of Purchaser to be performed on or before the Closing in accordance with this Agreement shall have been performed in all material respects.

(c) Officer’s Certificate. Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 9.3(a) and Section 9.3(b) have been satisfied.

9.4 Frustration of Closing Conditions. Neither Seller nor Purchaser may rely on the failure of any condition set forth in Sections 9.1, 9.2 or 9.3, as the case may be, if such failure was caused by such Party’s failure to comply with any provision of this Agreement.

ARTICLE X

TERMINATION

10.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of Seller and Purchaser;

(b) by either Seller or Purchaser, if:

(i) the Closing shall not have occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement under this Section 10.1(b)(i) shall not be available to any Party whose failure or whose Affiliate’s failure to perform any covenant or obligation under this Agreement has been the primary cause or has primarily resulted in the failure of the transactions contemplated by this Agreement to occur on or before the Outside Date;

(ii) if any Order issued, or Law enacted, entered or promulgated, by a Governmental Entity permanently restrains, enjoins or prohibits or makes illegal the consummation of the Sale in a manner that would give rise to the failure of a condition set forth in Section 9.1(b) or Section 9.1(c), and such Order or Law becomes effective (and, in the case of any Order, final and nonappealable) (except for Orders relating to Antitrust Laws, which shall be governed by Section 10.1(b)(iii)); or

(iii) if any Governmental Entity that must grant a permit, authorization, consent, approval, expiration or termination in order for the Parties to consummate the Sale shall have denied such grant in a manner that would give rise to the failure of a condition set forth in Section 9.1(a) and such denial shall have become final and nonappealable; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 10.1(b)(iii) shall have complied in all material respects with its obligations under Section 6.3;

(c) by Seller if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 9.3(a) or Section 9.3(b) and (B) (x) cannot be cured prior to the date that is five (5) Business Days prior to the Outside Date or (y) has not been cured or waived prior to the date that is thirty (30) days from the date that Purchaser is notified by Seller in writing of such breach or failure to perform; provided further that neither Seller nor the Company is then in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement such that the conditions set forth in Section 9.2(a) or Section 9.2(b) would not be satisfied; or

(d) by Purchaser if Seller or the Company shall have breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 9.2(a) or Section 9.2(b) and (B) (x) cannot be cured prior to date that is five (5) Business Days prior to the Outside Date or (y) has not been cured or waived prior to the date that is thirty (30) days from the date that Seller is notified by Purchaser in writing of such breach or failure to perform; provided further that Purchaser is not then in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement such that the conditions set forth in Section 9.3(a) or Section 9.3(b) would not be satisfied.

10.2 Notice of Termination. In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 10.1, written notice of such termination shall be given by the terminating Party to the other Party to this Agreement.

10.3 Effect of Termination. In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 10.1, this Agreement shall terminate and become void and have no effect, and there shall be no Liability on the part of any Party to this Agreement, except as set forth in this Section 10.3; provided, however, that (a) the provisions of Section 6.2 (Confidentiality), the last sentence of Section 6.3(e) (Efforts), Section 6.5 (Public Announcements), Section 6.9 (Litigation Support) and Article XII (General Provisions) shall survive any termination of this Agreement and nothing in this Agreement shall relieve either Party hereto from Liability for failure to perform the obligations thereunder, and (b) nothing in this Agreement shall relieve either Party hereto from Liability for any fraud or intentional breach of this Agreement. The obligation of the Parties under the Confidentiality Agreement shall survive termination of this Agreement unchanged.

10.4 Extension; Waiver. At any time prior to the Closing, either Seller or Purchaser may (a) extend the time for performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other Party contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver.

ARTICLE XI

INDEMNIFICATION

11.1 Survival of Representations, Warranties, Covenants and Agreements.

(a) The representations, warranties, covenants and agreements of Seller and the Company contained in this Agreement shall survive the Closing until the date that is twelve (12) months after the Closing Date; provided, however, that (i) the representations and warranties made pursuant to Sections 3.1 (Organization and Qualification of the Alkali Group), 3.2 (Capitalization of the Members of the Alkali Group), 3.3 (Authority Relative to this Agreement), 3.17 (Intercompany Arrangements), 3.18 (Brokers), 4.1 (Organization and Qualification), 4.2 (Authority Relative to this Agreement), 4.4 (Title to Shares) and 4.6 (Brokers) (collectively, the “Seller Fundamental Representations”), shall survive until the date that is the third (3rd) anniversary of the Closing Date, (ii) the representations and warranties made pursuant to Section 3.13 (Taxes) shall survive until thirty (30) days following the expiration of the applicable statutory periods of limitation, (iii) the representations and warranties made pursuant to Section 3.14 (Environmental Matters) shall survive until the date that is the third (3rd) anniversary of the Closing Date and (iv) any covenant and agreement to be performed, in whole or in part, after the Closing Date shall survive the Closing in accordance with its terms. Written notice of a claim must be given by Purchaser to Seller in accordance with the provisions hereof prior to the expiration of the applicable representations, warranties, covenants or agreements; provided that written notice of a claim with respect to a covenant or agreement to be performed, in whole or in part, after the Closing Date, must be given by Purchaser to Seller no later than six (6) months following the expiration of such covenant or agreement in accordance with its terms.

(b) The representations, warranties, covenants and agreements of Purchaser contained in this Agreement shall survive the Closing until the date that is twelve (12) months after the Closing Date; provided, however, that (i) the Purchaser Fundamental Representations shall survive until the date that is the third (3rd) anniversary of the Closing Date and (ii) any covenant and agreement to be performed, in whole or in part, after the Closing Date shall survive the Closing in accordance with its terms. Written notice of a claim must be given by Seller to Purchaser in accordance with the provisions hereof prior to the expiration of the applicable representations, warranties, covenants or agreements; provided that written notice of a claim with respect to a covenant or agreement to be performed, in whole or in part, after the Closing Date, must be given by Seller to Purchaser no later than six (6) months following the expiration of such covenant or agreement in accordance with its terms.

11.2 Indemnification by Seller.

(a) Subject to the provisions of this Article XI and except with respect to indemnification for Taxes which shall be governed by Article VIII, effective as of and after the Closing, Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates (including members of the Alkali Group) and their respective managers, officers, directors, employees, representatives, successors and assigns (collectively, the “Purchaser Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Purchaser Indemnified Parties, to the extent arising out of or relating to (i) any inaccuracy or breach of any representation or warranty of the Seller or the Company contained in Article III or Article IV of this Agreement (except for Section 3.13 (Taxes)) or in any schedule or certificate delivered hereunder, (ii) any nonfulfillment or breach of any covenant or agreement of the Seller or the Company contained in this Agreement or in any schedule or certificate delivered hereunder or (iii) any Special Seller Indemnity Obligations.

(b) Notwithstanding any other provision to the contrary, Seller shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Losses pursuant to Section 11.2(a)(i):

(i) to the extent that such Losses were included in the calculation of Working Capital and reflected or reserved for on the Final Post-Closing Adjustment Statement or otherwise included in the calculation of the Post-Closing Adjustment;

(ii) unless such claim individually or a series of related claims involves Losses in excess of $300,000 (the “De Minimis Amount”), it being understood that if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of the Purchaser Indemnified Parties’ Losses under this Section 11.2(b);

(iii) until the aggregate amount of the Purchaser Indemnified Parties’ Losses under Section 11.2(a)(i) exceeds $6,500,000 (the “Deductible”), it being understood that if such Losses exceed the Deductible, Seller shall be obligated for only the Purchaser Indemnified Parties’ Losses under Section 11.2(a)(i) in excess of the Deductible; and

(iv) for any Losses under Section 11.2(a)(i) to the extent that the aggregate amount of such Losses exceed $13,000,000 (the “Cap”).

(c) Notwithstanding any other provision to the contrary (including Section 11.2(b)), no claim for indemnification pursuant to (i) Section 11.2(a)(i) arising out of or resulting from any inaccuracy or breach of a Seller Fundamental Representation or (ii) constituting fraud of Seller or its Affiliates shall be subject to the De Minimis Amount, the Deductible or the Cap; provided that the maximum aggregate indemnification amount to which the Purchaser Indemnified Parties may be entitled pursuant to Section 11.2 shall be equal to the Purchase Price, and the maximum aggregate indemnification amount to which Purchaser Indemnified Parties may be entitled with respect to Taxes attributable to the Seller Pre-Closing Period pursuant to Section 8.1 shall be equal to $198,750,000. For the avoidance of doubt, Losses arising out of or resulting from any inaccuracy or breach of a Seller Fundamental Representation shall not be included for the purpose of determining whether the aggregate amount of Losses under Section 11.2(a)(i) exceed the Cap.

(d) If applicable, any Losses that the Purchaser Indemnified Parties are entitled to recover pursuant to Section 11.2(a)(i) for any inaccuracy or breach of Seller Fundamental Representations (other than constituting fraud) or Section 8.1 shall be satisfied in the following order of recovery: (i) first, solely to the extent any portion of the retention amount under the transaction representation and warranties insurance policy acquired by Purchaser in connection with this Agreement (the “R&W Policy”) remains to be eroded, recovered directly from Seller to the extent of such remaining retention amount, subject to the other limitations set forth in this Section 11.2, (ii) second, by submission of claims to the R&W Policy, and (iii) third, solely to the extent the policy limit under the R&W Policy has been reached and coverage thereunder has been fully depleted, recovered directly from Seller, subject to the other limitations set forth in this Section 11.2.

11.3 Indemnification by Purchaser.

(a) Subject to the provisions of this Article XI and except with respect to indemnification for Taxes which shall be governed by Article VIII, effective as of and after the Closing, Purchaser and the members of the Alkali Group shall jointly and severally indemnify, defend and hold harmless Seller and its Affiliates, and their respective managers, officers, directors, employees, representatives, successors and assigns (collectively, the “Seller Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Seller Indemnified Parties arising by reason of or resulting from (i) any inaccuracy or breach of any representation or warranty of Purchaser contained in Article V of this Agreement or in any schedule or certificate delivered hereunder; and (ii) any nonfulfillment or breach of any covenant or agreement of Purchaser contained in this Agreement or in any schedule or certificate delivered hereunder.

(b) Notwithstanding any other provision to the contrary, Purchaser and the members of the Alkali Group shall not be required to indemnify, defend or hold harmless any Seller Indemnified Party against, or reimburse any Seller Indemnified Party for, any Losses pursuant to Section 11.3(a)(i), (i) unless such claim individually or a series of related claims involves Losses in excess of the De Minimis Amount, it being understood that if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of Seller Indemnified Parties’ Losses under this Section 11.3(b), (ii) until the aggregate amount of Seller Indemnified Parties’ Losses under Section 11.3(a)(i) exceeds the Deductible, it being understood that if such Losses exceed the Deductible, Purchaser shall be obligated for only Seller Indemnified Parties’ Losses under Section 11.3(a)(i) in excess of the Deductible, and (iii) for any Losses of Seller under Section 11.3(a)(i) to the extent that the aggregate amount of such Losses exceed the Cap.

(c) Notwithstanding any other provision to the contrary (including Section 11.3(b)), no claim for indemnification pursuant to (i) Section 11.3(a)(i) arising out of or resulting from any inaccuracy or breach of the representations and warranties set forth in Sections 5.1 (Organization and Qualification), 5.2 (Authority Relative to this Agreement), and 5.6 (Brokers) (collectively, the “Purchaser Fundamental Representations”) or (ii) constituting fraud of Purchaser or its Affiliates shall be subject to the De Minimis Amount, the Deductible or the Cap; provided that, the maximum aggregate indemnification amount to which the Seller Indemnified Parties may be entitled pursuant to Section 11.3 shall be equal to the Purchase Price, and the maximum aggregate indemnification amount to which Seller Indemnified Parties may be entitled pursuant to Section 8.2 shall be equal to $198,750,000. For the avoidance of doubt, Losses arising out of or resulting from any inaccuracy or breach of a Purchaser Fundamental Representation shall not be included for the purpose of determining whether the aggregate amount of Losses under Section 11.3(a)(i) exceed the Cap.

11.4 Indemnification Procedures.

(a) A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the Party or Parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened Action, Order, claim or demand that the Indemnified Party has determined gives or would reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened Action, Order, claim or demand asserted by a third Party against the Indemnified Party, such claim being a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand to the extent then known; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article XI except to the extent that the Indemnifying Party is prejudiced by such failure, it being agreed that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 11.1 for such representation, warranty, covenant or agreement.

(b) Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 11.2(a) or Section 11.3(a), the Indemnifying Party will be entitled, by notice to the Indemnified Party, acknowledging its irrevocable and unconditional obligation to fully indemnify the Indemnified Party hereunder against any Losses that may result from such Third Party Claim, delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party); provided that, if the Indemnifying Party assumes the defense and control of such Third Party Claim, the Indemnifying Party shall allow the

Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim (but not control or make decisions related thereto) with its own counsel and at its own expense. Notwithstanding the foregoing, the Indemnifying Party will not be entitled to assume or maintain the defense of any Third Party Claim if (i) the Third Party Claim seeks, in addition to or in lieu of monetary damages, any injunction or other equitable relief against the Indemnified Party (or any Affiliates thereof), (ii) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (iii) under applicable standards of professional conduct, a conflict on any significant issue exists between the Indemnifying Party and the Indemnified Party in respect of the Third Party Claim, or the Indemnified Party has available to it one or more defenses or counterclaims that are inconsistent with or different from those that may be available to the Indemnifying Party with respect to such Third Party Claim, (iv) the Indemnified Party reasonably believes an adverse determination with respect to the Third Party Claim would be materially detrimental to or materially injure the reputation, future business prospects or position in any other action of the Indemnified Party or its Affiliates, (v) the Indemnifying Party has failed to vigorously prosecute or defend such Third Party Claim, (vi) the Third Party Claim would give rise to Losses which are more than the amount indemnifiable by the Indemnifying Party under this Agreement or (vii) the Indemnified Party’s third party insurer has assumed the defense of such Third Party Claim. If the Indemnifying Party does not assume the defense and control of any Third Party Claim pursuant to this Section 11.4(b), the Indemnified Party shall be entitled to assume and control such defense; provided that the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim (but not control or make decisions related thereto) with its own counsel and at its own expense. If the Indemnifying Party assumes the defense and control of a Third Party Claim, the Indemnifying Party shall select counsel, contractors and consultants of recognized standing and competence and shall use commercially reasonable efforts in the defense or settlement of such Third Party Claim. Purchaser or Seller, as the case may be, shall, and shall cause each of their Affiliates and representatives to, reasonably cooperate with such other Person in the defense of any Third Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim. If the Indemnifying Party has assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, in its sole discretion and without the consent of any Indemnified Party; provided that (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed) if such settlement or judgment involves any injunctive relief binding on any of the Indemnified Parties or any finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party, and (ii) the Indemnifying Party shall (A) pay or cause to be paid all amounts in such settlement or judgment (other than to the extent that such liabilities would constitute Losses to which the De Minimis Amount, Deductible or Cap would be applicable in accordance with the applicable provisions of Sections 11.2(b) and 11.2(c) or Sections 11.3(b) and 11.3(c), as applicable) and (B) obtain, as a condition of any settlement or other resolution, a complete and unconditional release of the Indemnified Parties potentially affected by such Third Party Claim. No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned and delayed); provided that, notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such claim if it irrevocably waives in a writing delivered to the Indemnifying Party any right to indemnity therefor under this Agreement.

11.5 Exclusive Remedy and Release. Except in the case of fraud and except with respect to (a) the matters covered by Sections 2.5, 2.6, 2.7, 12.10 or 12.13, (b) the Ancillary Agreements and (c) with respect to any matter relating to Taxes (which shall be governed exclusively by Article VIII, Sections 11.1, 11.2 and 11.3), Purchaser and Seller acknowledge and agree that, following the Closing, the indemnification provisions of Sections 11.2 and 11.3 shall be the sole and exclusive remedies of Seller and Purchaser, respectively, and their respective Affiliates, including with respect to Purchaser after the Closing, the members of the Alkali Group, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability or otherwise) that each Party may at any time suffer or incur, or become subject to, as a result of, or in connection with the transactions contemplated by this Agreement and the Sale, including any breach of any representation or warranty in this Agreement by any Party, or any failure by any Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement. Without limiting the generality of the foregoing, the Parties hereto hereby irrevocably waive any right of rescission they or their respective Affiliates may otherwise have or to which they may become entitled.

11.6 Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Article XI, all Losses shall be net of any third-party insurance and indemnity proceeds (other than the proceeds of the R&W Policy) that are actually recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification (it being agreed that if such third-party insurance or indemnification proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made), in each case net of any costs incurred to recover such amounts or any increase in premiums resulting from such claim. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article XI (excluding, for the avoidance of doubt, any recovery by Purchaser from the R&W Policy), the Indemnifying Party shall be subrogated, to the extent of such payment, to any and all rights that the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any and all such rights to the Indemnifying Party. Notwithstanding any other provision to the contrary, for purposes of determining whether there has been a breach or inaccuracy of any representation or warranty, or the amount of any Loss related to any such breach or inaccuracy, under Section 11.2(a)(i) or Section 11.3(a)(i), the representations and warranties set forth in this Agreement and in any certificate furnished pursuant to this Agreement shall be considered without giving effect to any materiality limitation or qualification (including the terms “material” or “Material Adverse Effect”) (other than references to “material” or “Material Adverse Effect” (x) solely with respect to the standard that must be met to create an obligation to include items in a list set forth in a Company Disclosure Schedule or Purchaser Disclosure Schedule or (y) contained within the definition of “Permitted Lien”); provided, that this sentence shall not apply to (i) the phrase “in all material respects” set forth in Section 3.5(a) and Section 3.5(b) and (ii) the representations and warranties set forth in the last sentence of Section 3.6. The right to indemnification shall not be affected by any investigation or audit conducted prior to or after Closing or the knowledge of any party of any breach of a representation, warranty or covenant by any other party at any time. Each Party shall have the right, irrespective of any knowledge or investigation, to rely fully on the representations, warranties and covenants of the other Parties in this Agreement and the Ancillary Agreements.

11.7 Limitation of Liability. In no event shall any Indemnifying Party have liability to any Indemnified Party for any punitive damages or damages that are not reasonably foreseeable; provided that, in each case, such limitation shall not limit recovery to the extent any such damages (i) are the result of fraud or (ii) are payable to a Third Party as part of a Third Party Claim against an Indemnified Party that is indemnifiable hereunder. To the extent any claim may be recoverable pursuant to more than one section of this Article XI, the Indemnified Party may make such claim under any such section in the alternative; provided, however, that any Liability for indemnification hereunder shall be determined without duplication of recovery by reason of state of facts giving rise to such Liability constituting a breach of more than one representation, warranty, covenant or agreement.

11.8 Tax Benefits. Payments made to the Purchaser Indemnified Parties or the Seller Indemnified Parties pursuant to Sections 8.1, 8.2, 11.2(a) or 11.3(a) in respect of any Loss shall be reduced by an amount equal to any Tax benefit actually realized as a result of such Loss by the Purchaser Indemnified Party or any of its Affiliates or the Seller Indemnified Party or any of its Affiliates, as applicable.

ARTICLE XII

GENERAL PROVISIONS

12.1 Interpretation; Absence of Presumption.

(a) It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Schedule or Purchaser Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Schedule or Purchaser Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included in the Company Disclosure Schedule or Purchaser Disclosure Schedule is or is not material for purposes of this Agreement.

(b) For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (iv) references to “$” shall mean U.S. dollars; (v) the word “including” and words of similar import when used in this Agreement and the Ancillary Agreements shall mean “including without limitation,” unless otherwise specified; (vi) the word “or” shall not be exclusive; (vii) references to “written” or “in writing” include in electronic form; (viii) provisions shall apply, when appropriate, to successive events and transactions; (ix) the headings contained in this Agreement and the Ancillary Agreements are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and the Ancillary Agreements; (x) Seller and Purchaser have each participated in the negotiation and drafting of this Agreement and the Ancillary Agreements and if an ambiguity or question of interpretation should arise, this Agreement and the Ancillary Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions in this Agreement or the Ancillary Agreements; (xi) a reference to any Person includes such Person’s successors and permitted assigns; (xii) any reference to “days” means calendar days unless Business Days are expressly specified; (xiii) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end at the close of business on the next succeeding Business Day; and (xiv) the words “in the ordinary course of business” when used in this Agreement and the Ancillary Agreements shall be deemed to be followed by the words “consistent with past practice” unless otherwise specified. If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment obligation of Purchaser hereunder shall be a joint and several obligation of Purchaser and the members of the Alkali Group.

(c) Any disclosure with respect to a section or schedule of this Agreement, including any section of the Company Disclosure Schedule or Purchaser Disclosure Schedule, shall be deemed to be disclosed for other sections and schedules of this Agreement, including any section of the Company Disclosure Schedule or Purchaser Disclosure Schedule, to the extent that the relevance of such disclosure to such other sections or schedules is reasonably apparent on the face of such disclosure.

12.2 Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts executed and to be performed wholly within such State and without reference to the choice-of-law principles that would result in the application of the Laws of a different jurisdiction.

(b) Each Party irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, solely if such court declines jurisdiction, in any federal court located in the State of Delaware) for any Action arising out of or relating to this Agreement or the Financing, and hereby irrevocably agrees that all claims in respect of such Action shall be heard and determined in such court. Each Party hereby irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action. The Parties further agree, (i) to the extent permitted by Law, that final and unappealable judgment against any of them in any Action contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment and (ii) that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 12.6.

(c) EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT (INCLUDING ANY SUIT, ACTION OR OTHER PROCEEDING AGAINST OR INVOLVING ANY FINANCING SOURCE, INCLUDING THEIR RESPECTIVE SUCCESSORS AND PERMITTED ASSIGNS), OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS OR THE RELATIONSHIP BETWEEN THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 12.2. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 12.2 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

(d) Notwithstanding anything herein to the contrary, each Party agrees (i) that (x) any action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, against a Financing Source in connection with this Agreement, the Financing, any Alternative Financing, the Debt Commitment Letters or the Fee Letters (or any commitment letter or fee letter in connection with an Alternative Financing) or the transactions or services contemplated hereby or thereby shall be brought exclusively in a state or federal court sitting in the Borough of Manhattan within the City of New York, New York and the appellate courts thereof, (y) it will not, and will not permit any of its controlled Affiliates to, bring or support anyone else in bringing such claim, suit, action or proceeding in any court other than a state or federal court sitting in the Borough of Manhattan within the City of New York, New York and (z) each Party submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (ii) that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 12.6 shall be effective service of process against it for any such action brought in any such court, (iii) to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court, (iv) that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, (v) that the Laws of the State of New York shall govern any such Action and (vi) to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to clause (c) of this Section 11.2.

12.3 Entire Agreement. This Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto and the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes any prior discussion, correspondence, negotiation, proposed term sheet, agreement, understanding or arrangement, written or oral, and there are no agreements, understandings, representations or warranties between the Parties other than those set forth or referred to in this Agreement.

12.4 No Third Party Beneficiaries. Except for (i) Section 6.11, Section 11.2 and Section 11.3, which are intended to benefit, and to be enforceable by, the Persons specified therein, and (iii) Section 12.2(d), Section 12.4, the last sentence of Section 12.7, Section 12.8, and Section 12.15, which are intended to benefit and to be enforceable by the Financing Sources (it being understood such Financing Sources shall be third-party beneficiaries of such provisions), this Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto, is not intended to confer on or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

12.5 Expenses. Except as set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party (including Seller in respect of Seller Expenses) incurring such costs and expenses unless expressly otherwise contemplated in this Agreement; provided, however, that (i) the expenses of the members of the Alkali Group in connection with seeking consents and approvals required pursuant to Section 6.3 or Section 6.12 of this Agreement shall be borne by Purchaser and (ii) Seller Expenses shall be borne by Seller.

12.6 Notices. All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and upon delivery if delivered by hand, one (1) Business Day after being sent by courier or overnight delivery service, three (3) Business Days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when sent in the form of a facsimile and receipt confirmation is received, and shall be directed to the address or facsimile number set forth below (or at such other address or facsimile number as such Party shall designate by like notice):

(a)	If to Seller or Seller Parent:

Tronox US Holdings Inc.

263 Tresser Boulevard, Suite 1100

Stamford, CT 06901

Attention: General Counsel

Facsimile: (203) 705-3703

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

Attention: R. Scott Falk, P.C.

John Kupiec

Facsimile: (212) 446-6460

(b)	If to Purchaser:

Genesis Energy, L.P.

919 Milam, Suite 2100

Houston, TX 77002

Attention: Grant E. Sims

Telephone: (713) 860-2500

Facsimile: (713) 860-2647

with a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana, Suite 4400

Houston, Texas 77002

Attention: J. Vincent Kendrick

 Patrick Hurley

Telephone: (713) 220-5839 (J. Vincent Kendrick)

 (713) 220-8132 (Patrick Hurley)

Facsimile: (713) 236-0822

12.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties to this Agreement and their respective successors and assigns; provided, however, that no Party to this Agreement may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of the other Party to this Agreement; provided that Purchaser may assign its rights and obligations to another member of the Purchaser Group; provided, further, that in such event Purchaser shall remain liable for its obligations hereunder notwithstanding such assignment. Notwithstanding anything to the contrary included in the preceding sentence, Purchaser may, without the consent of Seller, collaterally assign this Agreement, in whole or in part, to any Debt Financing Source as collateral security.

12.8 Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the Party against whom enforcement of any such modification or amendment is sought. Either Party to this Agreement may, only by an instrument in writing, waive compliance by the other Party to this Agreement with any term or provision of this Agreement on the part of such other Party to this Agreement to be performed or complied with. The waiver by any Party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any party in exercising any right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Notwithstanding anything to the contrary contained herein, Section 12.2(d), Section 12.4, the last sentence of Section 12.7, Section 12.15 and this Section 12.8 (and any other provision of this Agreement to the extent a modification, waiver or termination of such provision that would modify the substance of such Sections) may not be amended, supplemented, waived or otherwise modified in any manner that impacts or is otherwise adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources, as applicable.

12.9 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

12.10 Specific Performance. The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity and (ii) the provisions set forth in Section 10.3 (A) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement prior to its valid termination and (B) shall not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance, or other equitable relief. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction. The foregoing is in addition to any other remedy to which any Party is entitled at law, in equity or otherwise. The Parties further agree that nothing set forth in this Section 12.10 shall require any Party to institute any Action for (or limit any Party’s right to institute any Action for) specific performance under this Section 12.10 prior to or as a condition to exercising any termination right under Article X. If any Party brings any Action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by (x) the amount of time during which such action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such Action.

12.11 No Admission. Nothing herein shall be deemed an admission by Seller or any of its Affiliates, in any Action or proceeding involving a third party, that Seller or any of its Affiliates or any such third party is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.

12.12 Counterparts. This Agreement may be executed in one or more counterparts, and by either of the Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement.

12.13 Parent Guarantee.

(a) In order to induce Purchaser to enter into this Agreement, Seller Parent hereby absolutely, irrevocably and unconditionally guarantees to the Purchaser Indemnified Parties, their successors and assigns, the full performance and observation of all the terms, covenants, conditions, provisions and agreements to be performed or observed by Seller or the Company when required to be performed or observed, and the payment in full of all amounts owed by Seller and the Company to any Purchaser Indemnified Parties when due and payable, in each case in accordance with the terms of this Agreement or the Ancillary Agreements. Such guarantee shall be as primary obligor and not merely as surety, shall be a guarantee of payment and performance and not of collection and shall be a continuing guarantee. Seller Parent hereby waives acceptance, diligence, promptness, presentment, demand of payment or performance, filing of claims with a court in the event of insolvency or bankruptcy of Seller or the Company, any right to require a proceeding (or other exhaustion of remedies) first against Seller or the Company or to join Seller or the Company in any enforcement action or to first resort to any other means of obtaining payment or performance, protest, notice and all demands whatsoever. Seller Parent agrees to pay any and all costs and expenses (including reasonable fees and disbursements of counsel) incurred by any of the Purchaser Indemnified Parties in enforcing any rights under this Section 12.13. Seller Parent hereby makes all of the representations and warranties set forth in Sections 4.1 (except that the reference to the “State of Delaware” shall be deemed to be replaced by “Commonwealth of Australia”), 4.2 and 4.3, with references therein to “Seller” deemed to be replaced by “Seller Parent”. Seller Parent hereby acknowledges and agrees to be bound by all of the provisions of Article XII of this Agreement. References in Section 12.13(a) to the Company shall be deemed to mean and refer to the obligations of Company prior to the Closing.

(b) Seller Parent hereby irrevocably designates and appoints Seller (in such capacity, the “Process Agent”) as its authorized agent to accept and acknowledge on its behalf, in the manner provided for notices to Seller, as the Seller, in Section 12.6 of this Agreement, service of any and all process which may be served in any Action arising out of or relating to this Agreement and hereby consents to process being served upon the Process Agent in any such Action. Seller hereby accepts the foregoing appointment. Seller Parent irrevocably waives, to the fullest extent permitted by Law, all claim of error by reason of any such service and agrees that such service shall be deemed in every respect effective service of process upon it in any such Action and shall, to the fullest extent permitted by Law, be taken and held to be valid and personal service upon and personal delivery to it. If Seller ceases to act as Process Agent at any time, Seller Parent covenants and agrees to designate irrevocably and appoint without delay another such agent domiciled in the U.S. reasonably satisfactory to Purchaser and to deliver promptly to Purchaser evidence in writing of such other agent’s acceptance of such appointment.

12.14 Waiver of Conflicts. Recognizing that Kirkland & Ellis LLP has acted as legal counsel to Seller and its Affiliates and the Company and its Subsidiaries prior to the Closing, and that Kirkland & Ellis LLP intends to act as legal counsel to Seller and its Affiliates (which will no longer include the Company and its Subsidiaries) after the Closing, each of Purchaser and the Company hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Kirkland & Ellis LLP representing Seller and/or its Affiliates after the Closing as such representation may relate to Purchaser, the Company or any of its Subsidiaries, or the transactions contemplated herein. In addition, all communications involving attorney-client confidences between Seller, its Affiliates, the Company or any of its Subsidiaries and Kirkland & Ellis LLP in the course of the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to Seller and its Affiliates (and not the Company or its Subsidiaries). Accordingly, the Company and each of its Subsidiaries shall not, without Seller’s consent, have access to any such communications, or to the files of Kirkland & Ellis LLP relating to its engagement, whether or not the Closing shall have occurred. Without limiting the generality of the foregoing, upon and after the Closing, (a) Seller and its Affiliates (and not the Company or its Subsidiaries) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Company or any of its Subsidiaries shall be a holder thereof, (b) to the extent that files of Kirkland & Ellis LLP in respect of such engagement constitute property of the client, only Seller and its Affiliates (and not the Company or its Subsidiaries) shall hold such property rights and (c) Kirkland & Ellis LLP shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Company or any of its Subsidiaries by reason of any attorney-client relationship between Kirkland & Ellis LLP and the Company or any of its Subsidiaries or otherwise. Purchaser further agrees, on its own behalf and on behalf of its Subsidiaries (including, after Closing, the Company and its Subsidiaries), that from and after Closing (a) the attorney-client privilege, all other evidentiary privileges, and the expectation of client confidence as to all Attorney-Client Communications belong to Seller and will not pass to or be claimed by Purchaser, the Company or any of their Subsidiaries, and (b) Seller will have the exclusive right to control, assert, or waive the attorney-client privilege, any other evidentiary privilege, and the expectation of client confidence with respect to such Attorney-Client Communications. Accordingly, Purchaser will not, and will cause each of its Subsidiaries (including, after Closing, the Company and its Subsidiaries) not to, (x) assert any attorney-client privilege, other evidentiary privilege, or expectation of client confidence with respect to any Attorney-Client Communication, except in the event of a post-Closing dispute with a Person that is not a Seller or a Seller’s Affiliate; or (y) take any action which could cause any Attorney-Client Communication to cease being a confidential communication or to otherwise lose protection under the attorney-client privilege or any other evidentiary privilege, including waiving such protection in any dispute with a Person that is not a Seller or a Seller’s Affiliate. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or any member of the Alkali Group, on the one hand, and a third party (other than a party to this Agreement), on the other hand, after the Closing, the Purchaser and the Company may assert any attorney-client privilege to prevent disclosure of any such communications with Kirkland & Ellis LLP to such third party; provided, that the Company may not waive such privilege without the prior written consent of Seller. Furthermore, Purchaser agrees, on its own behalf and on behalf of each of its Subsidiaries (including, after Closing, the Company and its Subsidiaries), that in the event of a dispute between any Seller or any Seller’s Affiliate on the one hand and the Company or any of its Subsidiaries on the other arising out of or relating to any matter in which Kirkland & Ellis LLP jointly represented both parties, neither the attorney-client privilege, the expectation of client confidence, nor any right to any other evidentiary privilege will protect from disclosure to such Seller or Seller’s Affiliate any information or documents developed or shared during the course of Kirkland & Ellis LLP’s joint representation. “Attorney-Client Communication’’ means any communication occurring on or prior to Closing between Kirkland & Ellis LLP on the one hand and the Company, its Subsidiaries, any Seller, or any of their respective Affiliates on the other hand that in any way relates to the transactions contemplated by this Agreement, including any representation, warranty, or covenant of any party under this Agreement or any related agreement.

12.15 Exculpation of Financing Sources

(a) Notwithstanding anything to the contrary contained herein, the Seller shall have no rights or claims against any Financing Source in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby whether at law or equity, in contract, in tort or otherwise; provided that, the foregoing will not limit the rights of the Purchaser in respect of the Financing under any commitment letter related thereto. Seller (i) agrees that it shall not have the right to seek or obtain money damages or expense reimbursement (whether at law or in equity, in contract, in tort or otherwise) from any Financing Source, (ii) waives any and all claims against each Financing Source and (iii) hereby agrees that in no event shall any Financing Source have any liability or obligation to the Seller relating to or arising out of this Agreement, the Financing, any commitment letter related thereto or the transactions contemplated hereby.

(b) Without limiting the foregoing, no Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature.

(c) Solely for purposes of Section 12.15, “Seller” shall be deemed to include each of the Seller Group’s respective controlled affiliates and their and its respective controlled affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives.

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.

TRONOX ALKALI CORPORATION

By:	/s/ Timothy C. Carlson
Name: Timothy C. Carlson
Title: Vice President and Chief Executive Officer

TRONOX US HOLDINGS INC.

By:	/s/ Timothy C. Carlson
Name: Timothy C. Carlson
Title: Vice President and Chief Executive Officer

TRONOX LIMITED, solely for purposes of Section 6.2(a), Section 6.6, Section 12.13 and generally applicable provisions of Article XII

By:	/s/ Peter Johnson
Name: Peter Johnston
Title: Chief Executive Officer

GENESIS ENERGY, L.P.,

By: Genesis Energy LLC,
its general partner

By:	/s/ Grant E. Sims
Name: Grant E. Sims
Title: Chief Executive Officer

[Signature Page to Stock Purchase Agreement]